Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

PIONEER NATURAL RESOURCES COMPANY,

PEARL FIRST MERGER SUB INC.,

PEARL SECOND MERGER SUB LLC,

PEARL OPCO MERGER SUB LLC,

PARSLEY ENERGY, INC.

and

PARSLEY ENERGY, LLC

Dated as of October 20, 2020

i

(Continued)

ii

(Continued)

iii

(Continued)

Exhibit A	Form of TRA Amendment
Exhibit B	Opco Schedule
Exhibit C	Form of Company Officer’s Certificate
Exhibit D	Form of Parent Officer’s Certificate

iv

INDEX OF DEFINED TERMS

Definition	Location
409A Authorities	3.12(e)
Acceptable Confidentiality Agreement	5.2(a)
Acquisition Proposal	5.2(j)(i)
Action	3.10
Adverse Recommendation Change	5.2(b)(i)
Affiliate	8.3(a)
Agreement	Preamble
Alternative Acquisition Agreement	5.2(b)(ii)
Book-Entry Shares	2.4(b)
Business Day	8.3(b)
Certificate	2.4(b)
Certificates of Merger	1.1(c)
Closing	1.2
Closing Date	1.2
COBRA	3.12(c)(vi)
Code	Recitals
Company	Preamble
Company 401(k) Plan	5.15(d)
Company Affiliate	8.13
Company Affiliate Transaction	3.22
Company Award Agreement	8.3(c)
Company Board	Recitals
Company Bylaws	3.1(b)
Company Charter	3.1(b)
Company Class A Common Stock	Recitals
Company Class B Common Stock	Recitals
Company Covered Individual	5.1(a)(xvii)
Company Disclosure Letter	Article III
Company Employee	5.15(a)
Company Expenses	7.3(d)(ii)
Company Financial Advisors	3.28
Company Independent Petroleum Engineers	3.25(a)
Company Intellectual Property	3.19
Company Material Adverse Effect	8.3(d)
Company Material Contract	3.16(a)
Company Merger Consideration	2.1(a)(i)
Company Officer’s Tax Certificate	5.11(c)
Company Organizational Documents	3.1(b)
Company Parties	Article III
Company Performance Awards	2.3(a)(i)

i

INDEX OF DEFINED TERMS

(Continued)

Definition	Location
Company Plans	3.12(b)
Company Preferred Stock	3.2(a)
Company Property	3.18(a)
Company PRSU Award	8.3(e)
Company Recommendation	Recitals
Company Reserve Report Letter	3.25(a)
Company Restricted Stock Award	8.3(f)
Company RSU Award	8.3(g)
Company SEC Documents	3.6(a)
Company Stock Awards	3.2(e)
Company Stockholder Approval	3.4(a)
Company Stockholders	Recitals
Company Stockholders Meeting	5.3(a)
Company Termination Fee	8.3(h)
Confidentiality Agreement	8.3(i)
Contract	3.5(a)
control	8.3(j)
Controlled Group	8.3(k)
COPAS	8.3(l)
Creditors’ Rights	3.4(a)
D&O Award Holders	3.2(e)
D&O Insurance	5.8(b)
Delaware Secretary of State	1.1(a)
Derivative Transaction	8.3(m)
DGCL	1.1(a)
Director Award	2.3(a)(i)
Dissenting Shares	2.6
Divestiture Action	5.5(b)
DLLCA	1.1(b)
EBITDA	8.3(n)
Effective Time	1.1(a)
Eligible Shares	2.1(a)(i)
Environment	3.14(e)(i)
Environmental Claim	3.14(e)(ii)
Environmental Law	3.14(e)(iii)
Environmental Permits	3.14(a)
ERISA	3.12(b)
Exchange Act	3.5(b)
Exchange Agent	2.4(a)
Exchange Fund	2.4(a)
Exchange Ratio	2.1(a)(i)
Excluded Opco LLC Units	2.2(a)(ii)

INDEX OF DEFINED TERMS

(Continued)

Definition	Location
Excluded Shares	2.1(a)(ii)
FERC	3.27(b)
Filed Company SEC Documents	Article III
Filed Parent SEC Documents	Article IV
First Certificate of Merger	1.1(a)
First Company Merger	Recitals
Form S-4	5.3(a)
Fraud	8.3(o)
GAAP	3.6(b)
Governmental Entity	3.5(b)
Hazardous Materials	3.14(e)(iv)
HSR Act	3.5(b)
Hydrocarbons	8.3(p)
Indebtedness	8.3(q)
Indemnified Persons	5.8(a)
Integrated Mergers	Recitals
Intellectual Property	8.3(r)
Intervening Event	5.2(j)(iii)
IRS	3.12(b)
Joint Proxy Statement	5.3(a)
knowledge	8.3(s)
Law	3.5(a)
Liens	3.2(b)
Material Adverse Effect	8.3(t)
Measurement Date	3.2(a)
Merger Consideration	2.2(a)(i)
Merger Sub Inc.	Preamble
Merger Sub LLC	Preamble
Mergers	Recitals
Natural Gas Act	3.27(b)
New Board Designee	1.7
Nonqualified Deferred Compensation Plan	3.12(e)
Oil and Gas Leases	8.3(u)
Oil and Gas Properties	8.3(v)
Opco Certificate of Merger	1.1(b)
Opco Exchange Ratio	2.2(a)(i)
Opco LLC	Preamble
Opco LLC Agreement	1.4(a)
Opco LLC Stapled Unit	2.2(a)(i)
Opco LLC Unit	Recitals
Opco Merger	Recitals
Opco Merger Consideration	2.2(a)(i)

INDEX OF DEFINED TERMS

(Continued)

Definition	Location
Opco Merger Sub LLC	Preamble
Opco Schedule	2.2(a)(i)
Opco Surviving Company	Recitals
Opco Unitholder Approval	Recitals
Outside Date	7.1(b)(i)
Parent	Preamble
Parent 401(k) Plan	5.15(d)
Parent Affiliate	8.13
Parent Affiliate Transaction	4.22
Parent Board	Recitals
Parent Bylaws	4.1(b)
Parent Charter	4.1(b)
Parent Common Stock	Recitals
Parent Convertible Notes	8.3(w)
Parent Disclosure Letter	Article IV
Parent Expenses	7.3(d)(i)
Parent Financial Advisors	4.28
Parent Independent Petroleum Engineers	4.25(a)
Parent Intellectual Property	4.19
Parent Material Adverse Effect	8.3(y)
Parent Material Contract	4.16(a)
Parent Officer’s Tax Certificate	5.11(c)
Parent Organizational Documents	4.1(b)
Parent Parties	Article IV
Parent Plans	4.12(b)
Parent Preferred Stock	4.2(a)
Parent Property	4.18(a)
Parent PRSU Award	8.3(y)
Parent Recommendation	Recitals
Parent Reserve Report Letter	4.25(a)
Parent Restricted Stock Award	8.3(z)
Parent RSU Award	8.3(aa)
Parent SEC Documents	4.6(a)
Parent Stock Option	8.3(bb)
Parent Stockholder Approval	4.4(a)
Parent Stockholders	Recitals
Parent Stockholders Meeting	5.3(a)
Parent Termination Fee	8.3(cc)
Parties	Preamble
PBGC	3.12(c)(iv)
Pension Plan	3.12(a)
Permits	3.11

INDEX OF DEFINED TERMS

(Continued)

Definition	Location
Permitted Lien	8.3(dd)
Person	8.3(ee)
PPACA	3.12(c)(vi)
Production Burdens	8.3(ff)
Regulatory Material Adverse Effect	5.5(b)
Related Party	8.3(gg)
Release	3.14(e)(v)
Remaining Company Plan Shares	2.3(c)
Representative	8.3(hh)
Rights-of-Way	3.24
Sarbanes-Oxley Act	3.6(a)
SEC	3.6(a)
Second Certificate of Merger	1.1(c)
Second Company Merger	Recitals
Second Company Merger Effective Time	1.1(c)
Securities Act	3.5(b)
Stock Issuance	Recitals
Subsidiary	8.3(ii)
Superior Proposal	5.2(j)(ii)
Surviving Company	Recitals
Surviving Corporation	Recitals
Tail Period	5.8(b)
Takeover Laws	3.20
Tax Receivable Agreement	Recitals
Tax Return	8.3(jj)
Taxes	8.3(kk)
Terminable Breach	7.1(b)(v)
TRA Amendment	Recitals
Transactions	Recitals
Voting Agreements	Recitals
WARN Act	3.13(b)
Wells	8.3(ll)
Willful and Material Breach	7.2(b)

v

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 20, 2020, is by and among Pioneer Natural Resources Company, a Delaware corporation (“Parent”), Pearl First Merger Sub Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub Inc.”), Pearl Second Merger Sub LLC, a Delaware limited liability company and a wholly-owned Subsidiary of Parent (“Merger Sub LLC”), Pearl Opco Merger Sub LLC, a Delaware limited liability company and a wholly-owned Subsidiary of Parent (“Opco Merger Sub LLC”), Parsley Energy, Inc., a Delaware corporation (the “Company”), and Parsley Energy, LLC, a Delaware limited liability company (“Opco LLC”). Each of Parent, Merger Sub Inc., Merger Sub LLC, Opco Merger Sub LLC, the Company and Opco LLC are referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, the Parties intend to effect (i) at the Effective Time, (A) the merger (the “First Company Merger”) of Merger Sub Inc. with and into the Company, with the Company continuing as the surviving entity (the “Surviving Corporation”), on the terms and subject to the conditions set forth herein; and (B) simultaneously with the First Company Merger, the merger (the “Opco Merger”) of Opco Merger Sub LLC with and into Opco LLC, with Opco LLC continuing as the surviving entity (the “Opco Surviving Company”); and (ii) immediately following the First Company Merger, the merger (the “Second Company Merger” and, together with the First Company Merger, the “Integrated Mergers,” and the Integrated Mergers together with the Opco Merger, the “Mergers”) of the Surviving Corporation with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity (the “Surviving Company”), on the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held by unanimous vote, has (i) determined that the Mergers and the other transactions contemplated by this Agreement (collectively, the “Transactions”) are in the best interests of, and are advisable to, Parent and its stockholders (the “Parent Stockholders”), (ii) approved, adopted and declared advisable this Agreement and the Transactions, (iii) directed that the issuance of the shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) constituting the Merger Consideration and other shares of Parent Common Stock to be issued in the Mergers or reserved for issuance in connection with such Mergers, in each case, as provided for in Article II (the “Stock Issuance”) be submitted to the Parent Stockholders for approval and (iv) resolved to recommend that the Parent Stockholders approve the Stock Issuance at a duly held meeting of such stockholders for such purpose (the “Parent Recommendation”);

WHEREAS, the Board of Directors of Merger Sub Inc. has approved, adopted and declared advisable this Agreement and the Transactions (including the First Company Merger);

WHEREAS, Parent (i) as the sole stockholder of Merger Sub Inc., will adopt this Agreement promptly following its execution; (ii) as the sole member of Opco Merger Sub LLC, has adopted this Agreement concurrently with its execution; and (iii) as the sole member of Merger Sub LLC, has adopted this Agreement concurrently with its execution;

WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held by unanimous vote, has (i) declared that this Agreement and the Transactions (including the Integrated Mergers) are fair to, and in the best interests of, the Company and its stockholders (the “Company Stockholders”), (ii) approved and declared advisable this Agreement and the Transactions (including the Integrated Mergers) and (iii) recommended that the Company Stockholders approve and adopt this Agreement and the Transactions (including the Integrated Mergers) at a duly held meeting of such stockholders for such purpose (the “Company Recommendation”);

WHEREAS, the Board of Directors of the Company, on behalf of the Company, in its capacity as the managing member of Opco LLC, has (i) determined that this Agreement and the Transactions (including the Opco Merger) are fair to, and in the best interests of, Opco LLC and its members and (ii) approved and declared advisable this Agreement and the Transactions (including the Opco Merger);

WHEREAS, the Company, as the holder of more than a majority of the issued and outstanding Opco LLC Units, has adopted this Agreement concurrently with its execution (the “Opco Unitholder Approval”);

WHEREAS, concurrently with the execution and delivery of this Agreement, certain Company Stockholders have entered into voting and support agreements (collectively, the “Voting Agreements”), dated as of the date hereof, with Parent, pursuant to which, among other things, such Company Stockholders have agreed to vote such Company Stockholders’ shares of Class A common stock, par value $0.01 per share, of the Company (“Company Class A Common Stock”), Class B common stock, par value $0.01 per share, of the Company (the “Company Class B Common Stock”) and/or Units (as defined in the Opco LLC Agreement (as defined herein)) of Opco LLC (each, an “Opco LLC Unit”), as applicable, in favor of the adoption of this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, certain parties to the Tax Receivable Agreement, dated as of May 29, 2014, among the Company, certain members of Opco LLC and Bryan Sheffield (the “Tax Receivable Agreement”) are entering into an amendment thereto pursuant to Section 7.6 thereof, with such amendment substantially in the form attached hereto as Exhibit A (the “TRA Amendment”), which provides for the payment in full of the Early Termination Payment (as such term is defined in the Tax Receivable Agreement) on the Closing Date immediately after the Effective Time, on the terms set forth therein, and the termination of the Tax Receivable Agreement following such payment;

WHEREAS, for U.S. federal income tax purposes, (i) it is intended that the Integrated Mergers, taken together, constitute an integrated plan and qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) this Agreement is intended to constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a); and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe certain conditions to the Mergers as specified herein;

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

THE MERGERS

Section 1.1 The Mergers.

(a) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub Inc. shall be merged with and into the Company. Following the First Company Merger, the separate corporate existence of Merger Sub Inc. shall cease, and the Company shall continue as the Surviving Corporation and a wholly-owned Subsidiary of Parent. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the applicable Parties shall file a certificate of merger (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), executed in accordance with the relevant provisions of the DGCL in connection with effecting the First Company Merger. The First Company Merger shall become effective at such time on the Closing Date as the Parties shall agree in writing and shall specify in the First Certificate of Merger (the time the First Company Merger becomes effective being the “Effective Time”).

(b) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Limited Liability Company Act of the State of Delaware (the “DLLCA”), at the Effective Time, simultaneously with the consummation of the First Company Merger, Opco Merger Sub LLC shall be merged with and into Opco LLC. Following the Opco Merger, the separate existence of Opco Merger Sub LLC shall cease, and Opco LLC shall continue as the Opco Surviving Company, a direct, partially- owned Subsidiary of the Surviving Corporation and a direct, partially-owned Subsidiary of Parent (and, following the Second Company Merger Effective Time, a direct, partially-owned Subsidiary of the Surviving Company and a direct, partially-owned Subsidiary of Parent) and an indirect wholly-owned Subsidiary of Parent. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date (and in any event substantially concurrently with the filing of the First Certificate of Merger with the Delaware Secretary of State), the applicable Parties shall file a certificate of merger (the “Opco Certificate of Merger”) with the Delaware Secretary of State, executed in accordance with the relevant provisions of the DLLCA in connection with effecting the Opco Merger. The Opco Merger shall become effective at the Effective Time as the Parties shall specify in the Opco Certificate of Merger.

(c) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the DLLCA, at the Second Company Merger Effective Time, the Surviving Corporation shall be merged with and into Merger Sub LLC. Following the Second Company Merger, the separate corporate existence of the Surviving Corporation shall cease, and Merger Sub LLC shall be the Surviving Company. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the applicable Parties shall file a certificate of merger (the “Second Certificate of Merger” and, together with the First Certificate of Merger and the Opco Certificate of Merger, the “Certificates of Merger”) with the Delaware Secretary of State, executed in accordance with the relevant provisions of the DGCL and DLLCA in connection with effecting the Second Company Merger. The Second Company Merger shall become effective one minute after the Effective Time (the time the Second Company Merger becomes effective being the “Second Company Merger Effective Time”) as the Parties shall specify in the Second Certificate of Merger.

Section 1.2 Closing. The closing of the Mergers (the “Closing”) shall take place on the second Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), at the offices of Gibson, Dunn & Crutcher LLP, 2001 Ross Avenue, Suite 2100, Dallas, Texas 75201, unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”. The Parties may complete the Closing on the Closing Date by electronic transfer of documents and signature pages to avoid the necessity of a physical Closing. None of the Transactions described in Section 1.1 above shall be completed unless all of them are completed substantially concurrently in accordance with the terms of this Agreement.

Section 1.3 Effects of the Mergers. The Mergers shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL and the DLLCA, as applicable. Without limiting the generality of the foregoing, and subject thereto, (a) at the Effective Time, (i) all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub Inc. shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub Inc. shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation and (ii) all the property, rights, privileges, powers and franchises of each of Opco LLC and Opco Merger Sub LLC shall vest in the Opco Surviving Company, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of Opco LLC and Opco Merger Sub LLC shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Opco Surviving Company and (b) at the Second Company Merger Effective Time, all the property, rights, privileges, powers and franchises of each of the Surviving Corporation and Merger Sub LLC shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Surviving Corporation and Merger Sub LLC shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Company.

Section 1.4 Organizational Documents.

(a) At the Effective Time, (i) by virtue of the First Company Merger and without any further action on the part of Parent, the Company, Merger Sub Inc. or any other Person, the Company Charter shall be amended so that it reads in its entirety the same as the certificate of incorporation of Merger Sub Inc. as in effect immediately prior to the Effective

Time (except that all references therein to Merger Sub Inc. shall be automatically amended to become references to the Surviving Corporation), and as so amended shall be the certificate of incorporation of the Surviving Corporation, subject to Section 5.8(a), until thereafter amended in accordance with its terms and as provided by applicable Law; (ii) by virtue of the First Company Merger and without any further action on the part of Parent, the Company, Merger Sub Inc. or any other Person, the Company Bylaws shall be amended so that they read in their entirety the same as the bylaws of Merger Sub Inc. as in effect immediately prior to the Effective Time (except that all references therein to Merger Sub Inc. shall be automatically amended to become references to the Surviving Corporation), and as so amended shall be the bylaws of the Surviving Corporation, subject to Section 5.8(a), until thereafter amended in accordance with their terms and the certificate of incorporation of the Surviving Corporation and as provided by applicable Law; and (iii) by virtue of the Opco Merger and without any further action on the part of Parent, the Company, Opco LLC, Opco Merger Sub LLC or any other Person, the certificate of formation of Opco LLC and the Fourth Amended and Restated Limited Liability Company Agreement of Opco LLC, dated as of July 22, 2019, as amended prior to the date hereof, by and among Opco LLC and the Members (as such term is defined therein) from time to time party thereto (the “Opco LLC Agreement”) shall continue in full force and effect, without any amendment thereto, and shall be the certificate of formation and limited liability company agreement, respectively, of the Opco Surviving Company, subject to Section 5.8(a), until thereafter amended in accordance with their respective terms and as provided by applicable Law.

(b) As of the Second Company Merger Effective Time, by virtue of the Second Company Merger and without any further action on the part of Parent, the Surviving Corporation, Merger Sub LLC or any other Person, the certificate of formation and limited liability company agreement of Merger Sub LLC in effect as of immediately prior to the Second Company Merger Effective Time shall be the certificate of formation and limited liability company agreement, respectively, of the Surviving Company from and after the Second Company Merger Effective Time, subject to Section 5.8(a), until thereafter amended as provided therein or by applicable Law.

Section 1.5 Directors. From and after the Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law, the directors of Merger Sub Inc. immediately prior to the Effective Time shall be the directors of the Surviving Corporation.

Section 1.6 Officers. From and after the Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law, (i) the officers of Merger Sub Inc. immediately prior to the Effective Time shall be the officers of the Surviving Corporation and (ii) the officers of Opco Merger Sub LLC immediately prior to the Effective Time shall be the officers of the Opco Surviving Company. From and after the Second Company Merger Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law, the officers of Merger Sub LLC immediately prior to the Second Company Merger Effective Time shall be the officers of the Surviving Company.

Section 1.7 Parent Board Composition. Prior to the Effective Time, Parent shall take all necessary corporate action so that, upon and after the Effective Time, the size of the Parent Board is increased by two members, and, prior to the Closing, each of Matt Gallagher and A.R. Alameddine (each, in such capacity, a “New Board Designee”) are appointed to the Parent Board to fill the vacancies on the Parent Board created by such increase; provided that, in the event a New Board Designee is either unwilling or unable to serve as a member of the Parent Board at the time of such appointment, then another member of the Company Board that is determined by the Parent Board in good faith to be independent with respect to his or her service on the Parent Board and is mutually agreed between the Company and Parent shall be appointed to fill such vacancy on the Parent Board in lieu of such New Board Designee. Parent, through the Parent Board, shall take all necessary action to nominate such new directors for election to the Parent Board in the proxy statement relating to the first annual meeting of the Parent Stockholders following the Closing. The Parent Board (or an authorized committee thereof) will, in a manner consistent with its ordinary policies and practices, appoint each New Board Designee to a committee of the Parent Board within 90 days following the Closing Date.

ARTICLE II

EFFECT ON THE CAPITAL STOCK AND OTHER EQUITY INTERESTS OF THE

CONSTITUENT ENTITIES; EXCHANGE OF CERTIFICATES

Section 2.1 Conversion of Company Capital Stock.

(a) At the Effective Time, by virtue of the First Company Merger and without any action on the part of the Company, Parent, Merger Sub Inc. or the holders of any shares of capital stock of the Company, Parent or Merger Sub Inc.:

(i) Subject to Section 2.4(f), each share of Company Class A Common Stock issued and outstanding immediately prior to the Effective Time (excluding any Excluded Shares and any unvested Company Restricted Stock Awards that do not vest by their terms as a result of the consummation of the Mergers) (the “Eligible Shares”) shall thereupon be converted into and become exchangeable for 0.1252 (the “Exchange Ratio”) shares of Parent Common Stock (the “Company Merger Consideration”). As of the Effective Time, all such shares of Company Class A Common Stock shall no longer be outstanding, automatically be cancelled, cease to exist, and thereafter only represent the right to receive the Company Merger Consideration, any dividends or other distributions payable pursuant to Section 2.4(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.4(f), in each case to be issued or paid in accordance with Section 2.4, without interest.

(ii) Each share of Company Class A Common Stock held in the treasury of the Company or owned, directly or indirectly, by Parent or Merger Sub Inc. immediately prior to the Effective Time (collectively, “Excluded Shares”) shall automatically be cancelled and cease to exist, and no consideration shall be delivered in exchange therefor.

(iii) Each share of common stock, par value $0.01 per share, of Merger Sub Inc. issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(iv) The Exchange Ratio shall be adjusted to reflect fully the appropriate effect of any stock split, split-up, reverse stock split, stock dividend or distribution of securities convertible into Company Class A Common Stock or Parent Common Stock, or any reorganization, recapitalization, reclassification or other like change with respect to the Company Class A Common Stock, the Company Class B Common Stock or the Parent Common Stock, in each case having a record date occurring on or after the date of this Agreement and prior to the Effective Time; provided, that nothing in this Section 2.1(a)(iv) shall be construed to permit the Company or Parent to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.

(b) At the Second Company Merger Effective Time, by virtue of the Second Company Merger and without any action on the part of Parent, the Surviving Corporation, Merger Sub LLC or the holders of any shares of capital stock or other equity interests of Parent, the Surviving Corporation or Merger Sub LLC, each share of common stock of the Surviving Corporation issued pursuant to the First Company Merger and outstanding immediately prior to the Second Company Merger Effective Time shall automatically be cancelled and retired and cease to exist, and no consideration shall be delivered in exchange therefor, and Parent shall continue as the sole member of the Surviving Company.

Section 2.2 Conversion of Opco LLC Units and Cancellation of Company Class B Common Stock.

(a) At the Effective Time, by virtue of the First Company Merger (with respect to the Company Class B Common Stock) and the Opco Merger (with respect to the Opco LLC Units) and without any action on the part of Parent, the Company, Merger Sub Inc., Opco Merger Sub LLC, Opco LLC or the holders of any shares of capital stock or other equity interests of Parent, the Company, Merger Sub Inc., Opco Merger Sub LLC or Opco LLC:

(i) Subject to Section 2.4(f), each Opco LLC Unit issued and outstanding immediately prior to the Effective Time (other than any Excluded Opco LLC Unit), and all rights in respect thereof, shall be converted into the right to receive a number of shares of Parent Common Stock (the “Opco Exchange Ratio”) equal to the Exchange Ratio (the “Opco Merger Consideration” and, together with the Company Merger Consideration, the “Merger Consideration”). Each share of Company Class B Common Stock (together with the related Opco LLC Unit, an “Opco LLC Stapled Unit”) shall be automatically cancelled for no additional consideration as of the Effective Time, subject to the right of the holders of any Opco LLC Stapled Units to demand appraisal with respect to, and only with respect to, such holder’s shares of Company Class B Common Stock as contemplated by Section 2.6. The Opco Merger Consideration shall be delivered to the holders of Opco LLC Stapled Units as set forth on Exhibit B (the “Opco Schedule”), which may be updated by Opco LLC from time to time after the date hereof until the date that is three Business Days prior to the Closing Date to reflect transfers and exchanges in accordance with the Opco LLC Agreement, with such updates to be concurrently delivered to Parent. The parties agree that (A) Opco LLC shall be solely responsible for the preparation of the Opco Schedule and determination of the amount of Opco Merger Consideration to be delivered to each holder of Opco LLC Stapled Units as set forth therein, (B) Opco LLC shall prepare the Opco Schedule in accordance with and in compliance with all relevant terms of the Opco LLC Agreement and applicable Law, (C) Parent shall have the right to conclusively rely on the Opco Schedule without investigation or verification of the accuracy of the contents thereof and (D) Parent, the Surviving Company and the Opco Surviving Company shall not have any liability arising out of this Agreement to any Person for any errors or inaccuracies in the Opco Schedule. The issuance of Parent Common Stock by Parent, and the delivery thereof by the Opco Surviving Company or the Exchange Agent, in accordance with the Opco Schedule shall constitute full satisfaction of their respective obligations with respect to the issuance of the Opco Merger Consideration hereunder. As of the Effective Time, the Opco LLC Units (other than the Excluded Opco LLC Units) and shares of Company Class B Common Stock issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and cease to exist, and each holder of such Opco LLC Units and shares of Company Class B Common Stock shall cease to have any rights with respect thereto, except for the right of such holder to receive the Opco Merger Consideration, any dividends or other distributions payable pursuant to Section 2.4(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.4(f), in each case to be issued or paid in accordance with Section 2.4, without interest.

(ii) Each Opco LLC Unit owned, directly or indirectly, by the Company or Parent or any of their respective Subsidiaries immediately prior to the Effective Time (collectively, “Excluded Opco LLC Units”) shall remain outstanding and unaffected by the Opco Merger.

(iii) Each unit of Opco Merger Sub LLC issued and outstanding immediately prior to the Effective Time shall be automatically exchanged for a number of units of the Opco Surviving Company equal to the number of Opco LLC Units (other than Excluded Opco LLC Units) issued and outstanding immediately prior to the Effective Time.

(b) The Opco Merger Consideration issuable in accordance with the terms of this Section 2.2 shall be in full satisfaction of all rights pertaining to the Opco LLC Units and any other equity interests of Opco LLC.

(c) The Opco Exchange Ratio shall be adjusted to reflect fully the appropriate effect of any unit split, split-up, reverse unit split, unit dividend or distribution of securities convertible into Opco LLC Units, or any reorganization, recapitalization, reclassification or other like change with respect to the Opco LLC Units, in each case having a record date occurring on or after the date of this Agreement and prior to the Effective Time; provided, that nothing in this Section 2.2(c) shall be construed to permit Opco LLC to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.

Section 2.3 Treatment of Company Equity-Based Awards.

(a) As of the Effective Time, automatically and without any required action on the part of the holder thereof:

(i) each vested Company RSU Award and vested Company PRSU Award (including any Company RSU Award or Company PRSU Award that vests by its terms as a result of the consummation of the Mergers, including as set forth in this Section 2.3(a)(i)) that is outstanding as of immediately prior to the Effective Time shall, at the Effective

Time automatically, and without any action on the part of Parent, the Company or any holder thereof, be cancelled and converted into the right to receive a number of shares of Parent Common Stock (to be issued to the holder of such vested Company RSU Award or vested Company PRSU Award within 30 days following the Closing Date in accordance with the terms of the Company RSU Award or the Company PRSU Award, as applicable), rounded up or down to the nearest whole share, equal to the product of (A) the number of shares of Company Class A Common Stock subject to such vested Company RSU Award or vested Company PRSU Award immediately prior to the Effective Time, and (B) the Exchange Ratio; provided, however, notwithstanding anything to the contrary (x) in any Company RSU Award held by a non-employee member of the Company Board (a “Director Award”), all Director Awards will become fully vested as a result of the consummation of the Mergers and be treated as vested Company RSU Awards pursuant to this Section 2.3(a)(i) or (y) in any Company PRSU Award or Company Restricted Stock Award that contains performance-based vesting criteria (collectively, “Company Performance Awards”), all Company Performance Awards will be deemed to have become vested pursuant to their terms based on deemed achievement of the maximum level of performance applicable to such Company Performance Award as of the date immediately prior to the Effective Time and shall be treated as vested Company PRSU Awards pursuant to this Section 2.3(a)(i) or, with respect to such Company Restricted Stock Awards, as set forth in Section 2.1(a)(i);

(ii) each unvested Company RSU Award (excluding any Company RSU Award that vests by its terms as a result of the consummation of the Mergers) that is outstanding as of immediately prior to the Effective Time shall be converted on the same terms and conditions (including time-based vesting conditions) applicable to such unvested Company RSU Award under the applicable Company Plan and Company Award Agreement as of immediately prior to the Effective Time into the right to receive a time-based restricted stock unit of Parent covering a number of shares of Parent Common Stock, rounded up or down to the nearest whole share, equal to the product of (A) the number of shares of Company Class A Common Stock subject to such unvested Company RSU Award immediately prior to the Effective Time and (B) the Exchange Ratio; and

(iii) each unvested Company Restricted Stock Award (excluding any Company Restricted Stock Award that vests by its terms as a result of the Mergers, including as set forth in Section 2.3(a)(i), which shall be treated as set forth in Section 2.1(a)(i)) that is outstanding as of immediately prior to the Effective Time shall be converted on the same terms and conditions (including time-based vesting conditions) applicable to such Company Restricted Stock Award under the applicable Company Plan and Company Award Agreement as of immediately prior to the Effective Time into the right to receive time-based restricted shares of Parent Common Stock, rounded up or down to the nearest whole share, equal to the product of (A) the number of shares of Company Class A Common Stock subject to such Company Restricted Stock Award immediately prior to the Effective Time and (B) the Exchange Ratio.

(b) The Company and Parent shall each take, or cause to be taken, all action necessary, as applicable, to provide for the treatment of the Company Stock Awards as set forth in the foregoing provisions of this Section 2.3.

(c) As of the Effective Time, Parent shall assume the Parsley Energy, Inc. 2014 Long Term Incentive Plan, as amended and the Jagged Peak Energy 2017 Long Term Incentive Plan, including (i) all of the obligations with respect to the Company Stock Awards, as cancelled or converted as set forth in the foregoing provisions of this Section 2.3 and (ii) with respect to any number of shares (as adjusted pursuant to the Exchange Ratio) that remain (or may again become) available for future issuance thereunder (“Remaining Company Plan Shares”), subject to any limitations under applicable Law or any applicable securities exchange listing requirements. In addition, as soon as practicable following the Effective Time, Parent shall file with the SEC one or more appropriate registration statements with respect to all converted Company Stock Awards under this Section 2.3 and all Parent Common Stock that may be issued in connection with such converted Company Stock Awards and the Remaining Company Plan Shares.

(d) For the avoidance of doubt, the payment of all amounts payable pursuant to this Section 2.3 shall be subject to appropriate withholding (as applicable) for Taxes in accordance with Section 2.5.

Section 2.4 Exchange and Payment for Company Common Stock.

(a) Prior to the Effective Time, Parent shall deposit (or cause to be deposited) with a bank or trust company designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), in trust for the benefit of (i) holders of Eligible Shares and (ii) holders of Opco LLC Stapled Units identified on the Opco Schedule, book-entry shares (or certificates if requested) representing the shares of Parent Common Stock issuable pursuant to Section 2.1(a)(i) or Section 2.2(a)(i), as applicable. In addition, Parent shall make available by depositing with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or distributions payable pursuant to Section 2.4(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.4(f). All shares of Parent Common Stock, dividends, distributions and cash deposited with the Exchange Agent for the benefit of holders of Eligible Shares and holders of Opco LLC Stapled Units are hereinafter referred to as the “Exchange Fund.” The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for Eligible Shares and Opco LLC Stapled Units pursuant to this Agreement out of the Exchange Fund. Except as contemplated by this Section 2.4(a), Section 2.4(d) and Section 2.4(f), the Exchange Fund shall not be used for any other purpose.

(b) As soon as reasonably practicable after the Effective Time, the Surviving Company and the Opco Surviving Company shall cause the Exchange Agent to mail to (i) each holder of record of a certificate (a “Certificate”) that immediately prior to the Effective Time represented outstanding Eligible Shares that were converted into the right to receive the Company Merger Consideration, any dividends or distributions payable pursuant to Section 2.4(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.4(f) and (ii) each holder of Opco LLC Stapled Units identified on the Opco Schedule as entitled to receive the Opco Merger Consideration, any dividends or distributions payable pursuant to Section 2.4(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.4(f) (A) a form of letter of transmittal (which, with respect to holders of Certificates, shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Exchange Agent), which letter shall be in customary form and contain such other provisions as Parent or the Exchange Agent may reasonably specify, and (B) instructions for use in effecting the surrender of such Certificates or Opco LLC Stapled Units, as applicable, in exchange for the Company Merger Consideration or Opco Merger Consideration, respectively, any dividends or other distributions payable pursuant to Section 2.4(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.4(f). Upon surrender of a Certificate to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as the Exchange Agent may reasonably require, the holder of such Certificate shall be entitled to receive in exchange for the Eligible Shares formerly represented by such Certificate (1) that number of whole shares of Parent Common Stock (after taking into account all Eligible Shares then held by such holder under all Certificates so surrendered) to which such holder of Eligible Shares shall have become entitled pursuant to Section 2.1(a)(i) (which shall be in uncertificated book-entry form unless a physical certificate is requested), (2) any dividends or other distributions payable pursuant to Section 2.4(d) and (3) any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.4(f), and the Certificate so surrendered shall forthwith be cancelled. Upon delivery by a holder of Opco LLC Stapled Units of such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as the Exchange Agent may reasonably require, to the Exchange Agent, the holder of such Opco LLC Stapled Units shall be entitled to receive in exchange for such Opco LLC Stapled Units (1) that number of whole shares of Parent Common Stock to which such holder of Opco LLC Stapled Units shall have become entitled pursuant to Section 2.2(a)(i) (which shall be in uncertificated book-entry form unless a physical certificate is requested), (2) any dividends or other distributions payable pursuant to Section 2.4(d) and (3) any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.4(f). As promptly as practicable after the Effective Time and in any event not later than the third Business Day thereafter, the Surviving Company shall cause the Exchange Agent to issue and send to each holder of uncertificated Eligible Shares represented by book entry (“Book-Entry Shares”) (x) that number of whole shares of Parent Common Stock to which such holder of Book-Entry Shares shall have become entitled pursuant to the provisions of Section 2.1(a)(i) (which shall be in book-entry form unless a physical certificate is requested), (y) any dividends or other distributions payable pursuant to Section 2.4(d) and (z) any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.4(f), without such holder being required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent, and such Book-Entry Shares shall then be cancelled. No interest will be paid or accrued on any unpaid dividends and distributions or cash in lieu of fractional shares, if any, payable to holders of Certificates, Book-Entry Shares or Opco LLC Stapled Units. Until surrendered as contemplated by this Section 2.4, each Certificate, Book-Entry Share or Opco LLC Stapled Unit shall be deemed after the Effective Time to represent only the right to receive the Company Merger Consideration or Opco Merger Consideration, as applicable, payable in respect thereof, any dividends or other distributions payable pursuant to Section 2.4(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.4(f).

(c) If payment of the Company Merger Consideration or the Opco Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate, Book-Entry Share or Opco LLC Stapled Unit (as applicable) is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share or Opco LLC Stapled Unit shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Company Merger Consideration or Opco Merger Consideration (as applicable) to a Person other than the registered holder of such Certificate, Book-Entry Share or Opco LLC Stapled Unit or shall have established to the satisfaction of Parent that such Tax is not applicable.

(d) (i) No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to (A) the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 2.4(f), in each case until the holder thereof shall surrender such Certificate in accordance with this Article II or (B) the holder of any Opco LLC Stapled Unit with respect to the shares of Parent Common Stock that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 2.4(f), in each case until the holder thereof shall deliver to the Exchange Agent a duly completed and validly executed letter of transmittal in accordance with this Article II. Following the surrender of a Certificate by a record holder of Eligible Shares or the delivery of a duly completed and validly executed letter of transmittal by a holder of Opco LLC Stapled Units, as applicable, in each case in accordance with this Article II, there shall be paid to such holder, without interest, (1) promptly after such surrender, the amount of any dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.4(f) and (2) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

    (ii) Notwithstanding anything in the foregoing to the contrary, holders of Book-Entry Shares who are entitled to receive shares of Parent Common Stock under this Article II shall be paid (A) at the time of payment of such Parent Common Stock by the Exchange Agent under Section 2.4(b), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.4(f) and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the time of such payment by the Exchange Agent under Section 2.4(b) and a payment date subsequent to the time of such payment by the Exchange Agent under Section 2.4(b) payable with respect to such whole shares of Parent Common Stock.

(e) The Merger Consideration or Opco Merger Consideration (as applicable), any dividends or other distributions payable pursuant to Section 2.4(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.4(f) issued and paid in accordance with the terms of this Article II shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Company Class A Common Stock formerly represented by such Certificates, the Book-Entry Shares or the Opco LLC Stapled Units, as applicable. At the Effective Time, (i) the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Company Class A Common Stock or Company Class B Common Stock that were outstanding immediately prior to the Effective Time, and (ii) the transfer books of Opco LLC shall be closed and there shall be no further registration of transfers of the Opco LLC Units that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Company or the Exchange Agent for transfer or transfer is sought for Book-Entry Shares or Opco LLC Stapled Units, such Certificates, Book-Entry Shares or Opco LLC Stapled Units shall be cancelled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Shares.

(f) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, Book-Entry Shares or Opco LLC Stapled Units, no dividends or other distributions with respect to the Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former stockholder of the Company or former member of Opco LLC who otherwise would be entitled to receive a fractional share of Parent Common Stock an amount in cash (without interest) determined by multiplying (i) the fraction of a share of Parent Common Stock which such holder would otherwise be entitled to receive (taking into account all shares of Company Class A Common Stock or Opco LLC Stapled Units, as applicable, held at the Effective Time by such holder and rounded to the nearest thousandth when expressed in decimal form) pursuant to Section 2.1(a)(i) or Section 2.2(a)(i), as applicable, by (ii) the per share volume weighted average price of Parent Common Stock for the five consecutive trading days immediately prior to the Closing Date as reported by Bloomberg, L.P.

(g) Any portion of the Exchange Fund that remains undistributed to the holders of Certificates, Book-Entry Shares or Opco LLC Stapled Units 180 days after the Effective Time shall be delivered to the Surviving Company, upon demand, and any remaining holders of Certificates or Book-Entry Shares (except to the extent representing Excluded Shares) or Opco LLC Stapled Units (except to the extent representing Excluded Opco LLC Units) shall thereafter look only to the Surviving Company, as general creditors thereof, for payment of the Company Merger Consideration or Opco Merger Consideration (as applicable), any unpaid dividends or other distributions payable pursuant to Section 2.4(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.4(f) (subject to abandoned property, escheat or other similar Laws), without interest.

(h) Notwithstanding anything to the contrary in this Section 2.4, none of Parent, the Surviving Corporation, the Surviving Company, the Opco Surviving Company, the Exchange Agent or any other Person shall be liable to any Person in respect of shares of Parent Common Stock, dividends or other distributions with respect thereto or cash in lieu of fractional shares of Parent Common Stock properly delivered to a public official pursuant to any applicable abandoned property, escheat or other similar Laws.

(i) The Exchange Agent shall invest any cash included in the Exchange Fund as reasonably directed by Parent on a daily basis. Any interest and other income resulting from such investments in amounts in excess of the amounts payable hereunder shall be paid to Parent on demand at any time and from time to time. Parent or the Surviving Company shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Certificates, Book-Entry Shares or Opco LLC Stapled Units pursuant to this Agreement. To the extent, for any reason, the amount in the Exchange Fund is below that required to make prompt payment of the aggregate cash payments contemplated by this Article II, Parent shall promptly replace, restore or supplement the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make the payment of the aggregate cash payments contemplated by this Article II.

(j) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent and the Exchange Agent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Company Merger Consideration payable in respect thereof, any dividends or other distributions payable pursuant to Section 2.4(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.4(f).

Section 2.5 Withholding Rights.

(a) Each of the Parent Parties, the Surviving Corporation, the Surviving Company, the Opco Surviving Company, the Company, Opco LLC and the Exchange Agent shall be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration otherwise payable to any holder of Eligible Shares, Opco LLC Stapled Units or Company Stock Awards, as applicable, such amounts as the Person making such payment is required to deduct and withhold under the Code or any provision of state, local or foreign tax Law (and, for the avoidance of doubt, to the extent deduction and withholding is required in respect of the delivery of any Parent Common Stock pursuant to this Agreement, a portion of the Parent Common Stock otherwise deliverable hereunder may be withheld). To the extent that amounts are so properly deducted or withheld and paid over to the relevant Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction or withholding was made, and, if a portion of the Parent Common Stock otherwise deliverable to a Person is withheld hereunder, the relevant withholding party shall be treated as having sold such Parent Common Stock on behalf of such Person for an amount of cash equal to the fair market value thereof at the time of the required withholding (which fair market value shall be deemed to be the closing price of shares of Parent Common Stock on the NYSE on the Closing Date) and having paid such cash proceeds to the appropriate Governmental Entity.

(b) Opco LLC shall use commercially reasonable efforts to deliver to Parent at or prior to the Closing a properly executed certificate of non-foreign status, meeting the requirements of Code Sections 1445 and 1446(f) (and the applicable regulations thereunder), in a form reasonably acceptable to Parent, with respect to each holder of Opco LLC Units. Neither the Exchange Agent nor any Party shall be entitled to deduct and withhold, or cause to be deducted and withheld, any amount under Code Sections 1445 and 1446(f) from the consideration otherwise payable pursuant to this Agreement to any holder of Opco LLC Units (in respect of such Opco LLC Units) for which such a certificate of non-foreign status is provided; provided, that this Section 2.5(b) shall not be construed to restrict the rights of the Exchange Agent or any Party to withhold under Code Sections 1445 and 1446(f) in respect of a change in applicable tax law occurring after the date of this Agreement.

Section 2.6 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Class B Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such shares pursuant to Section 262 of the DGCL (“Dissenting Shares”) shall be treated in accordance with Section 262 of the DGCL. The Company shall serve prompt notice to Parent of any demands for appraisal of any shares of Company Class B Common Stock, attempted withdrawals of such notices or demands and any other instruments received by the Company relating to rights to appraisal, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent, make any payment with respect to, settle or offer to settle, or approve any withdrawal of any such demands. For the avoidance of doubt, (a) no dissenters’ or appraisal rights shall be available with respect to the Company Class A Common Stock or with respect to the Opco LLC Units and (b) appraisal rights shall be limited to an appraisal, pursuant to Section 262 of the DGCL, solely of the fair value of the Company Class B Common Stock, as such.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE Company PARTIES

Except (i) as and to the extent disclosed in the Company SEC Documents filed or furnished with the SEC on or after January 1, 2019 and publicly available prior to the date of this Agreement (other than any disclosures set forth in any risk factor section, in any section relating to forward looking statements and any other disclosures included therein to the extent they are predictive, cautionary or forward-looking in nature) (the “Filed Company SEC Documents”) or (ii) as set forth in the corresponding section or subsection of the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that the disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face), the Company and Opco LLC (collectively, the “Company Parties”) represent and warrant to the Parent Parties as follows:

Section 3.1 Organization, Standing and Power.

(a) Each Company Party and its Subsidiaries is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except in the case of any Subsidiary of any Company Party (other than, with respect to the Company, Opco LLC), where the failure to be so organized or in good standing or to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each Company Party and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has previously made available to Parent true and complete copies of the Company’s certificate of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”) and the certificate of formation of Opco LLC and the Opco LLC Agreement, in each case as amended to the date of this Agreement (together with the Company Charter and the Company Bylaws, the “Company Organizational Documents”), and each of the Company Organizational Documents as so made available is in full force and effect. Neither the Company nor Opco LLC is in violation of any provision of the Company Organizational Documents.

Section 3.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 600,000,000 shares of Company Class A Common Stock, 125,000,000 shares of Company Class B Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share, of the Company (the “Company Preferred Stock”). As of the close of business on October 16, 2020 (the “Measurement Date”), (i) 378,663,211 shares of Company Class A Common Stock (excluding treasury shares) were issued and outstanding (including 672,918 shares subject to outstanding Company Restricted Stock Awards), (ii) 34,201,316 shares of Company Class B Common Stock (excluding treasury shares) were issued and outstanding, (iii) 34,201,316 Opco LLC Units and 34,201,316 shares of Company Class B Common Stock were issued and outstanding and not held by the Company or any of its Subsidiaries, (iv) 378,663,211 Opco LLC Units were issued and outstanding and held by the Company, (v) 746,082 shares of Company Class A Common Stock and no shares of Company Class B Common Stock were held by the Company in its treasury, (vi) no shares of Company Preferred Stock were issued and outstanding or held by the Company in its treasury, (vii) 18,948,335 shares of Company Class A Common Stock were reserved for issuance pursuant to the Company Plans (of which (A) 2,069,723 shares were subject to outstanding Company RSU Awards and (B) 1,598,332 shares were subject to outstanding Company PRSU Awards (assuming maximum levels of performance are achieved)) and (viii) 34,201,316 shares of Company Class A Common Stock are available for issuance in exchange for Opco LLC Units (together with the corresponding shares of Company Class B Common Stock).

(b) All outstanding shares of capital stock of the Company are, and all shares reserved for issuance will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. No shares of capital stock of the Company are owned by any Subsidiary of the Company. All outstanding shares of capital stock and other voting securities or equity interests of each Subsidiary of the Company have been duly authorized and validly issued and are fully paid, nonassessable and not subject to any preemptive rights. All outstanding shares of capital stock and other voting securities or equity interests of each such Subsidiary (other than Opco LLC) are owned, directly or indirectly, by Opco LLC, free and clear of all pledges, claims, liens, charges, options, rights of first refusal, encumbrances and security interests of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) (collectively, “Liens”), other than transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws or as set forth in the Company Organizational Documents.

(c) As of the close of business on the Measurement Date, neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of the Company or such Subsidiary on any matter. Except as set forth above in Section 3.2(a) and except for changes since the close of business on the Measurement Date resulting from the settlement of Company RSU Awards or Company PRSU Awards, in each case in accordance with their terms as in effect on the Measurement Date or the date of such later issuance, or resulting from any issuance after the date of this Agreement permitted by Section 5.1(a), there are no outstanding: (i) shares of capital stock or other voting securities or equity interests of the Company, (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of the Company or other voting securities or equity interests of the Company or any of its Subsidiaries, (iii) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of the Company or any of its Subsidiaries or other equity equivalent or equity-based awards or rights, (iv) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock of the Company or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries or rights or interests described in the preceding clause (iii) or (v) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities.

(d) Except for the Voting Agreements and the Company Organizational Documents, there are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries.

(e) Section 3.2(e) of the Company Disclosure Letter sets forth a true and complete list of all directors and officers of the Company that are holders (“D&O Award Holders”), as of the close of business on the Measurement Date, of outstanding Company RSU Awards, Company PRSU Awards, Company Restricted Stock Awards and other similar rights to purchase or receive shares of Company Class A Common Stock or similar rights granted under the Company Plans or otherwise (collectively, “Company Stock Awards”), indicating as applicable, with respect to each such D&O Award Holder, (i) any outstanding Company Stock

Award held by such D&O Award Holder, (ii) the type of award granted to such D&O Award Holder, (iii) the number of shares of Company Class A Common Stock subject to such Company Stock Award, (iv) the name of the plan under which such Company Stock Award was granted, (v) the date of grant, exercise or purchase price, vesting schedule, payment schedule (if different from the vesting schedule) and expiration date thereof, and (vi) whether (and to what extent) the vesting of such Company Stock Award will be accelerated or otherwise adjusted in any way or any other terms will be triggered or otherwise adjusted in any way by the consummation of the Transactions or by the termination of employment or engagement or change in position of such D&O Award Holder following or in connection with the Mergers.

(f) Section 3.2(f) of the Company Disclosure Letter sets forth a true and complete list of the name of each holder of Opco LLC Units and the number of Opco LLC Units held by such holder, in each case, as of the Measurement Date. All of the Opco LLC Units held by the Company are held free and clear of all Liens, other than transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws or as set forth in the Opco LLC Agreement. The rate at which each Opco LLC Unit (together with one share of Company Class B Common Stock) may be exchanged for shares of Company Class A Common Stock pursuant to the terms of the Opco LLC Agreement is one for one.

Section 3.3 Subsidiaries. Section 3.3 of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company, including its jurisdiction of incorporation or formation. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries or any Oil and Gas Properties, the Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any such equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, nor is it under any obligation to provide funds to, make any material loan, capital contribution, guarantee, credit enhancement or other material investment in, or assume any liability or obligation of, any Person.

Section 3.4 Authority.

(a) Each Company Party has all necessary corporate or limited liability company power and authority to execute, deliver and perform its obligations under this Agreement and, subject to the receipt of the Company Stockholder Approval, to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company Parties and the consummation by the Company Parties of the Transactions have been duly authorized by all necessary corporate or limited liability company action on the part of the Company Parties and no other corporate or limited liability company proceedings on the part of the Company Parties are necessary to approve this Agreement or to consummate the Transactions, subject, in the case of the consummation of the Integrated Mergers, to the approval and adoption of this Agreement and the Transactions by the holders of at least a majority of the outstanding shares of Company Class A Common Stock and Company Class B Common Stock, voting together as one class (the “Company Stockholder Approval”). This Agreement has been duly executed and delivered by the Company Parties and, assuming the due authorization, execution and delivery by each Parent Party, constitutes a valid and binding obligation of each Company Party, enforceable against such Company Party in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity (collectively, “Creditors’ Rights”)).

(b) The Company Board, at a meeting duly called and held at which all directors of the Company were present, duly and unanimously adopted resolutions (i) declaring that this Agreement and the Transactions (including the Integrated Mergers) are fair to, and in the best interests of, the Company and the Company Stockholders, (ii) approving and declaring advisable this Agreement and the Transactions (including the Integrated Mergers), and (iii) recommending that the Company Stockholders approve and adopt this Agreement and the Transactions (including the Integrated Mergers), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 5.2.

(c) The Board of Directors of the Company, on behalf of the Company, in its capacity as the managing member of Opco LLC, has adopted resolutions (i) determining that this Agreement and the Transactions (including the Opco Merger) are fair to, and in the best interests of, Opco LLC and its members and (ii) approving and declaring advisable this Agreement and the Transactions (including the Opco Merger), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 5.2.

(d) The Company Stockholder Approval and the Opco Unitholder Approval are the only votes of the holders of any class or series of the Company’s or Opco LLC’s capital stock or other securities required in connection with the consummation of the Transactions. No vote of the holders of any class or series of the Company’s or Opco LLC’s capital stock or other securities is required in connection with the consummation of any of the Transactions other than the First Company Merger and the Opco Merger.

Section 3.5 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by each of the Company Parties do not, and the consummation of the Transactions (with or without notice or lapse of time, or both) will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien (other than Permitted Liens) in or upon any of the properties, assets or rights of either Company Party or any of its Subsidiaries under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Company Organizational Documents, (ii) any material bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, commitment, agreement, instrument, obligation, arrangement, understanding, undertaking, permit, concession or franchise, whether written or oral (excluding, for the avoidance of doubt, all Oil and Gas Leases, Rights-of-Way and all other instruments constituting a Party’s chain of title to the Oil and Gas Properties or Rights-of-Way) (each, including all amendments thereto, a “Contract”) to which either Company Party or any of its Subsidiaries is a party or by which either Company Party or any of its Subsidiaries or any of their respective properties or assets may be bound or (iii) subject to the governmental filings and other matters referred to in Section 3.5(b), any federal, state, local or foreign law (including common law), statute, ordinance, rule, code, regulation, order, judgment, injunction, decree or other legally enforceable requirement (“Law”) or any rule or regulation of the NYSE applicable to the Company Parties or any of their Subsidiaries or by which the Company Parties or any of their Subsidiaries or any of their respective properties or assets may be bound, except as, in the case of clauses (ii) and (iii), as individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect (provided, that clause (D) of the definition of “Material Adverse Effect” shall be disregarded for purposes of this Section 3.5(a)).

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any federal, state, local or foreign government or subdivision thereof or any other governmental, administrative, judicial, legislative, executive, regulatory, instrumentality, agency, commission or body (each, a “Governmental Entity”) is required by or with respect to the Company Parties or any of their Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company Parties or the consummation by the Company Parties of the Transactions, except for (i) the filing of the pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and any other applicable state or federal securities, takeover and “blue sky” Laws, (iii) the filing of the Certificates of Merger with the Delaware Secretary of State as required by the DGCL and, to the extent applicable, the DLLCA, (iv) any filings and approvals required under the rules and regulations of the NYSE and (v) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect (provided, that clause (D) of the definition of “Material Adverse Effect” shall be disregarded for purposes of this Section 3.5(b)).

Section 3.6 SEC Reports; Financial Statements.

(a) The Company has filed with or furnished to the Securities and Exchange Commission (the “SEC”) on a timely basis all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by the Company on or after January 1, 2019 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Company SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), including, in each case, the rules and regulations promulgated thereunder, and none of the Company SEC Documents contained, when filed (or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended), any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Company SEC Documents (i) have been prepared in a manner consistent with the books and records of the Company and its Subsidiaries, (ii) have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC), (iii) comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto and (iv) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. Since January 1, 2020, the Company has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

(c) The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to the Company, including its consolidated Subsidiaries, required to be disclosed in the Company’s periodic and current reports under the Exchange Act is made known to the Company’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, his or her conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(d) The Company and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is effective in providing reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of the Company’s internal control over financial reporting prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting which would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(e) Since January 1, 2020, (i) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company or any of its Subsidiaries.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.

(g) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Documents.

(h) The Company is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act and (ii) the rules and regulations of the NYSE, in each case, that are applicable to the Company.

(i) No Subsidiary of the Company is required to file any form, report, schedule, statement or other document with the SEC.

Section 3.7 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, except (a) to the extent accrued or reserved against in the unaudited consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2020 included in the Quarterly Report on Form 10-Q filed by the Company with the SEC on August 6, 2020 (including the notes thereto) (without giving effect to any amendment thereto filed on or after the date hereof), (b) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since June 30, 2020, (c) liabilities under this Agreement or incurred in connection with the Transactions and (d) liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.8 Certain Information. None of the information supplied or to be supplied by or on behalf of the Company Parties for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement will, at the date it is first mailed to Company Stockholders and to Parent Stockholders and at the time of the Company Stockholders Meeting and the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the first sentence of Section 4.8, the Joint Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no Company Party makes any representation or warranty with respect to statements included or incorporated by reference in the Form S-4 or the Joint Proxy Statement based on information supplied by or on behalf of the Parent Parties specifically for inclusion or incorporation by reference therein.

Section 3.9 Absence of Certain Changes or Events. Since June 30, 2020, (a) as of the date of this Agreement, the Company and its Subsidiaries have, in all material respects, conducted their businesses only in the ordinary course consistent with past practice; (b) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect; (c) as of the date of this Agreement, neither the Company nor any of its Subsidiaries has suffered any material loss, damage, destruction or other casualty affecting any of its material properties or assets, whether or not covered by insurance; and (d) as of the date of this Agreement, none of the Company or any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Sections 5.1(a)(i), (ii), (iv), (v), (vi), (vii), (viii), (xii), (xix) or (xxiii) (solely as it relates to the foregoing Sections 5.1(a)(i), (ii), (iv), (v), (vi), (vii), (viii), (xii) or (xix)).

Section 3.10 Litigation. There is no action, suit, claim, arbitration, investigation, inquiry, grievance or other proceeding (each, an “Action”) pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of the Company or any of its Subsidiaries in such individual’s capacity as such, other than any Action that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.11 Compliance with Laws. The Company and each of its Subsidiaries are, and since January 1, 2019, have been, in compliance with all Laws (other than compliance with (i) ERISA and other Laws applicable to Company Plans and other employee benefit matters, which is addressed solely in Section 3.12, (ii) Environmental Laws, which is addressed solely in Section 3.14 and (iii) Tax Laws, which is addressed solely in Section 3.15) applicable to their businesses, operations, properties or assets, except where any non-compliance, individually or the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. None of the Company or any of its Subsidiaries has received, since January 1, 2019, a notice or other written communication alleging or relating to a possible violation of any Law applicable to their businesses, operations, properties or assets, except for such violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company and each of its Subsidiaries have in effect all permits, licenses, variances, exemptions, approvals, authorizations, consents, operating certificates, franchises, orders and approvals (collectively, “Permits”) of all Governmental Entities necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, and, since January 1, 2019, there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit, nor would any such revocation, non-renewal, adverse modification or cancellation result from the consummation of the Transactions, except where the failure to have in effect such Permits or such violation or default or other event, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.12 Benefit Plans.

(a) None of the Company, any of its Subsidiaries or any member of their Controlled Group has ever sponsored, maintained, contributed to or been required to contribute to or incurred any liability (contingent or otherwise) with respect to: (i) a “multiemployer plan” (within the meaning of ERISA section 3(37)), (ii) an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA (“Pension Plan”) that is subject to Title IV of ERISA or Section 412 of the Code, (iii) a Pension Plan which is a “multiple employer plan” as defined in Section 413 of the Code, or (iv) a “funded welfare plan” within the meaning of Section 419 of the Code.

(b) Section 3.12(a) of the Company Disclosure Letter contains a true and complete list of each “employee benefit plan” (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA), “multiemployer plan” (within the meaning of ERISA section 3(37)), and all stock purchase, stock option, phantom stock or other equity-based plan, severance, employment, collective bargaining, change-in-control, fringe benefit, bonus, incentive, deferred compensation, supplemental retirement, health, life, or disability insurance, dependent care and all other employee benefit and compensation plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the Transactions or otherwise), whether written or oral, under which any current or former employee, director or consultant of the Company or its Subsidiaries (or any of their dependents) has any present or future right to compensation or benefits or that the Company or its Subsidiaries sponsors or maintains, is making contributions to or has any present or future liability or obligation (contingent or otherwise) or with respect to which it is otherwise bound (collectively, the “Company Plans”). The Company has provided or made available to Parent a current, accurate and complete copy of each Company Plan, or if such Company Plan is not in written form, a written summary of all of the material terms of such Company Plan. With respect to each Company Plan, the Company has furnished or made available to Parent a current, accurate and complete copy of, to the extent applicable: (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter of the Internal Revenue Service (the “IRS”), (iii) the most recent summary plan description, summary of material modifications since the date of the most recent summary plan description, and other similar material written communications (or a written description of any material oral communications) since January 1, 2019 to the employees of the Company or its Subsidiaries concerning the extent of the benefits provided thereunder, and (iv) for the three most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements, and (C) actuarial valuation reports.

(c) With respect to the Company Plans:

(i) each Company Plan complies in all material respects in form and in operation with its terms and the applicable provisions of ERISA and the Code and all other applicable legal requirements;

(ii) no non-exempt prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code has occurred with respect to any Company Plan, and all contributions required to be made under the terms of any Company Plan have been timely made;

(iii) each Company Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and nothing has occurred since the date of such letter that would reasonably be expected to cause the loss of the sponsor’s ability to rely upon such letter, and nothing has occurred that would reasonably be expected to result in the loss of the qualified status of such Company Plan;

(iv) there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation (the “PBGC”), the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of the Company, threatened, relating to the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits) nor are there facts or circumstances that exist that could reasonably give rise to any such Actions;

(v) none of the Company, its Subsidiaries or any member of their Controlled Group has incurred any direct or indirect liability under ERISA, the Code or other applicable Laws in connection with the termination of, withdrawal from or failure to fund, any Company Plan or other retirement plan or arrangement, and no fact or event exists that would reasonably be expected to give rise to any such liability;

(vi) the Company and its Subsidiaries do not maintain any Company Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) that has not been administered and operated in all material respects in compliance with the applicable requirements of Section 601, et seq. of ERISA and Section 4980B(b) of the Code or other applicable similar Law regarding health care coverage continuation (collectively “COBRA”) and the Patient Protection and Accountability Act, as amended (the “PPACA”), and the Company and its Subsidiaries are not subject to any liability, including additional contributions, fines, assessable payments, penalties or loss of Tax deduction as a result of such administration and operation;

(vii) none of the Company Plans currently provides, or reflects or represents any liability to provide post-termination or retiree welfare benefits to any Person for any reason, except as may be required by COBRA, and none of the Company, its Subsidiaries or any members of their Controlled Group has any liability to provide post-termination or retiree welfare benefits to any Person or ever represented, promised or contracted to any employee or former employee of the Company (either individually or to the Company’s employees as a group) or any other Person that such employee(s) or other Person would be provided with post-termination or retiree welfare benefits, except to the extent required by statute or except with respect to a contractual obligation to reimburse any premiums such Person may pay in order to obtain health coverage under COBRA;

(viii) each Company Plan is subject exclusively to United States Law; and

(ix) the execution and delivery of this Agreement and the consummation of the Transactions will not, either alone or in combination with any other event, (A) entitle any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other similar termination payment, or (B) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any such employee, officer, director or consultant.

(d) Neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan (including any Company Plan) that may reasonably be expected to result, separately or in the aggregate, in connection with the Transactions (either alone or in combination with any other events), in the payment of any “parachute payments” within the meaning of Section 280G of the Code. There is no agreement, plan or other arrangement to which any of the Company or any of its Subsidiaries is a party or by which any of them is otherwise bound to compensate any Person in respect of Taxes or other liabilities incurred with respect to Section 409A or 4999 of the Code.

(e) Each Company Plan that constitutes in any part a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code (a “Nonqualified Deferred Compensation Plan”) subject to Section 409A of the Code has been operated and maintained in all material respects in compliance with Section 409A of the Code and the regulations and other administrative guidance promulgated thereunder (the “409A Authorities”).

Section 3.13 Labor Matters.

(a) As of the date hereof, no employee of the Company or any of its Subsidiaries is covered by an effective or pending collective bargaining agreement or similar labor agreement or represented by a labor union or similar representative. To the knowledge of the Company, there has not been any activity since January 1, 2019 on behalf of any labor union, labor organization or similar employee group to organize any employees of the Company or any of its Subsidiaries. There are no (i) unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any other labor relations tribunal or authority and to the knowledge of the Company no such representations, claims or petitions are threatened, (ii) representation claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against the Company or any of its Subsidiaries that arose out of or under any collective bargaining agreement, in each case, except such matters as, individually or in the aggregate, have not been and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Since January 1, 2019, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of the Company, threatened, any labor dispute, work stoppage, labor strike or lockout against the Company or any of its Subsidiaries by its employees.

(b) The Company and its Subsidiaries are in compliance in all respects with all Laws respecting employment and employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment, overtime classification, classification of employees and independent contractors, workers’ compensation and the collection and payment of withholding and/or payroll Taxes and similar Taxes, except where such noncompliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. During the preceding three years, (i) neither the Company nor any of its Subsidiaries has effectuated a “plant closing” (as defined in the Worker Adjustment Retraining and Notification Act of 1988, as amended (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with the Company or any of its Subsidiaries affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) neither the Company nor any of its Subsidiaries has engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign Law.

(c) With respect to any current or former employee, officer, consultant or other service provider of the Company, there are no actions against the Company or any of its Subsidiaries pending, or to the Company’s knowledge, threatened to be brought or filed, in connection with the employment or engagement of any current or former employee, officer, consultant or other service provider of the Company, including any claim relating to employment discrimination, harassment, retaliation, equal pay, employment classification or any other employment related matter arising under applicable Laws, except where such action, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(d) Except with respect to any Company Plan (which subject is addressed in Section 3.12 above), the execution and delivery of this Agreement and the consummation of the Transactions will not result in any breach or violation of, or cause any payment to be made under, any applicable Laws respecting labor and employment or any collective bargaining agreement to which the Company or any of its Subsidiaries is a party.

Section 3.14 Environmental Matters. Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect:

(a) Each of the Company and its Subsidiaries (i) is and, for the past five years, has been in compliance with applicable Environmental Laws, including with respect to all Permits required under Environmental Laws for the conduct of its business (“Environmental Permits”), and (ii) has received all Environmental Permits. Such Environmental Permits were validly issued and are in full force and effect, and all applications, notices or other documents have been timely filed to effect timely renewal, issuance or reissuance of such Environmental Permits. To the knowledge of the Company, all Environmental Permits are expected to be issued or reissued on a timely basis on such terms and conditions as would reasonably be expected to enable the Company and its Subsidiaries to continue to conduct their operations in a manner substantially similar to the manner in which such operations are presently conducted.

(b) No Environmental Claim is pending or, to the knowledge of the Company, threatened against either the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received written notice of any Environmental Claim against any Person whose liability for the Environmental Claim has been retained or assumed either contractually or by operation of Law by the Company or any of its Subsidiaries.

(c) There have been no Releases of Hazardous Materials at any property currently or, to the knowledge of the Company, formerly owned, operated or otherwise used by the Company or any of its Subsidiaries or, to the knowledge of the Company, by any predecessors of the Company or of any Subsidiary of the Company, which Releases have resulted or would reasonably be expected to result in liability to the Company or its Subsidiaries under Environmental Law. Neither the Company nor any of its Subsidiaries has handled, stored, transported, disposed of, arranged for or permitted the disposal of, or Released any Hazardous Materials in a manner that has resulted or would reasonably be expected to result in liability to the Company or its Subsidiaries under Environmental Law.

(d) There have been no environmental investigations, studies, audits or other analyses conducted during the past five years by or on behalf of, or that are in the possession of the Company or its Subsidiaries addressing material environmental matters with respect to any property owned, operated, or otherwise used by any of them that have not been delivered or otherwise made available to Parent prior to the date hereof.

(e) For purposes of this Agreement:

(i) “Environment” means any (A) air (whether ambient outdoor or indoor), (B) surface water, (C) drinking water, (D) groundwater, (E) wetland, (F) land surface, (G) subsurface strata, (H) soil, (I) sediment, (J) plant or animal life, (K) any other natural resources and (L) the sewer and septic systems servicing real property or physical buildings or structures, in the case of clause (L), owned by the Company or its Subsidiaries, in the case of the representations and warranties set forth in Article III, or Parent and its Subsidiaries, in the case of the representations and warranties set forth in Article IV.

(ii) “Environmental Claim” means, with respect to any Person, any claim, cause of action, suit, proceeding, investigation, notice, demand letter or subpoena by any other Person alleging potential liability (including potential liability for investigatory costs, cleanup or remediation costs, governmental or third party response costs, natural resource damages, property damage, personal injuries, fines or penalties) based on or resulting from (A) the presence or Release of any Hazardous Materials at any location, whether or not owned or operated by such Person or any of its Subsidiaries or (B) any violation of any Environmental Law.

(iii) “Environmental Law” means any Law or any binding agreement, memorandum of understanding or consent order issued or entered by or with any Governmental Entity or Person relating to: (A) protection of the Environment, (B) protection of human health and safety, to the extent related to exposure to any Hazardous Materials or (C) the handling, use, labeling, processing, storage, treatment, disposal, transport, Release, threatened Release, investigation, removal or remediation of any Hazardous Materials.

(iv) “Hazardous Materials” means any material or waste that is regulated under or subject to any Environmental Law, including toxic mold, petroleum or any fraction thereof, natural gas, natural gas liquids, asbestos or asbestos-containing material, polychlorinated biphenyls, per- and poly fluoroalkyl substances, lead paint, insecticides, fungicides, rodenticides, pesticides and herbicides.

(v) “Release” means any release, spill, emission, escape, leak, pumping, injection, emptying, pouring, dumping, deposit, disposal (including the abandonment or discarding of barrels, containers or other receptacles containing Hazardous Materials), discharge, dispersal, or leaching or migration into the Environment.

Section 3.15 Taxes.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect:

(i) (A) all Tax Returns required by applicable Law to be filed by or on behalf of the Company or any of its Subsidiaries have been prepared and timely filed in accordance with all applicable Laws (after giving effect to any extensions of time in which to make such filings), (B) any and all Taxes due and payable by the Company and its Subsidiaries have been paid in full, (C) the Company and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid and (D) as of the time of filing, all such Tax Returns were true and complete in all material respects (other than, in the case of clause (A), (B) or (C) hereof, with respect to any Taxes or Tax Returns (or positions taken therein) which are being contested, or for which any position has been taken, in good faith and for which adequate reserves are reflected on the most recent balance sheet of the Company included in the Company SEC Documents, as adjusted for operations in the ordinary course of business consistent with past practice since the date of such balance sheet);

(ii) there are no Liens for Taxes on any assets or properties of the Company or any of its Subsidiaries, except for statutory Liens for Taxes not yet delinquent or being contested in good faith (and for which adequate accruals or reserves have been established on the most recent balance sheet of the Company included in the Company SEC Documents);

(iii) there are no Actions now pending or now threatened in writing against or with respect to the Company or any of its Subsidiaries (including a notice of deficiency or proposed judgment) with respect to any Tax;

(iv) neither the Company nor any of its Subsidiaries has granted any currently effective extension or waiver of the limitation period with respect to the assessment or collection of any Tax;

(v) no claim which has resulted or could reasonably be expected to result in an obligation to pay Taxes has been made in the last three years by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that such Person is or may be subject to taxation by that jurisdiction;

(vi) neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than Taxes of the Company or its Subsidiaries) (A) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law), (B) as a transferee or successor or (C) by Contract (other than pursuant to any Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements) or as provided in the Opco LLC Agreement (in respect of a potential “imputed underpayment” within the meaning of Code Section 6225));

(vii) neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying or intended to qualify for tax-free treatment, in whole or in part, under Section 355 of the Code in the two years prior to the date of this Agreement;

(viii) neither the Company nor any of its Subsidiaries has participated in, or is currently participating in, a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2); and

(ix) neither the Company nor any of its Subsidiaries (A) is a party to or bound by any material Tax sharing, Tax indemnity, or Tax allocation agreement or (B) has any liability or potential liability to another party under any such agreement, in each case other than pursuant to any such agreement or arrangement solely between or among any of the Company and its Subsidiaries, the Tax Receivable Agreement, the Opco LLC Agreement (in respect of a potential “imputed underpayment” within the meaning of Code Section 6225) or any other customary partnership indemnification provisions in any partnership or limited liability company agreement of any Company Subsidiary.

(b) The Company is not an “investment company” within the meaning of Section 368(a)(2)(F)(iii) of the Code.

(c) The Company has not taken or agreed to take any action, and is not aware, after reasonable diligence, of the existence of any fact or circumstance, that could reasonably be expected to prevent or impede the Integrated Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 3.16 Contracts.

(a) Section 3.16(a) of the Company Disclosure Letter, together with the Contracts identified on the lists of exhibits to the Company SEC Documents, lists each Contract of the following types to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound as of the date hereof:

(i) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Exchange Act;

(ii) any Contract that (A) materially limits the ability of the Company or any of its Subsidiaries (or, following the consummation of the Transactions, would reasonably be expected to materially limit the ability of Parent or any of its Subsidiaries, including the Surviving Company or the Opco Surviving Company) to compete in any line of business or with any Person or in any geographic area (including any Contract containing any area of mutual interest (but excluding areas of mutual interest under joint operating agreements), joint bidding area, joint acquisition area or non-compete or similar type of restriction), (B) materially restricts the right of the Company or any of its Subsidiaries (or, following the consummation of the Transactions, would reasonably be expected to materially limit the ability of Parent or any of its Subsidiaries, including the Surviving Company or the Opco Surviving Company) to sell to or purchase from any Person any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets, or (C) grants the other party or any third Person “most favored nation” status with respect to any material obligation (other than pursuant to customary royalty pricing provisions in Oil and Gas Leases or customary preferential rights in joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of the Company or any of its Subsidiaries);

(iii) any material joint venture, partnership or limited liability agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of the Company or any of its Subsidiaries;

(iv) any Contract that constitutes a commitment of the Company or any of its Subsidiaries relating to Indebtedness and having an outstanding principal amount in excess of $35,000,000, other than agreements solely between or among the Company and its Subsidiaries;

(v) any Contract involving any pending acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests for aggregate consideration (in one or a series of transactions) under such Contract of $35,000,000 or more (other than acquisitions or dispositions of inventory or the purchase or sale of Hydrocarbons, in each case, in the ordinary course of business consistent with past practice);

(vi) any Contract that by its terms calls for aggregate payment or receipt by the Company and its Subsidiaries under such Contract of more than $35,000,000 over the remaining term of such Contract;

(vii) any Contract pursuant to which the Company or any of its Subsidiaries has continuing indemnification, guarantee, “earn-out” or other similar contingent payment obligations, in each case that would reasonably be expected to result in payments in excess of $35,000,000;

(viii) any Contract that obligates the Company or any of its Subsidiaries to make any future capital commitment, loan or expenditure in an amount in excess of $35,000,000, other than customary joint operating agreements, unit operating agreements or continuous development obligations under Oil and Gas Leases;

(ix) any Contract between the Company or any of its Subsidiaries, on the one hand, and any Affiliate thereof other than any Subsidiary of the Company, on the other hand; provided, that, solely for purposes of clause (ix) of this Section 3.16(a), the term “Affiliate” shall exclude any portfolio company of Quantum Energy Partners or any of its affiliated investment funds;

(x) any Contract that requires the consent of a third party in connection with the consummation of the Transactions or that would or would reasonably be expected to prevent, materially delay or impair, or otherwise be affected by, the consummation of the Transactions (including, in each case, due to a provision relating to a “change of control”);

(xi) each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar contract requiring the Company or any of its Subsidiaries to make expenditures that would reasonably be expected to exceed $35,000,000 in the aggregate during the 12-month period following the date of this Agreement, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(xii) each Contract for any Derivative Transaction with a notional value in excess of $35,000,000;

(xiii) any Contract that contains a “take-or-pay” clause or any similar material prepayment or forward sale arrangement or obligation (excluding “gas balancing” arrangements associated with customary joint operating agreements) to deliver Hydrocarbons at some future time without then or thereafter receiving full payment therefor;

(xiv) each Contract that is a transportation, gathering, processing, purchase, sale, storage or other arrangement downstream of the wellhead to which the Company or any of its Subsidiaries is a party involving (A) the transportation, gathering, processing, purchase, sale or storage of more than 75 MMcf of gaseous Hydrocarbons per day, or 5,000 barrels of liquid Hydrocarbons per day, or (B) that provides for (i) an acreage dedication in excess of 5,000 gross surface acres, (ii) a minimum volume commitment in excess of 50 MMcf of gaseous Hydrocarbons per day or 5,000 barrels of liquid Hydrocarbons per day or (iii) a capacity reservation fee (x) that has a remaining term of greater than 60 days and does not allow the Company or such Subsidiary to terminate it without penalty on 60 days’ (or less) notice and (y) that could reasonably be expected to result in the payment by the Company or any of its Subsidiaries of an amount in excess of $35,000,000 over the remaining term of such agreement;

(xv) each Contract to which the Company or any of its Subsidiaries is a party for the purchase, sale, swap or exchange of minerals or mineral rights having a value in excess of $35,000,000, in each case, for which such purchase, sale, swap or exchange of minerals or mineral rights remain pending (and excluding, for the avoidance of doubt, the purchase and sale of Hydrocarbons in the ordinary course of business consistent with past practices);

(xvi) any Contract (other than Oil and Gas Leases) pursuant to which the Company or any of its Subsidiaries has paid amounts associated with any Production Burden in excess of $35,000,000 in the aggregate during the immediately preceding fiscal year which will be binding on the Company or any of its Subsidiaries following the consummation of the Transactions or with respect to which the Company reasonably expects that it and/or one of its Subsidiaries will make payments associated with any Production Burden in any of the next three succeeding fiscal years that could, based on current projections, exceed $35,000,000 in the aggregate in any such year; or

(xvii) each Contract for lease of personal property or real property (other than Oil and Gas Properties) involving payments in excess of $35,000,000 in any calendar year or aggregate payments in excess of $125,000,000 that is not terminable without penalty or other liability to the Company (other than any ongoing obligation pursuant to such contract that is not caused by any such termination) within 90 days, other than Contracts related to drilling rigs.

Each contract of the type described in clauses (i) through (xvii) is referred to herein as a “Company Material Contract.”

(b) Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect (provided, that clause (D) of the definition of “Material Adverse Effect” shall be disregarded for purposes of this Section 3.16(b)) (i) each Company Material Contract is valid and binding on the Company and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and (ii) there is no pending or unresolved default under any Company Material Contract by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto, and no event or condition has occurred that remains pending or unresolved that constitutes, or, after notice or lapse of time or both, would reasonably be expected to constitute, a default on the part of the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto under any such Company Material Contract, nor has the Company or any of its Subsidiaries received any notice of any such default, event or condition. The Company has made available to Parent true and complete copies of all Company Material Contracts.

Section 3.17 Insurance. The Company and each of its Subsidiaries are covered by valid and currently effective insurance policies issued in favor of the Company or one or more of its Subsidiaries that are customary and adequate for companies of similar size in the industries and locations in which the Company and its Subsidiaries operate. With respect to each material insurance policy issued in favor of the Company or any of its Subsidiaries, or pursuant to which the Company or any of its Subsidiaries is a named insured or otherwise a beneficiary, as well as each historic incurrence-based policy still in force, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) neither the Company nor any of its Subsidiaries is in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy and (c) to the knowledge of the Company, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation. No notice of cancellation or termination has been received with respect to any such policy, nor will any such cancellation or termination result from the consummation of the Transactions.

Section 3.18 Properties.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of its Subsidiaries has good and valid title to, or valid leasehold or other ownership interest or rights in, each of the material real properties (except for any of the Company’s or any its Subsidiaries’ Oil and Gas Properties, which are subject to Section 3.25 and shall not constitute a Company Property for the purposes of this Agreement) reflected as an asset on the most recent balance sheet of the Company included in the Company SEC Documents (each, a “Company Property”), in each case free and clear of all Liens, defects or imperfections, except for Permitted Liens or Liens, defects or imperfections which do not and would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the real properties to which they relate in the conduct of the business of the Company and each of its Subsidiaries as presently conducted. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received written notice to the effect that there are any condemnation, expropriation or other proceedings that are pending or, to the knowledge of the Company, threatened with respect to any material portion of any of the Company Properties.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy any Company Property or any portion thereof, (ii) there are no outstanding options, rights of first offer or rights of first refusal to purchase any Company Property or any portion thereof or interest therein, (iii) there are no boundary disputes relating to any Company Property and no encroachments materially and adversely affecting the use of any Company Property and (iv) with respect to each Company Property, all material buildings, structures, fixtures and improvements are in all respects adequate and sufficient and in satisfactory condition to support the operations of the Company and each of its Subsidiaries as presently conducted.

(c) Each lease pursuant to which the Company or one of its Subsidiaries has a leasehold interest in the Company Properties, to the knowledge of the Company, is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, except for such failure to be in full force and effect that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.19 Intellectual Property. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, either the Company or a Subsidiary of the Company owns, or is licensed or otherwise possesses adequate rights to use (in the manner and to the extent it has used the same), all Intellectual Property of any kind used in their respective businesses as currently conducted (collectively, the “Company Intellectual Property”). Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (a) there are no pending or, to the knowledge of the Company, threatened claims by any Person alleging infringement, misappropriation, dilution, or other violation by the Company or any of its Subsidiaries of the Intellectual Property of any Person; (b) the conduct of the businesses of the Company and its Subsidiaries has not infringed, misappropriated, diluted, or otherwise violated and does not infringe, misappropriate, dilute, or otherwise violate any Intellectual Property of any Person; (c) neither the Company nor any of its Subsidiaries has made any claim of infringement, misappropriation or other violation by others of its rights to or in connection with the Company Intellectual Property; (d) to the knowledge of the Company, no Person is infringing, misappropriating or diluting any Company Intellectual Property; (e) the Company and its Subsidiaries have taken reasonable steps to protect the confidentiality of their trade secrets and the security of their computer systems and networks; and (f) the consummation of the Transactions will not result in the loss of, or give rise to any right of any third party to terminate, any of the Company’s or any of its Subsidiaries’ rights or obligations under, any agreement under which the Company or any of its Subsidiaries grants to any Person, or any Person grants to the Company or any of its Subsidiaries, a license or right under or with respect to any Company Intellectual Property.

Section 3.20 State Takeover Statutes. As of the date hereof and at all times on or prior to the Effective Time, the Company Board has taken all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the timely consummation of the First Company Merger and the other Transactions and will not restrict, impair or delay the ability of Parent or the Surviving Corporation, after the Effective Time, to vote or otherwise exercise all rights as a stockholder of the Company. No “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (collectively, “Takeover Laws”) (assuming the accuracy of the representation and warranties set forth in Section 4.31) or any similar anti-takeover provision in the Company Charter or Company Bylaws is, or at the Effective Time will be, applicable to this Agreement, the First Company Merger or any of the other Transactions.

Section 3.21 No Rights Plan. As of the date of this Agreement, there is no stockholder rights plan, “poison pill,” anti-takeover plan or other similar device in effect to which the Company is a party or is otherwise bound.

Section 3.22 Related Party Transactions. No Related Party of the Company is a party to any Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by the Company or any of its Subsidiaries or has engaged in any transaction with any of the foregoing within the last 12 months, in each case, that is of a type that would be required to be disclosed in the Company SEC Documents pursuant to Item 404 of Regulation S-K (a “Company Affiliate Transaction”) that has not been so disclosed. No Related Party of the Company or any of its Subsidiaries owns, directly or indirectly, on an individual or joint basis, any controlling interest in, or serves as an officer or director or in another similar capacity of, any supplier or other independent contractor of the Company or any of its Subsidiaries, or any organization which has a Contract with the Company or any of its Subsidiaries.

Section 3.23 Certain Payments. Neither the Company nor any of its Subsidiaries (nor, to the knowledge of the Company, any of their respective directors, executives, representatives, agents or employees) (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

Section 3.24 Rights-of-Way. Each of the Company and its Subsidiaries has such, easements, rights-of-way, permits and licenses from each Person (collectively, “Rights-of-Way”) as are sufficient to conduct its business in the manner currently conducted, except for such Rights-of-Way the absence of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries conducts its business in a manner that does not violate any of the Rights-of-Way and no unresolved event has occurred that allows, or after notice or lapse of time would reasonably be expected to allow, revocation or termination thereof or would reasonably be expected to result in any impairment of the rights of the holder of any such Rights-of-Way, except for such violations, revocations, terminations and impairments that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. All pipelines operated by the Company and its Subsidiaries are subject to Rights-of-Way or are located on real property owned or leased by the Company, and there are no gaps (including any gap arising as a result of any breach by the Company or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.25 Oil and Gas Matters.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, and except for (i) property sold or otherwise disposed of in the ordinary course of business since the date of the letter prepared by Netherland, Sewell & Associates, Inc. (the “Company Independent Petroleum Engineers”) auditing the Company’s internally prepared reserve report relating to the Company interests referred to therein as of December 31, 2019 (the “Company Reserve Report Letter”), (ii) property reflected in the Company Reserve Report Letter or in the Filed Company SEC Documents as having been sold or otherwise disposed of, other than sales, exchanges, swaps or dispositions after the date hereof in accordance with Section 5.1(a) or (iii) Oil and Gas Leases that have expired or terminated in accordance with the terms thereof on a date on or after the date hereof, the Company and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Company Reserve Report Letter and in each case as attributable to interests owned (or purported to be held or owned) by the Company and its Subsidiaries. For purposes of the foregoing sentence, “good and defensible title” means that the Company’s or one or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing Date) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) that (1) entitles the Company (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Company Reserve Report Letter of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties except, in each case, for (x) any decreases in connection with those operations in which the Company or any of its Subsidiaries may elect after the date hereof to be a non-consenting co-owner, (y) any decreases resulting from the establishment or amendment, after the date hereof, of pools or units, and (z) decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries, (2) obligates the Company (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Company Reserve Report Letter for such Oil and Gas Properties except, in each case, for (x) increases that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties, and (y) increases resulting from contribution requirements with respect to defaulting or non-consenting co-owners under applicable operating agreements or Laws that are accompanied by a proportionate (or greater) net revenue interest in such Oil and Gas Properties and (3) is free and clear of all Liens, defects and imperfections, except for Permitted Liens and Liens, defects and imperfections which, individually or in the aggregate, would not reasonably be expected to materially impair the continued use and operation of the Oil and Gas Properties to which they relate in the conduct of business of the Company and each of its Subsidiaries as presently conducted.

(b) Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the factual, non-interpretive data supplied to the Company Independent Petroleum Engineers by or on behalf of the Company and its Subsidiaries for purposes of auditing the Company’s internally prepared reserve report and preparing the Company Reserve Report Letter that was material to such firm’s audit of the Company’s internally prepared estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of the Company and its Subsidiaries in connection with the preparation of the Company Reserve Report Letter was, as of the time provided, accurate in all respects. Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the oil and gas reserve estimates of the Company set forth in the Company Reserve Report Letter are derived from reports that have been prepared by the Company in accordance with customary industry practices, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of the Company at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report Letter that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) all delay rentals, shut-in royalties and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases of the Company or any of its Subsidiaries have been properly and timely paid, (ii) all Production Burdens with respect to any Oil and Gas Properties owned or held by the Company or any of its Subsidiaries have been timely and properly paid (in each case, except such Production Burdens (x) as are being currently paid prior to delinquency in the ordinary course of business, (y) currently held as suspense funds or (z) the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established) and (iii) none of the Company or any of its Subsidiaries (and, to the Company’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by the Company or any of its Subsidiaries.

(d) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, all proceeds from the sale of Hydrocarbons attributable to the Company’s and its Subsidiaries’ interests in the Oil and Gas Properties are being received by them in a timely manner and are not being held in suspense (by the Company, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions for recently drilled Wells.

(e) All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of the Company and its Subsidiaries or otherwise associated with an Oil and Gas Property of the Company or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable contracts entered into by the Company or any of its Subsidiaries related to such wells and applicable Law, and all drilling and completion (and plugging and abandonment) of such wells and all related development, production and other operations have been conducted in compliance with all applicable Law except, in each case, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(f) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, none of the material Oil and Gas Properties of the Company or its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the consummation of the Transactions.

(g) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, to the Company’s knowledge, there are no Wells that constitute a part of the Company’s or its Subsidiaries’ Oil and Gas Properties for which the Company or any of its Subsidiaries has received a notice, claim, demand or order from any Governmental Entity notifying, claiming, demanding or requiring that such Well(s) be temporarily or permanently plugged and abandoned that remains pending or unresolved.

(h) As of the date of this Agreement, there is no outstanding authorization for expenditure or similar request or invoice for funding or participation under any agreement or contract which are binding on the Company, its Subsidiaries or any of the Company’s or its Subsidiaries’ Oil and Gas Properties and which the Company reasonably anticipates will individually require expenditures by the Company or its Subsidiaries in excess of $10,000,000 (net to Company’s or its Subsidiaries’ interest).

Section 3.26 Derivative Transactions.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, all Derivative Transactions entered into by the Company or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries have duly performed in all respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

(c) The Filed Company SEC Documents accurately summarize, in all material respects, the outstanding positions under any Derivative Transaction of the Company and its Subsidiaries, including Hydrocarbon and financial positions under any Derivative Transaction of the Company attributable to the production and marketing of the Company and its Subsidiaries, as of the dates reflected therein. Section 3.26(c) of the Company Disclosure Letter lists, as of the date of this Agreement, all Derivative Transactions to which the Company or any of its Subsidiaries is a party.

Section 3.27 Regulatory Matters.

(a) The Company is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b) All natural gas pipeline systems and related facilities constituting the Company’s and its Subsidiaries’ properties are (i) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission (“FERC”) under the Natural Gas Act of 1938, 15 U.S.C. § 717 et. seq. (the “Natural Gas Act”) and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

Section 3.28 Brokers. No broker, investment banker, financial advisor or other Person, other than Credit Suisse Securities (USA) LLC and Wells Fargo Securities LLC (the “Company Financial Advisors”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company Parties or any of their Affiliates. The Company has furnished to Parent a true and complete copy of any Contract between the Company and the Company Financial Advisors pursuant to which the Company Financial Advisors could be entitled to any payment from the Company of any of its Subsidiaries relating to the Transactions.

Section 3.29 Opinions of Financial Advisors. The Company has received the oral opinion of each of the Company Financial Advisors, to the effect that, based upon and subject to the various assumptions made, procedures followed, qualifications, limitations and other matters considered, in connection with the preparation of each such opinion, as of the date of the opinion, the Exchange Ratio and the Opco Exchange Ratio are fair, from a financial point of view, to the holders of shares of Company Class A Common Stock, in respect of their shares of Company Class A Common Stock, and to the holders of Company Class B Common Stock, in respect of their Opco LLC Stapled Units, respectively. A copy of the written opinion of each Company Financial Advisor confirming its oral opinion will promptly be provided to Parent solely for informational purposes following the execution of this Agreement and the receipt thereof by the Company and it is agreed that such opinions are for the benefit of the Company Board and may not be relied upon by Parent, Merger Sub Inc., Merger Sub LLC, Opco Merger Sub LLC or any other Person.

Section 3.30 No Other Representations or Warranties.

(a) Except for the representations and warranties contained in this Article III and the corresponding representations and warranties set forth in the Company’s officers’ certificate to be delivered pursuant to Section 6.2(c), each Parent Party acknowledges that no Company Party nor any other Person on behalf of a Company Party makes any other express or implied representation or warranty with respect to the Company Parties or any of their Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) with respect to any other information provided to any of the Parent Parties in connection with this Agreement or the Transactions, and the Company Parties hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, no Company Party nor any other Person on behalf of the Company makes or has made any representation or warranty, except for the representations and warranties made by the Company Parties in this Article III and the corresponding representations and warranties set forth in the Company’s officers’ certificate to be delivered pursuant to Section 6.2(c), to any Parent Party or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to any Company Party or its respective Subsidiaries or its businesses; or (ii) any oral or written information presented to any Parent Party or any of their respective Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Transactions. No Company Party nor any other Person will have or be subject to any liability to any Parent Party or any other Person resulting from the distribution to any Parent Party, or any Parent Party’s use of, any such information, including any information, documents, projections, forecasts or other material made available to the Parent Parties in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions. Notwithstanding the foregoing, nothing in this Section 3.30 shall limit any Parent Party’s remedies with respect to claims of Fraud arising from or relating to the express written representations and warranties made by the Company Parties in this Article III and the corresponding representations and warranties set forth in the Company’s officers’ certificate to be delivered pursuant to Section 6.2(c).

(b) Notwithstanding anything contained in this Agreement to the contrary, the Company Parties acknowledge and agree that no Parent Party nor any other Person on behalf of Parent has made or is making any representations or warranties relating to any Parent Party or their respective Subsidiaries whatsoever, express or implied, beyond those expressly given by the Parent Parties in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding any Parent Party furnished or made available to the Company Parties or any of their Representatives, and that the Company Parties have not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, the Company Parties acknowledge that, except for the representations and warranties contained in this Article III and the corresponding representations and warranties set forth in the Company’s officers’ certificate to be delivered pursuant to Section 6.2(c), no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company Parties or any of their Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

Except (i) as and to the extent disclosed in the Parent SEC Documents filed or furnished with the SEC on or after January 1, 2019 and publicly available prior to the date of this Agreement (other than any disclosures set forth in any risk factor section, in any section relating to forward looking statements and any other disclosures included therein to the extent they are predictive, cautionary or forward-looking in nature) (the “Filed Parent SEC Documents”) or (ii) as set forth in the corresponding section or subsection of the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”) (it being agreed that the disclosure of any information in a particular section or subsection of the Parent Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face), Parent, Merger Sub Inc., Merger Sub LLC and Opco Merger Sub LLC (collectively, the “Parent Parties”) represent and warrant to the Company Parties as follows:

Section 4.1 Organization, Standing and Power.

(a) Each Parent Party and its Subsidiaries is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except in the case of any Subsidiary of the Parent Parties, where the failure to be so organized or in good standing or to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each Parent Party and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Parent has previously made available to the Company true and complete copies of Parent’s certificate of incorporation (the “Parent Charter”) and bylaws (the “Parent Bylaws”) and the certificate of incorporation and by-laws (or comparable organizational documents) of each of the other Parent Parties, in each case as amended to the date of this Agreement (together with the Parent Charter and the Parent Bylaws, the “Parent Organizational Documents”), and each of the Parent Organizational Documents as so made available is in full force and effect. Neither Parent nor any of the other Parent Parties is in violation of any provision of the Parent Organizational Documents.

Section 4.2 Capital Stock.

(a) The authorized capital stock of Parent consists of 500,000,000 shares of Parent Common Stock and 100,000,000 shares of preferred stock, par value $0.01 per share, of Parent (the “Parent Preferred Stock”). As of the close of business on the Measurement Date, (i) 164,450,231 shares of Parent Common Stock (excluding treasury shares) were issued and outstanding (including 47,171 shares subject to outstanding Parent Restricted Stock Awards), (ii) 11,059,909 shares of Parent Common Stock were held by Parent in its treasury, (iii) no shares of Parent Preferred Stock were issued and outstanding or held by Parent in its treasury, (iv) 1,789,436 shares of Parent Common Stock were reserved for issuance pursuant to the Parent Plans (of which (A) 971,097 shares were subject to outstanding Parent RSU Awards, (B) 704,114 shares were subject to outstanding Parent PRSU Awards (assuming maximum levels of performance are achieved) and (C) 114,225 shares were subject to issuance upon exercise of outstanding Parent Stock Options) and (v) 15,661,971 shares of Parent Common Stock were reserved for issuance upon conversion of the Parent Convertible Notes.

(b) All outstanding shares of capital stock of Parent are, and all shares reserved for issuance will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be validly issued, fully paid and nonassessable and not subject to preemptive rights. No shares of capital stock of Parent are owned by any Subsidiary of Parent. All outstanding shares of capital stock and other voting securities or equity interests of each Subsidiary of Parent have been duly authorized and validly issued and are fully paid, nonassessable and not subject to any preemptive rights. All outstanding shares of capital stock and other voting securities or equity interests of each such Subsidiary are owned, directly or indirectly, by Parent, free and clear of all Liens, other than transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws or as set forth in the Parent Organizational Documents. Subject to the accuracy of the representations and warranties contained in Section 3.8, the Parent Common Stock to be issued pursuant to this Agreement, when issued, will be issued in compliance in all material respects with (A) applicable securities Laws and other applicable Law and (B) all requirements set forth in applicable Contracts.

(c) As of the close of business on the Measurement Date, neither Parent nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of Parent or such Subsidiary on any matter. Except as set forth above in Section 4.2(a) and except for changes since the close of business on the Measurement Date resulting from the settlement of Parent RSU Awards or Parent PRSU Awards or the settlement of Parent Stock Options under the Pioneer Natural Resources Company Employee Stock Purchase Plan, as amended, in each case in accordance with their terms as in effect on the Measurement Date or the date of such later issuance, or resulting from any issuance after the date of this Agreement permitted by Section 5.1(b), there are no outstanding (A) shares of capital stock or other voting securities or equity interests of Parent, (B) securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of Parent or other voting securities or equity interests of Parent or any of its Subsidiaries, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of Parent or any of its Subsidiaries or other equity equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from Parent or any of its Subsidiaries, or obligations of Parent or any of its Subsidiaries to issue, any shares of capital stock of Parent or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of Parent or any of its Subsidiaries or rights or interests described in the preceding clause (C) or (E) obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities.

(d) Except for the Parent Organizational Documents, there are no stockholder agreements, voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of Parent or any of its Subsidiaries.

(e) The authorized capital stock of Merger Sub Inc. consists of 1,000 shares of common stock, par value $0.01 per share, of which 100 shares are issued and outstanding, all of which shares are directly owned by Parent.

(f) All of the issued and outstanding limited liability company interests of each of Merger Sub LLC and Opco Merger Sub LLC are directly owned by Parent.

Section 4.3 Subsidiaries. Section 4.3 of the Parent Disclosure Letter sets forth a true and complete list of each Subsidiary of Parent, including its jurisdiction of incorporation or formation. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries or any Oil and Gas Properties, Parent does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any such equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, nor is it under any obligation to provide funds to, make any material loan, capital contribution, guarantee, credit enhancement or other material investment in, or assume any liability or obligation of, any Person.

Section 4.4 Authority.

(a) Each Parent Party has all necessary corporate or limited liability company power and authority to execute, deliver and perform its obligations under this Agreement and, subject to the receipt of the Parent Stockholder Approval, to consummate the Transactions. The execution, delivery and performance of this Agreement by the Parent Parties and the consummation by the Parent Parties of the Transactions have been duly authorized by all necessary corporate or limited liability company action on the part of the Parent Parties and no other corporate or limited liability company proceedings on the part of the Parent Parties are necessary to approve this Agreement or to consummate the Transactions, subject to the affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock represented in person or by proxy and entitled to vote on the matter at the Parent Stockholders Meeting approving the Stock Issuance, as required by Section 312.03 of the NYSE Listed Company Manual (the “Parent Stockholder Approval”). This Agreement has been duly executed and delivered by the Parent Parties and, assuming the due authorization, execution and delivery by each Company Party, constitutes a valid and binding obligation of each Parent Party, enforceable against each Parent Party in accordance with its terms, subject as to enforceability to Creditors’ Rights.

(b) The Parent Board, at a meeting duly called and held at which all directors of Parent were present, duly and unanimously adopted resolutions (i) determining that the Transactions (including the Mergers) are in the best interests of, and are advisable to, Parent and the Parent Stockholders, (ii) approving, adopting and declaring advisable this Agreement and the Transactions, (iii) directing that the Stock Issuance be submitted to the Parent Stockholders for approval at the Parent Stockholders Meeting and (iv) resolving to recommend that the Parent Stockholders approve the Stock Issuance, which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 5.2.

(c) The Parent Stockholder Approval is the only vote of the holders of any class or series of Parent’s capital stock or other securities required in connection with the consummation of the Transactions. No vote of the holders of any class or series of Parent’s capital stock or other securities is required in connection with the consummation of any of the Transactions other than the Stock Issuance.

Section 4.5 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by each of the Parent Parties do not, and the consummation of the Transactions (with or without notice or lapse of time, or both) will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien (other than Permitted Liens) in or upon any of the properties, assets or rights of the Parent Parties or any of their respective Subsidiaries under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Parent Organizational Documents, (ii) any material Contract to which any Parent Party or any of their respective Subsidiaries is a party or by which the Parent Parties or any of their Subsidiaries or any of their respective properties or assets may be bound or (iii) subject to the governmental filings and other matters referred to in Section 4.5(b), any Law or any rule or regulation of the NYSE applicable to the Parent Parties or any of their respective Subsidiaries or by which the Parent Parties, any of their Subsidiaries or any of their respective properties or assets may be bound, except as, in the case of clauses (ii) and (iii), as individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect (provided, that clause (D) of the definition of “Material Adverse Effect” shall be disregarded for purposes of this Section 4.5(a)).

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Entity is required by or with respect to the Parent Parties or any of their Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Parent Parties or the consummation by the Parent Parties of the Transactions, except for (i) the filing of the pre-merger notification report under the HSR Act, (ii) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities, takeover and “blue sky” Laws, (iii) the filing of the Certificates of Merger with the Delaware Secretary of State as required by the DGCL and, to the extent applicable, the DLLCA, (iv) any filings and approvals required under the rules and regulations of the NYSE and (v) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect (provided, that clause (D) of the definition of “Material Adverse Effect” shall be disregarded for purposes of this Section 4.5(b)).

Section 4.6 SEC Reports; Financial Statements.

(a) Parent has filed with or furnished to the SEC on a timely basis all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by Parent on or after January 1, 2019 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Parent SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, including, in each case, the rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained, when filed (or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended), any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents (i) have been prepared in a manner consistent with the books and records of Parent and its Subsidiaries, (ii) have been prepared in accordance with GAAP, applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC), (iii) comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto and (iv) fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. Since January 1, 2020, Parent has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

(c) Parent has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to Parent, including its consolidated Subsidiaries, required to be disclosed in Parent’s periodic and current reports under the Exchange Act is made known to Parent’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of Parent have evaluated the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, his or her conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(d) Parent and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is effective in providing reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation of Parent’s internal control over financial reporting prior to the date hereof, to Parent’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of Parent’s internal control over financial reporting which would reasonably be expected to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

(e) Since January 1, 2020, (i) neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any director, officer, employee, auditor, accountant or representative of Parent or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Parent Board or any committee thereof or to any director or officer of Parent or any of its Subsidiaries.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Parent SEC Documents. To the knowledge of Parent, none of the Parent SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.

(g) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s or such Subsidiary’s published financial statements or other Parent SEC Documents.

(h) Parent is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act and (ii) the rules and regulations of the NYSE, in each case, that are applicable to Parent.

(i) No Subsidiary of Parent is required to file any form, report, schedule, statement or other document with the SEC.

Section 4.7 No Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, except (a) to the extent accrued or reserved against in the unaudited consolidated balance sheet of Parent and its Subsidiaries as of June 30, 2020 included in the Quarterly Report on Form 10-Q filed by Parent with the SEC on August 5, 2020 (including the notes thereto) (without giving effect to any amendment thereto filed on or after the date hereof), (b) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since June 30, 2020, (c) liabilities under this Agreement or incurred in connection with the Transactions and (d) liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.8 Certain Information. None of the information supplied or to be supplied by or on behalf of the Parent Parties for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement will, at the date it is first mailed to Parent Stockholders and to Company Stockholders and at the time of the Parent Stockholders Meeting and the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the first sentence of Section 3.8, the Form S-4 and the Joint Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no Parent Party makes any representation or warranty with respect to statements included or incorporated by reference in the Form S-4 or the Joint Proxy Statement based on information supplied by or on behalf of the Company Parties specifically for inclusion or incorporation by reference therein.

Section 4.9 Absence of Certain Changes or Events. Since June 30, 2020, (a) as of the date of this Agreement, Parent and its Subsidiaries have, in all material respects, conducted their businesses only in the ordinary course consistent with past practice; (b) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect; (c) as of the date of this Agreement, neither Parent nor any of its Subsidiaries has suffered any material loss, damage, destruction or other casualty affecting any of its material properties or assets, whether or not covered by insurance; and (d) as of the date of this Agreement, none of Parent or any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Sections 5.1(b)(i), (vi) or (viii) (solely as it relates to the foregoing Sections 5.1(b)(i) or (vi)).

Section 4.10 Litigation. There is no Action pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of Parent or any of its Subsidiaries in such individual’s capacity as such, other than any Action that, individually or in the aggregate, has not had and would not reasonably be expected to have, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.11 Compliance with Laws. Parent and each of its Subsidiaries are, and since January 1, 2019, have been, in compliance with all Laws (other than compliance with (i) ERISA and other Laws applicable to Parent Plans and other employee benefit matters, which is addressed solely in Section 4.12, (ii) Environmental Laws, which is addressed solely in Section 4.14 and (iii) Tax Laws, which is addressed solely in Section 4.15) applicable to their businesses, operations, properties or assets, except where any non-compliance, individually or the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. None of Parent or any of its Subsidiaries has received, since January 1, 2019, a notice or other written communication alleging or relating to a possible violation of any Law applicable to their businesses, operations, properties or assets, except for such violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent and each of its Subsidiaries have in effect all Permits of all Governmental Entities necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, and, since January 1, 2019, there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit, nor would any such revocation, non-renewal, adverse modification or cancellation result from the consummation of the Transactions, except where the failure to have in effect such Permits or such violation or default or other event, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.12 Benefit Plans.

(a) None of Parent, any of its Subsidiaries or any member of their Controlled Group has ever sponsored, maintained, contributed to or been required to contribute to or incurred any liability (contingent or otherwise) with respect to: (i) a “multiemployer plan” (within the meaning of ERISA section 3(37)), (ii) a Pension Plan that is subject to Title IV of ERISA or Section 412 of the Code, (iii) a Pension Plan which is a “multiple employer plan” as defined in Section 413 of the Code, or (iv) a “funded welfare plan” within the meaning of Section 419 of the Code.

(b) With respect to each “employee benefit plan” (within the meaning of section 3(3) of ERISA, whether or not subject to ERISA), “multiemployer plan” (within the meaning of ERISA section 3(37)), and all stock purchase, stock option, phantom stock or other equity-based plan, severance, employment, collective bargaining, change-in-control, fringe benefit, bonus, incentive, deferred compensation, supplemental retirement, health, life, or disability insurance, dependent care and all other employee benefit and compensation plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the Transactions or otherwise), whether written or oral, under which any current or former employee, director or consultant of Parent or its Subsidiaries (or any of their dependents) has any present or future right to compensation or benefits or that Parent or its Subsidiaries sponsors or maintains, is making contributions to or has any present or future liability or obligation (contingent or otherwise) or with respect to which it is otherwise bound (collectively, the “Parent Plans”).

(c) With respect to the Parent Plans:

(i) each Parent Plan complies in all material respects in form and in operation with its terms and the applicable provisions of ERISA and the Code and all other applicable legal requirements;

(ii) no non-exempt prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code has occurred with respect to any Parent Plan, and all contributions required to be made under the terms of any Parent Plan have been timely made;

(iii) each Parent Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and nothing has occurred since the date of such letter that would reasonably be expected to cause the loss of the sponsor’s ability to rely upon such letter, and nothing has occurred that would reasonably be expected to result in the loss of the qualified status of such Parent Plan;

(iv) there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the PBGC, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of Parent, threatened, relating to the Parent Plans, any fiduciaries thereof with respect to their duties to the Parent Plans or the assets of any of the trusts under any of the Parent Plans (other than routine claims for benefits) nor are there facts or circumstances that exist that could reasonably give rise to any such Actions;

(v) none of Parent, its Subsidiaries or any member of their Controlled Group has incurred any direct or indirect liability under ERISA, the Code or other applicable Laws in connection with the termination of, withdrawal from or failure to fund, any Parent Plan or other retirement plan or arrangement, and no fact or event exists that would reasonably be expected to give rise to any such liability;

(vi) Parent and its Subsidiaries do not maintain any Parent Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) that has not been administered and operated in all material respects in compliance with the applicable requirements of COBRA and the PPACA, and Parent and its Subsidiaries are not subject to any liability, including additional contributions, fines, assessable payments, penalties or loss of Tax deduction as a result of such administration and operation;

(vii) none of the Parent Plans currently provides, or reflects or represents any liability to provide post-termination or retiree welfare benefits to any Person for any reason, except as may be required by COBRA, and none of Parent, its Subsidiaries or any members of their Controlled Group has any liability to provide post-termination or retiree welfare benefits to any Person or ever represented, promised or contracted to any employee or former employee of Parent (either individually or to Parent employees as a group) or any other Person that such employee(s) or other Person would be provided with post-termination or retiree welfare benefits, except to the extent required by statute or except with respect to a contractual obligation to reimburse any premiums such Person may pay in order to obtain health coverage under COBRA;

(viii) each Parent Plan is subject exclusively to United States Law; and

(ix) the execution and delivery of this Agreement and the consummation of the Transactions will not, either alone or in combination with any other event, (A) entitle any current or former employee, officer, director or consultant of Parent or any of its Subsidiaries to severance pay, unemployment compensation or any other similar termination payment, or (B) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any such employee, officer, director or consultant.

(d) Neither Parent nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan (including any Parent Plan) that may reasonably be expected to result, separately or in the aggregate, in connection with the Transactions (either alone or in combination with any other events), in the payment of any “parachute payments” within the meaning of Section 280G of the Code. There is no agreement, plan or other arrangement to which any of Parent or any of its Subsidiaries is a party or by which any of them is otherwise bound to compensate any Person in respect of Taxes or other liabilities incurred with respect to Section 409A or 4999 of the Code.

(e) Each Parent Plan that constitutes in any part a Nonqualified Deferred Compensation Plan subject to Section 409A of the Code has been operated and maintained in all material respects in compliance with the 409A Authorities.

Section 4.13 Labor Matters.

(a) As of the date hereof, no employee of Parent or any of its Subsidiaries is covered by an effective or pending collective bargaining agreement or similar labor agreement or represented by a labor union or similar representative. To the knowledge of Parent, there has not been any activity since January 1, 2019 on behalf of any labor union, labor organization or similar employee group to organize any employees of Parent or any of its Subsidiaries. There are no (i) unfair labor practice charges or complaints against Parent or any of its Subsidiaries pending before the National Labor Relations Board or any other labor relations tribunal or authority and to the knowledge of Parent no such representations, claims or petitions are threatened, (ii) representation claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against Parent or any of its Subsidiaries that arose out of or under any collective bargaining agreement, in each case, except such matters as, individually or in the aggregate, have not been and would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole. Since January 1, 2019, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of Parent, threatened, any labor dispute, work stoppage, labor strike or lockout against Parent or any of its Subsidiaries by its employees.

(b) Parent and its Subsidiaries are in compliance in all respects with all Laws respecting employment and employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment, overtime classification, classification of employees and independent contractors, workers’ compensation and the collection and payment of withholding and/or payroll Taxes and similar Taxes, except where such noncompliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. During the preceding three years, (i) neither Parent nor any of its Subsidiaries has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with Parent or any of its Subsidiaries affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) neither the Parent nor any of its Subsidiaries has engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign Law.

(c) With respect to any current or former employee, officer, consultant or other service provider of Parent, there are no actions against Parent or any of its Subsidiaries pending, or to Parent’s knowledge, threatened to be brought or filed, in connection with the employment or engagement of any current or former employee, officer, consultant or other service provider of Parent, including, any claim relating to employment discrimination, harassment, retaliation, equal pay, employment classification or any other employment related matter arising under applicable Laws, except where such action, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(d) Except with respect to any Parent Plan (which subject is addressed in Section 4.12 above), the execution and delivery of this Agreement and the consummation of the Transactions will not result in any breach or violation of, or cause any payment to be made under, any applicable Laws respecting labor and employment or any collective bargaining agreement to which Parent or any of its Subsidiaries is a party.

Section 4.14 Environmental Matters. Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect:

(a) Each of Parent and its Subsidiaries (i) is and, for the past five years, has been in compliance with applicable Environmental Laws including with respect to all Environmental Permits, and (ii) has received all Environmental Permits. Such Environmental Permits were validly issued and are in full force and effect, and all applications, notices or other documents have been timely filed to effect timely renewal, issuance or reissuance of such Environmental Permits. To the knowledge of Parent, all Environmental Permits are expected to be issued or reissued on a timely basis on such terms and conditions as would reasonably be expected to enable Parent and its Subsidiaries to continue to conduct their operations in a manner substantially similar to the manner in which such operations are presently conducted.

(b) No Environmental Claim is pending or, to the knowledge of Parent, threatened against either Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries has received written notice of any Environmental Claim against any Person whose liability for the Environmental Claim has been retained or assumed either contractually or by operation of Law by Parent or any of its Subsidiaries.

(c) There have been no Releases of Hazardous Materials at any property currently or, to the knowledge of the Parent, formerly owned, operated or otherwise used by Parent or any of its Subsidiaries or, to the knowledge of the Parent, by any predecessors of Parent or of any Subsidiary of Parent, which Releases have resulted or would reasonably be expected to result in liability to Parent or its Subsidiaries under Environmental Law. Neither Parent nor any of its Subsidiaries has handled, stored, transported, disposed of, arranged for or permitted the disposal of, or Released any Hazardous Materials in a manner that has resulted or would reasonably be expected to result in liability to Parent or its Subsidiaries under Environmental Law.

(d) There have been no environmental investigations, studies, audits or other analyses conducted during the past five years by or on behalf of, or that are in the possession of Parent or its Subsidiaries addressing material environmental matters with respect to any property owned, operated, or otherwise used by any of them that have not been delivered or otherwise made available to the Company prior to the date hereof.

Section 4.15 Taxes.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect:

(i) (A) all Tax Returns required by applicable Law to be filed by or on behalf of Parent or any of its Subsidiaries have been prepared and timely filed in accordance with all applicable Laws (after giving effect to any extensions of time in which to make such filings), (B) any and all Taxes due and payable by Parent and its Subsidiaries have been paid in full, (C) Parent and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid and (D) as of the time of filing, all such Tax Returns were true and complete in all material respects (other than, in the case of clause (A), (B) or (C) hereof, with respect to any Taxes or Tax Returns (or positions taken therein) which are being contested, or for which any position has been taken, in good faith and for which adequate reserves are reflected on the most recent balance sheet of Parent included in the Parent SEC Documents, as adjusted for operations in the ordinary course of business consistent with past practice since the date of such balance sheet);

(ii) there are no Liens for Taxes on any assets or properties of Parent or any of its Subsidiaries, except for statutory Liens for Taxes not yet delinquent or being contested in good faith (and for which adequate accruals or reserves have been established on the most recent balance sheet of Parent included in the Parent SEC Documents);

(iii) there are no Actions now pending or now threatened in writing against or with respect to Parent or any of its Subsidiaries (including a notice of deficiency or proposed judgment) with respect to any Tax;

(iv) neither Parent nor any of its Subsidiaries has granted any currently effective extension or waiver of the limitation period with respect to the assessment or collection of any Tax;

(v) no claim which has resulted or could reasonably be expected to result in an obligation to pay Taxes has been made in the last three years by any Governmental Entity in a jurisdiction where Parent or any of its Subsidiaries does not file a Tax Return that such Person is or may be subject to taxation by that jurisdiction;

(vi) neither Parent nor any of its Subsidiaries has any liability for the Taxes of any Person (other than Taxes of Parent or its Subsidiaries) (A) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law), (B) as a transferee or successor or (C) by Contract (other than pursuant to any Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements));

(vii) neither Parent nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying or intended to qualify for tax-free treatment, in whole or in part, under Section 355 of the Code in the two years prior to the date of this Agreement;

(viii) neither Parent nor any of its Subsidiaries has participated in, or is currently participating in, a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2); and

(ix) neither Parent nor any of its Subsidiaries (A) is a party to or bound by any material Tax sharing, Tax indemnity, or Tax allocation agreement or (B) has any liability or potential liability to another party under any such agreement, in each case other than pursuant to any such agreement or arrangement solely between or among any of Parent and its Subsidiaries, or any other customary partnership indemnification provisions in any partnership or limited liability company agreement of any Parent Subsidiary.

(b) At all times since its formation, (i) Merger Sub LLC has been treated as an entity disregarded as separate from Parent for U.S. federal income tax purposes and (ii) Opco Merger Sub LLC has been treated as an entity disregarded as separate from Parent for U.S. federal income tax purposes.

(c) Neither Parent nor Merger Sub Inc. is an “investment company” within the meaning of Section 368(a)(2)(F)(iii) of the Code.

(d) Parent has not taken or agreed to take any action, and is not aware, after reasonable diligence, of the existence of any fact or circumstance, that could reasonably be expected to prevent or impede the Integrated Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.16 Contracts.

(a) For purposes of this Agreement, a “Parent Material Contract” shall include each Contract of the following types to which Parent or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound as of the date hereof:

(i) any Contract identified on the lists of exhibits to the Parent SEC Documents;

(ii) any Contract that would be required to be filed by Parent as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Exchange Act;

(iii) any Contract that (A) materially limits the ability of Parent or any of its Subsidiaries (or, following the consummation of the Transactions, would reasonably be expected to materially limit the Surviving Company or the Opco Surviving Company) to compete in any line of business or with any Person or in any geographic area (including any Contract containing any area of mutual interest (but excluding areas of mutual interest under joint operating agreements), joint bidding area, joint acquisition area or non-compete or similar type of restriction), (B) materially restricts the right of Parent or any of its Subsidiaries (or, following the consummation of the Transactions, would reasonably be expected to materially limit the ability of the Surviving Company or the Opco Surviving Company) to sell to or purchase from any Person any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets, or (C) grants the other party or any third Person “most favored nation” status with respect to any material obligation (other than pursuant to customary royalty pricing provisions in Oil and Gas Leases or customary preferential rights in joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of Parent or any of its Subsidiaries);

(iv) any material joint venture, partnership or limited liability agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of Parent or any of its Subsidiaries;

(v) any Contract that constitutes a commitment of Parent or any of its Subsidiaries relating to Indebtedness and having an outstanding principal amount in excess of $100,000,000, other than agreements solely between or among Parent and its Subsidiaries;

(vi) any Contract involving any pending acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests for aggregate consideration (in one or a series of transactions) under such Contract of $100,000,000 or more (other than acquisitions or dispositions of inventory or the purchase or sale of Hydrocarbons, in each case, in the ordinary course of business consistent with past practice);

(vii) each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar contract requiring Parent or any of its Subsidiaries to make expenditures that would reasonably be expected to exceed $100,000,000 in the aggregate during the 12-month period following the date of this Agreement, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(viii) each Contract for any Derivative Transaction with a notional value in excess of $35,000,000;

(ix) each Contract to which Parent or any of its Subsidiaries is a party for the purchase, sale, swap or exchange of minerals or mineral rights having a value in excess of $100,000,000, in each case, for which such purchase, sale, swap or exchange of minerals or mineral rights remain pending (and excluding, for the avoidance of doubt, the purchase and sale of Hydrocarbons in the ordinary course of business consistent with past practices); and

(x) each Contract for lease of personal property or real property (other than Oil and Gas Properties) involving payments in excess of $100,000,000 in any calendar year or aggregate payments in excess of $200,000,000 that is not terminable without penalty or other liability to Parent (other than any ongoing obligation pursuant to such contract that is not caused by any such termination) within 90 days, other than Contracts related to drilling rigs.

(b) Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect (provided, that clause (D) of the definition of “Material Adverse Effect” shall be disregarded for purposes of this Section 4.16(b)), (i) each Parent Material Contract is valid and binding on Parent and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the knowledge of Parent, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and (ii) there is no pending or unresolved default under any Parent Material Contract by Parent or any of its Subsidiaries or, to the knowledge of Parent, any other party thereto, and no event or condition has occurred that remains pending or unresolved that constitutes, or, after notice or lapse of time or both, would reasonably be expected to constitute, a default on the part of Parent or any of its Subsidiaries or, to the knowledge of Parent, any other party thereto under any such Parent Material Contract, nor has Parent or any of its Subsidiaries received any notice of any such default, event or condition.

Section 4.17 Insurance. Parent and each of its Subsidiaries are covered by valid and currently effective insurance policies issued in favor of Parent or one or more of its Subsidiaries that are customary and adequate for companies of similar size in the industries and locations in which Parent and its Subsidiaries operate. With respect to each material insurance policy issued in favor of Parent or any of its Subsidiaries, or pursuant to which Parent or any of its Subsidiaries is a named insured or otherwise a beneficiary, as well as each historic incurrence-based policy still in force, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) neither Parent nor any of its Subsidiaries is in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy and (c) to the knowledge of Parent, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation. No notice of cancellation or termination has been received with respect to any such policy, nor will any such cancellation or termination result from the consummation of the Transactions.

Section 4.18 Properties.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent or one of its Subsidiaries has good and valid title to, or valid leasehold or other ownership interest or rights in, each of the material real properties (except for any of Parent’s or any its Subsidiaries’ Oil and Gas Properties, which are subject to Section 4.25 and shall not constitute a Parent Property for the purposes of this Agreement) reflected as an asset on the most recent balance sheet of Parent included in the Parent SEC Documents (each, a “Parent Property”), in each case free and clear of all Liens, defects or imperfections, except for Permitted Liens or Liens, defects or imperfections which do not and would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the real properties to which they relate in the conduct of the business of Parent and each of its Subsidiaries as presently conducted. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has received notice to the effect that there are any condemnation, expropriation or other proceedings that are pending or, to the knowledge of Parent, threatened with respect to any material portion of any of the Parent Properties.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) neither Parent nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy any the Parent Property or any portion thereof, (ii) there are no outstanding options, rights of first offer or rights of first refusal to purchase any Parent Property or any portion thereof or interest therein, (iii) there are no boundary disputes relating to any Parent Property and no encroachments materially and adversely affecting the use of any Parent Property and (iv) with respect to each Parent Property, all material buildings, structures, fixtures and improvements are in all respects adequate and sufficient and in satisfactory condition to support the operations of Parent and each of its Subsidiaries as presently conducted.

(c) Each lease pursuant to which Parent or one of its Subsidiaries has a leasehold interest in the Parent Properties, to the knowledge of Parent, is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, except for such failure to be in full force and effect that, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.19 Intellectual Property. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, either Parent or a Subsidiary of Parent owns, or is licensed or otherwise possesses adequate rights to use (in the manner and to the extent it has used the same), all Intellectual Property of any kind used in their respective businesses as currently conducted (collectively, the “Parent Intellectual Property”). Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (a) there are no pending or, to the knowledge of Parent, threatened claims by any Person alleging infringement, misappropriation, dilution, or other violation by Parent or any of its Subsidiaries of the Intellectual Property of any Person; (b) the conduct of the businesses of Parent and its Subsidiaries has not infringed, misappropriated, diluted, or otherwise violated and does not infringe, misappropriate, dilute or otherwise violate, any Intellectual Property of any Person; (c) neither Parent nor any of its

Subsidiaries has made any claim of infringement, misappropriation or other violation by others of its rights to or in connection with the Parent Intellectual Property; (d) to the knowledge of Parent, no Person is infringing, misappropriating or diluting any Parent Intellectual Property; (e) Parent and its Subsidiaries have taken reasonable steps to protect the confidentiality of their trade secrets and the security of their computer systems and networks; and (f) the consummation of the Transactions will not result in the loss of, or give rise to any right of any third party to terminate, any of Parent’s or any of its Subsidiaries’ rights or obligations under, any agreement under which Parent or any of its Subsidiaries grants to any Person, or any Person grants to Parent or any of its Subsidiaries, a license or right under or with respect to any Parent Intellectual Property.

Section 4.20 State Takeover Laws. As of the date hereof and at all times on or prior to the Closing, the Parent Board has taken all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the timely consummation of the Transactions. No Takeover Laws or any similar anti-takeover provision in the Parent Charter or Parent Bylaws is, or at the Effective Time will be, applicable to this Agreement or the Transactions.

Section 4.21 No Rights Plan. As of the date of this Agreement, there is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which Parent is a party or is otherwise bound.

Section 4.22 Related Party Transactions. No Related Party of Parent is a party to any Contract with or binding upon Parent or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by Parent or any of its Subsidiaries or has engaged in any transaction with any of the foregoing within the last 12 months, in each case, that is of a type that would be required to be disclosed in the Parent SEC Documents pursuant to Item 404 of Regulation S-K (a “Parent Affiliate Transaction”) that has not been so disclosed. No Related Party of Parent or any of its Subsidiaries owns, directly or indirectly, on an individual or joint basis, any controlling interest in, or serves as an officer or director or in another similar capacity of, any supplier or other independent contractor of Parent or any of its Subsidiaries, or any organization which has a Contract with Parent or any of its Subsidiaries.

Section 4.23 Certain Payments. Neither Parent nor any of its Subsidiaries (nor, to the knowledge of Parent, any of their respective directors, executives, representatives, agents or employees) (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

Section 4.24 Rights-of-Way. Each of Parent and its Subsidiaries has such Rights-of-Way as are sufficient to conduct its business in the manner currently conducted, except for such Rights-of-Way the absence of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries conducts its business in a manner that does not violate any of the Rights-of-Way and no unresolved event has occurred that allows, or after notice or lapse of time would reasonably be expected to allow, revocation or termination thereof or would reasonably be expected to result in any impairment of the rights of the holder of any such Rights-of-Way, except for such violations, revocations, terminations and impairments that, individually or in the aggregate have not had and would not reasonably be expected to have a Parent Material Adverse Effect. All pipelines operated by Parent and its Subsidiaries are subject to Rights-of-Way or are located on real property owned or leased by Parent, and there are no gaps (including any gap arising as a result of any breach by Parent or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.25 Oil and Gas Matters.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, and except for (i) property sold or otherwise disposed of in the ordinary course of business since the date of the letter prepared by Netherland, Sewell & Associates, Inc. (the “Parent Independent Petroleum Engineers”) auditing Parent’s internally prepared reserve report relating to Parent interests referred to therein as of December 31, 2019 (the “Parent Reserve Report Letter”), (ii) property reflected in the Parent Reserve Report Letter or in the Filed Parent SEC Documents as having been sold or otherwise disposed of, other than sales, exchanges, swaps or dispositions after the date hereof in accordance with Section 5.1(b) or (iii) Oil and Gas Leases that have expired or terminated in accordance with the terms thereof on a date on or after the date hereof, Parent and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Parent Reserve Report Letter and in each case as attributable to interests owned (or purported to be held or owned) by Parent and each of its Subsidiaries. For purposes of the foregoing sentence, “good and defensible title” means that Parent’s or one or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing Date) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) that (1) entitles Parent (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Parent Reserve Report Letter of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties except, in each case, for (x) any decreases in connection with those operations in which Parent or any of its Subsidiaries may elect after the date hereof to be a non-consenting co-owner, (y) any decreases resulting from the establishment or amendment, after the date hereof, of pools or units, and (z) decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries, (2) obligates Parent (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Parent Reserve Report Letter for such Oil and Gas Properties except, in each case, for (x) increases that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties, and (y) increases resulting from contribution requirements with respect to defaulting or non-consenting co-owners under applicable operating agreements or Laws that are accompanied by a proportionate (or greater) net revenue interest in such Oil and Gas Properties and (3) is free and clear of all Liens, defects and imperfections, except for Permitted Liens and Liens, defects and imperfections which, individually or in the aggregate, would not reasonably be expected to materially impair the continued use and operation of the Oil and Gas Properties to which they relate in the conduct of business of Parent and each of its Subsidiaries as presently conducted.

(b) Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, the factual, non-interpretive data supplied to the Parent Independent Petroleum Engineers by or on behalf of Parent and its Subsidiaries for purposes of auditing Parent’s internally prepared reserve report and preparing the Parent Reserve Report Letter that was material to such firm’s audit of Parent’s internally prepared estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of Parent and its Subsidiaries in connection with the preparation of the Parent Reserve Report Letter was, as of the time provided, accurate in all respects. Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, the oil and gas reserve estimates of Parent set forth in the Parent Reserve Report Letter are derived from reports that have been prepared by Parent in accordance with customary industry practices, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of Parent at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Report Letter that, individually or in the aggregate, has had or would reasonably be expected to have, a Parent Material Adverse Effect.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have, a Parent Material Adverse Effect, (i) all delay rentals, shut-in royalties and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases of Parent or any of its Subsidiaries have been properly and timely paid, (ii) all Production Burdens with respect to any Oil and Gas Properties owned or held by Parent or any of its Subsidiaries have been timely and properly paid (in each case, except such Production Burdens (x) as are being currently paid prior to delinquency in the ordinary course of business, (y) currently held as suspense funds or (z) the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established) and (iii) none of Parent or any of its Subsidiaries (and, to Parent’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by Parent or any of its Subsidiaries.

(d) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have, a Parent Material Adverse Effect, all proceeds from the sale of Hydrocarbons attributable to Parent’s and its Subsidiaries’ interests in the Oil and Gas Properties are being received by them in a timely manner and are not being held in suspense (by Parent, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions for recently drilled Wells.

(e) All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of Parent and its Subsidiaries or otherwise associated with an Oil and Gas Property of Parent or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable contracts entered into by Parent or any of its Subsidiaries related to such wells and applicable Law, and all drilling and completion (and plugging and abandonment) of such wells and all related development, production and other operations have been conducted in compliance with all applicable Law except, in each case, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(f) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, none of the material Oil and Gas Properties of Parent or its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the consummation of the Transactions.

(g) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, to Parent’s knowledge, there are no Wells that constitute a part of Parent’s or its Subsidiaries’ Oil and Gas Properties for which Parent or any of its Subsidiaries has received a notice, claim, demand or order from any Governmental Entity notifying, claiming, demanding or requiring that such Well(s) be temporarily or permanently plugged and abandoned that remains pending or unresolved.

(h) As of the date of this Agreement, there is no outstanding authorization for expenditure or similar request or invoice for funding or participation under any agreement or contract which are binding on Parent, its Subsidiaries or any of Parent’s or its Subsidiaries’ Oil and Gas Properties and which Parent reasonably anticipates will individually require expenditures by Parent or its Subsidiaries in excess of $10,000,000 (net to Parent’s or its Subsidiaries’ interest).

Section 4.26 Derivative Transactions.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, all Derivative Transactions entered into by Parent or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Parent and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, Parent and each of its Subsidiaries have duly performed in all respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

(c) The Filed Parent SEC Documents accurately summarize, in all material respects, the outstanding positions under any Derivative Transaction of Parent and its Subsidiaries, including Hydrocarbon and financial positions under any Derivative Transaction of Parent attributable to the production and marketing of Parent and its Subsidiaries, as of the dates reflected therein.

Section 4.27 Regulatory Matters.

(a) Parent is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b) Parent and each of its Subsidiaries are in compliance with the Natural Gas Act and the rules, regulations, and orders of the FERC promulgated thereunder, such that any non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries are subject to any non-public investigation or audit by the FERC.

Section 4.28 Brokers. No broker, investment banker, financial advisor or other Person, other than Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC (the “Parent Financial Advisors”), the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of any Parent Party or any of its Affiliates.

Section 4.29 Opinions of Financial Advisors. On or prior to the date of this Agreement, Parent has received the opinion of each of the Parent Financial Advisors to the effect that, as of date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Exchange Ratio is fair, from a financial point of view, to Parent, and signed true and complete copies of such opinions will be provided to the Company promptly after the receipt thereof by Parent solely for informational purposes and it is agreed and understood that such opinions may not be relied upon by the Company, or any director, officer or employee of the Company.

Section 4.30 Merger Subs.

(a) Merger Sub Inc. is a direct, wholly owned subsidiary of Parent that was formed solely for the purpose of engaging in the First Company Merger. Since the date of its incorporation and prior to the Effective Time, Merger Sub Inc. has not engaged in any activities other than the execution of this Agreement, the performance of its obligations hereunder, and matters ancillary thereto, and prior to the Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the First Company Merger.

(b) Opco Merger Sub LLC is a direct, wholly owned subsidiary of Parent that was formed solely for the purpose of engaging in the Opco Merger. Since the date of its incorporation and prior to the Effective Time, Opco Merger Sub LLC has not engaged in any activities other than the execution of this Agreement, the performance of its obligations hereunder, and matters ancillary thereto, and prior to the Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Opco Merger.

(c) Merger Sub LLC is a direct, wholly owned subsidiary of Parent that was formed solely for the purpose of engaging in the Second Company Merger. Since the date of its incorporation and prior to the Second Company Merger Effective Time, Merger Sub LLC has not engaged in any activities other than the execution of this Agreement, the performance of its obligations hereunder, and matters ancillary thereto, and prior to the Second Company Merger Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Second Company Merger.

Section 4.31 Ownership of Company Stock. Neither Parent nor any of its Subsidiaries owns any shares of Company Class A Common Stock, Company Class B Common Stock or Opco Units (or other securities convertible into, exchangeable for or exercisable for shares of Company Class A Common Stock, Company Class B Common Stock or Opco Units).

Section 4.32 No Other Representations or Warranties.

(a) Except for the representations and warranties contained in this Article IV and the corresponding representations and warranties set forth in Parent’s officers’ certificate to be delivered pursuant to Section 6.3(c), each Company Party acknowledges that no Parent Party nor any other Person on behalf of a Parent Party makes any other express or implied representation or warranty with respect to Parent or any of its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) with respect to any other information provided to the Company Parties in connection with this Agreement or the Transactions, and the Parent Parties hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, no Parent Party nor any other Person on behalf of Parent makes or has made any representation or warranty, except for the representations and warranties made by the Parent Parties in this Article IV and the corresponding representations and warranties set forth in Parent’s officers’ certificate to be delivered pursuant to Section 6.3(c), to any Company Party or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to any Parent Party or any of its Subsidiaries or its businesses; or (ii) any oral or written information presented to any Company Party or its Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Transactions. No Parent Party nor any other Person will have or be subject to any liability to any Company Party or any other Person resulting from the distribution to any Company Party, or any Company Party’s use of, any such information, including any information, documents, projections, forecasts or other material made available to the Company Parties in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions. Notwithstanding the foregoing, nothing in this Section 4.32 shall limit any Company Party’s remedies with respect to claims of Fraud arising from or relating to the express written representations and warranties made by the Parent Parties in this Article IV and the corresponding representations and warranties set forth in Parent’s officers’ certificate to be delivered pursuant to Section 6.3(c).

(b) Notwithstanding anything contained in this Agreement to the contrary, the Parent Parties acknowledge and agree that no Company Party nor any other Person on behalf of the Company has made or is making any representations or warranties relating to any Company Party or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company Parties in Article III, including any implied representation or warranty as to the accuracy or completeness of any information regarding any Company Party furnished or made available to the Parent Parties or any of their respective Representatives, and that the Parent Parties have not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, the Parent Parties acknowledge that, except for the representations and warranties contained in this Article IV and the corresponding representations and warranties set forth in Parent’s officers’ certificate to be delivered pursuant to Section 6.3(c), no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Parent Parties or any of their respective Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions).

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business.

(a) Conduct of Business by the Company. Except as otherwise expressly required or permitted by this Agreement, as set forth in Section 5.1(a) of the Company Disclosure Letter or as may be required by Law (including “shelter-in-place,” “stay-at-home” and similar Laws), during the period from the date of this Agreement until the Effective Time, except as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to (i) carry on its business in the ordinary course in all material respects, and (ii) preserve substantially intact its business organization, substantially preserve its assets, rights and properties in good repair and condition, keep available in all material respects the services of its current officers, employees and consultants and preserve its goodwill and its relationships with material customers, suppliers, licensors, licensees, distributors and others having material business dealings with it. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement until the Effective Time, except as otherwise expressly required or permitted by this Agreement, as set forth in Section 5.1(a) of the Company Disclosure Letter or as may be required by Law (including “shelter-in-place,” “stay-at-home” and similar Laws), the Company shall not, and shall not permit any of its Subsidiaries, without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), to:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for (x) quarterly cash dividends by the Company on the shares of Company Class A Common Stock not to exceed $0.05 per share and corresponding cash distributions by Opco LLC on the Opco LLC Units not to exceed $0.05 per Opco LLC Unit, in each case with customary record and payment dates, (y) dividends by a wholly-owned Subsidiary of the Company or wholly-owned Subsidiary of Opco LLC to its parent or parents or (z) any “Tax Related Distribution” pursuant to Section 6.2 of the Opco LLC Agreement, (B) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of the Company or its Subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests or (C) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests, other than, in each case, in respect of (I) an exchange of Opco LLC Units (together with the same number of shares of Company Class B Common Stock) in accordance with the Company Charter and Section 4.7 of the Opco LLC Agreement or (II) any Company Restricted Stock Awards, Company RSU Awards or Company PRSU Awards outstanding on the Measurement Date, or issued after the Measurement Date in accordance with this Agreement, in each case in accordance with their terms as in effect on the Measurement Date or the date of such later issuance;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (other than any Permitted Lien) any shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for or exercisable for any such shares or other equity interests, or any rights, warrants or options to acquire, any such shares or other equity interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of the Company on a deferred basis or other rights linked to the value of shares of Company Class A Common Stock or Company Class B Common Stock, including pursuant to Contracts as in effect on the date hereof (other than the issuance of shares of Company Class A Common Stock (A) upon the settlement of Company RSU Awards or Company PRSU Awards outstanding on the Measurement Date or issued after the Measurement Date in accordance with this Agreement, in each case, in accordance with their terms or the terms of any other contract or agreement governing such Company RSU Awards or Company PRSU Awards, in each case, as in effect on the Measurement Date or the date of such later issuance, (B) upon an exchange of Opco LLC Units (together with the same number of shares of Company Class B Common Stock) in accordance with the Company Charter and Section 4.7 of the Opco LLC Agreement), or (C) issued as a dividend made in accordance with Section 5.1(a)(i);

(iii) amend or otherwise change, or cause, authorize or propose to amend or otherwise change, any of the Company Organizational Documents;

(iv) directly or indirectly acquire or agree to acquire (A) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan or capital contribution to or in any other manner, any corporation, partnership, association or other business organization or division thereof or (B) any assets that are otherwise material to the Company and its Subsidiaries, in each case other than (1) upon reasonable prior notice to and consultation with Parent, the exchange or swap of Oil and Gas Properties or other assets in the ordinary course of business consistent with past practice (other than the exchange or swap of any Oil and Gas Properties or other assets located directly adjacent to any Oil and Gas Properties of Parent), (2) transactions solely between the Company and Opco LLC, solely between the Company or Opco LLC and a wholly-owned Subsidiary of the Company or Opco LLC, or solely among wholly-owned Subsidiaries of the Company or Opco LLC or (3) acquisitions as to which the aggregate amount of the consideration paid or transferred by the Company and its Subsidiaries in connection with all such acquisitions would not exceed $25,000,000;

(v) directly or indirectly (including by merger or consolidation with any Person) sell, lease, swap, exchange, farmout, license, sell and leaseback, abandon, mortgage or otherwise encumber or subject to any Lien (other than Permitted Liens) or otherwise dispose in whole or in part of any of its material properties, assets or rights or any interest therein, in each case other than (A) upon reasonable prior notice to and consultation with Parent, the exchange or swap of Oil and Gas Properties or other assets in the ordinary course of business consistent with past practice (other than the exchange or swap of any Oil and Gas Properties or other assets located directly adjacent to any Oil and Gas Properties of Parent), (B) sales, leases, exchanges, swaps or dispositions for which the consideration is less than $25,000,000 in the aggregate, (C) the sale of Hydrocarbons in the ordinary course of business consistent with past practice, or (D) the sale or other disposition of equipment that is surplus, obsolete or replaced made in the ordinary course of business consistent with past practice;

(vi) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, other than transactions among wholly-owned Subsidiaries of the Company or Opco LLC;

(vii) (A) incur, create, assume or otherwise become liable for, or repay or prepay, any Indebtedness, or amend, modify or refinance any Indebtedness (other than (1) Indebtedness incurred in the ordinary course of business consistent with past practice, (2) Indebtedness incurred by the Company that is owed to Opco LLC or any wholly-owned Subsidiary of the Company or Opco LLC or by any Subsidiary of the Company that is owed to the Company or Opco LLC or any wholly-owned Subsidiary of the Company or Opco LLC, (3) guarantees by the Company of Indebtedness of Opco LLC or any wholly-owned Subsidiary of the Company or Opco LLC and guarantees by any Subsidiary of the Company of Indebtedness of the Company, Opco LLC or any other wholly-owned Subsidiary of the Company or Opco LLC, (4) Indebtedness incurred under the Company’s revolving credit facility (as existing on the date of this Agreement) in the ordinary course of business consistent with past practice or (5) Indebtedness in an amount not to exceed $10,000,000 in the aggregate) or (B) make any loans, advances or capital contributions to, or investments in, any other Person (other than (1) the Company, Opco LLC or any direct or indirect wholly-owned Subsidiary of the Company or Opco LLC, (2) advances for expenses required under customary joint operating agreements to operators of Oil and Gas Properties of the Company or any of its Subsidiaries or (3) advances for reimbursable employee expenses in the ordinary course of business consistent with past practice);

(viii) incur or commit to incur any capital expenditures or authorizations or commitments with respect thereto that in the aggregate are in excess of 105% of the aggregate amount provided for in the capital expenditure budget set forth in Section 5.1(a)(viii) of the Company Disclosure Letter, other than (A) capital expenditures to repair damage resulting from insured casualty events or required on an emergency basis or for the safety of individuals, assets or the environment (provided that the Company shall notify Parent of any such emergency expenditure as soon as reasonably practicable) and (B) operations proposed by third parties under joint operating agreements, joint development agreements and other similar agreements;

(ix) (A) pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice or as required by their terms as in effect on the date of this Agreement of claims, liabilities or obligations reflected or reserved against in the most recent financial statements (or the notes thereto) of the Company included in the Company SEC Documents filed prior to the date hereof (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, (A) cancel any Indebtedness owed to the Company or any of its Subsidiaries with a principal amount in excess of $3,000,000 or (B) waive or release any right held by the Company or any of its Subsidiaries with a value in excess of $3,000,000;

(x) other than in the ordinary course of business consistent with past practice, (A) affirmatively waive, release, or assign any material rights or claims under any Company Material Contract, which waiver, release or assignment would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (B) modify, amend, terminate or cancel or affirmatively renew or affirmatively extend any Company Material Contract (other than intercompany transactions, agreements or arrangements or commodity hedging Contracts and other than any modification, termination or renewal that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect) or (C) enter into any Contract (other than commodity hedging Contracts or Contracts entered into or in connection with any action taken in compliance with or permitted under this Section 5.1(a)) that if in effect on the date hereof would be a Company Material Contract;

(xi) compromise, settle or agree to settle any Action other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of money damages (to the extent not covered by insurance) not in excess of $3,000,000 individually or $5,000,000 in the aggregate, in any case as would not result in any restriction on future activity or conduct of, or the admission of wrongdoing by, the Company and compromises, settlements or agreements permitted by Section 5.10;

(xii) (A) change its financial accounting methods, principles or practices (other than any change for Tax purposes), in each case except insofar as may have been required by a change in GAAP, or (B) revalue any of its material assets, except as may be required by GAAP;

(xiii) (A) settle or compromise any material Tax Proceeding; (B) file any material amended Tax Return or claim for a material Tax refund; (C) make, revoke or modify any material Tax election; (D) except to the extent otherwise required by applicable Law, file any material Tax Return other than on a basis consistent with past practice; (E) consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of material Taxes; (F) grant any power of attorney with respect to material Taxes; (G) enter into any material Tax allocation, sharing or indemnity agreement, any material Tax holiday agreement, or any material closing or other similar agreement with respect to Taxes; or (H) change any material method of accounting for Tax purposes;

(xiv) change its fiscal year;

(xv) (A) grant any current or former director, officer, employee or independent contractor any increase in compensation, bonus or other benefits, or approve any grant of any type of compensation or benefits to any director, officer, employee or independent contractor not previously receiving or entitled to receive such type of compensation or benefit, or pay any bonus of any kind or amount to any such individual, other than (x) increases in base salary and wages in the ordinary course of business consistent with past practice for directors, officers, employees or independent contractors with less than $100,000 in annual compensation and (y) grants of compensation in the ordinary course of business consistent with past practice to, and participation in Company Plans as in effect as of the date hereof for, individuals hired after the date of this Agreement in accordance with Section 5.1(a)(xvi), (B) grant or pay to any current or former director, officer, employee or independent contractor any equity-based award or any severance, change in control or termination pay, or approve any modifications thereto or increases thereto (other than pursuant to the terms of any written agreement or other Company Plan as in effect as of the date hereof), (C) adopt or enter into any collective bargaining agreement or other labor union contract, (D) take any action to accelerate the vesting, funding or payment of any compensation or benefit under any Company Plan or any employment agreement or other similar Contract or (E) adopt any new employee benefit or compensation plan or arrangement or materially amend, modify or terminate any existing Company Plan other than as required by applicable Law;

(xvi) hire any (A) employees at the executive level or higher or (B) other than in the ordinary course of business consistent with past practice, any other employees, in each case (with respect to the immediately preceding clauses (A) and (B)), other than to replace any such employee or executive whose employment has terminated prior to the date hereof or as otherwise permitted hereunder;

(xvii) terminate any director, officer, employee or independent contractor with more than $100,000 in annual compensation (a “Company Covered Individual”) or otherwise cause any Company Covered Individual to resign, in each case other than (A) in the ordinary course of business consistent with past practice or (B) for cause or poor performance (documented in accordance with the Company’s past practices);

(xviii) fail to keep in force in all material respects all material insurance policies or replacement or revised provisions regarding material insurance coverage with respect to the assets, operations and activities of the Company and its Subsidiaries as currently in effect, to the extent commercially reasonable in the Company’s business judgment in light of prevailing conditions in the insurance market;

(xix) renew or enter into any non-compete, exclusivity, non-solicitation or similar agreement that would restrict or limit, in any material respect, the operations of the Company or any of its Subsidiaries;

(xx) enter into any new line of business outside of its existing business;

(xxi) enter into any new lease or amend the terms of any existing lease of real property that would require payments over the remaining term of such lease in excess of $2,000,000 (excluding, for the avoidance of doubt, all Oil and Gas Leases and Rights-of-Way);

(xxii) take any action (or omit to take any action) if such action (or omission) would reasonably be expected to cause any of the conditions set forth in Article VI not being satisfied by the Outside Date; or

(xxiii) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(b) Conduct of Business by Parent. Except as otherwise expressly required or permitted by this Agreement, as set forth in Section 5.1(b) of the Parent Disclosure Letter or as may be required by Law (including “shelter-in-place,” “stay-at-home” and similar Laws), during the period from the date of this Agreement until the Effective Time, except as consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to carry on its business in the ordinary course in all material respects. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement until the Effective Time, except as otherwise expressly required or permitted by this Agreement, as set forth in Section 5.1(b) of the Parent Disclosure Letter or as may be required by Law (including “shelter-in-place,” “stay-at-home” and similar Laws), Parent shall not, and shall not permit any of its Subsidiaries, without the prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) of the Company, to:

(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for (x) quarterly cash dividends by Parent on the shares of Parent Common Stock not to exceed $0.55 per share, with customary record and payment dates and (y) dividends by a wholly-owned Subsidiary of Parent to its parent or parents;

(ii) issue, deliver, sell or grant any shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for or exercisable for any such shares or other equity interests, or any rights, warrants or options to acquire, any such shares or other equity interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of Parent on a deferred basis or other rights linked to the value of shares of Parent Common Stock, including pursuant to Contracts as in effect on the date hereof, in each case, other than (A) the grant of Parent Restricted Stock Awards, Parent RSU Awards, Parent PRSU Awards or Parent Stock Options pursuant to the terms of a Parent Plan in the ordinary course of business consistent with past practice or the issuance of shares of Parent Common Stock (1) upon the settlement of Parent Restricted Stock Awards, Parent RSU

Awards, Parent PRSU Awards, Parent Stock Options or Parent Convertible Notes outstanding on the Measurement Date or issued after the Measurement Date in accordance with this Agreement, in each case in accordance with their terms as in effect on the Measurement Date or date of such later issuance or (2) issued as a dividend made in accordance with Section 5.1(b)(i) or (B) issuances of Parent Common Stock through any public or private offering or other transaction of up to 10% of the shares of Parent Common Stock issued and outstanding as of the date of this Agreement, in the aggregate;

(iii) amend or otherwise change, or cause, authorize or propose to amend or otherwise change, any of the Parent Organizational Documents in a manner that could reasonably be expected to adversely affect the consummation of the Transactions or adversely affect in any material respect the rights of holders of Parent Common Stock;

(iv) directly or indirectly acquire or agree to acquire (A) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan or capital contribution to or in any other manner, any corporation, partnership, association or other business organization or division thereof or (B) any assets that are otherwise material to Parent and its Subsidiaries, in each case other than (1) the acquisition, lease, transfer, exchange or swap of Oil and Gas Properties or other assets in the ordinary course of business consistent with past practice, (2) transactions solely between Parent and its wholly-owned Subsidiaries or solely among wholly-owned Subsidiaries of Parent or (3) acquisitions as to which all of the following apply: (x) the aggregate amount of the consideration paid or transferred by Parent and its Subsidiaries in connection with all such acquisitions would not exceed $1,000,000,000, (y) the aggregate amount of the consideration paid or transferred by Parent and its Subsidiaries in connection with all such acquisitions would not exceed $100,000,000 in respect of assets located outside of the Permian Basin and (z) the occurrence of which would not reasonably be expected to prevent, materially delay or materially impede the Transactions;

(v) directly or indirectly (including by merger or consolidation with any Person) sell, lease, swap, exchange, farmout, license, sell and leaseback, abandon, mortgage or otherwise encumber or subject to any Lien (other than Permitted Liens) or otherwise dispose in whole or in part of any of its material properties, assets or rights or any interest therein, in each case other than (A) sales, leases, or dispositions for which the consideration is less than $500,000,000 in the aggregate, (B) exchanges or swaps in the ordinary course of business consistent with past practice, (C) the sale of Hydrocarbons in the ordinary course of business consistent with past practice, or (D) the sale or other disposition of equipment that is surplus, obsolete or replaced made in the ordinary course of business consistent with past practice;

(vi) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, other than such transactions among wholly-owned Subsidiaries of Parent;

(vii) take any action (or omit to take any action) if such action (or omission) would reasonably be expected to cause any of the conditions set forth in Article VI not being satisfied by the Outside Date; or

(viii) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(c) Each Party acknowledges and agrees that (i) nothing contained in this Agreement is intended to give any other Party, directly or indirectly, the right to control or direct the operations of any other Party (other than, with respect to Parent or the Company, the right to control or direct the operations of any other Parent Party or Company Party, respectively) prior to the Effective Time, and (ii) prior to the Effective Time, each Party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.2 No Solicitation; Recommendations.

(a) Each of Parent and the Company shall not, and shall not permit or authorize any of its Subsidiaries or any of their respective directors or officers to, and shall use reasonable best efforts to cause each of the other Representatives of such Party or any of its Subsidiaries, directly or indirectly, not to (i) solicit, initiate, endorse, knowingly encourage or knowingly facilitate any inquiry, proposal or offer that constitutes an Acquisition Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to any Acquisition Proposal, or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information or data with respect to, or otherwise cooperate in any way with, any Acquisition Proposal. Each of Parent and the Company shall, and shall cause each of its respective Subsidiaries and their respective directors and officers to, and shall use reasonable best efforts to cause each of the other Representatives of such Party and its Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted heretofore with respect to any Acquisition Proposal or potential Acquisition Proposal and immediately terminate all physical and electronic data room access previously granted to any such Person, (B) request the prompt return or destruction of all confidential information furnished with respect to any Acquisition Proposal or potential Acquisition Proposal during the six-month period prior to the date of this Agreement, to the extent such return or destruction had not previously been requested, and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its Affiliates or Representatives is a party with respect to any Acquisition Proposal or potential Acquisition Proposal, and shall use commercially reasonable efforts to enforce the provisions of any such agreement, which shall include, to the extent such Party has knowledge of any breach of such agreement, using commercially reasonable efforts to seek any injunctive relief available to enforce such agreement (provided, that Parent or the Company shall be permitted to grant waivers of, and not enforce, any standstill agreement, but solely to the extent that the Parent Board or the Company Board, respectively, has determined in good faith, after consultation with its outside counsel, that failure to take such action (I) would prohibit the counterparty from making an unsolicited Acquisition Proposal to the Parent Board or the Company Board, as applicable, in compliance with this Section 5.2 and (II) would constitute a breach of its fiduciary duties to the Parent Stockholders or the Company Stockholders, as applicable, under applicable Law). Nothing in this Section 5.2 shall prohibit the Company or the Company Board or Parent or the Parent Board, directly or indirectly through any Representative, from informing any person that the Company or Parent, as applicable, is party to this Agreement and informing such person of the restrictions that are set forth in this Section 5.2.

Notwithstanding the foregoing, if at any time following the date of this Agreement and prior to obtaining the Parent Stockholder Approval or the Company Stockholder Approval (as applicable), (1) Parent or the Company receives a written Acquisition Proposal that the Parent Board or the Company Board, respectively, determines in good faith to be bona fide, (2) such Acquisition Proposal was not solicited after the date of this Agreement in violation of Section 5.2(a) and did not otherwise result from a breach of this Section 5.2, (3) the Parent Board or the Company Board (as applicable) determines in good faith (after consultation with outside counsel and its financial advisor) that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, and (4) the Parent Board or the Company Board (as applicable) determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) below would be inconsistent with its fiduciary duties to the Parent Stockholders or the Company Stockholders, respectively, under applicable Law, then Parent or the Company (as applicable) may (x) furnish information with respect to such Party and its Subsidiaries to the Person making such Acquisition Proposal pursuant to a customary confidentiality agreement containing confidentiality terms substantially similar to, and no less favorable in the aggregate to such Party than, those set forth in the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”); provided, that (I) such Party shall provide the other Party with a non-redacted copy of each confidentiality agreement such Party has executed in accordance with this Section 5.2 and (II) any non-public information provided to any such Person shall have been previously provided to the other Party or shall be provided to the other Party prior to or substantially concurrently with (or in the case of oral communication only, within 24 hours after) the time it is provided to such Person, and (y) participate in discussions or negotiations with the Person making such Acquisition Proposal and such Person’s Representatives and financing sources regarding such Acquisition Proposal and take any other actions with respect to such Acquisition Proposal that would otherwise be restricted by Section 5.2(a)(i) or Section 5.2(a)(ii) (it being understood that no solicitation under this clause (y) shall result in any proposal or offer being deemed to be “solicited”). Nothing in this Section 5.2 shall prohibit the Company or Parent, or the Company Board or the Parent Board, as applicable, directly or indirectly through any Representative, from seeking to clarify the terms and conditions of such inquiry or proposal to determine whether such inquiry or proposal constitutes or would be reasonably expected to lead to a Superior Proposal.

(b) Except as permitted by Section 5.2(c) (with respect to Parent) or Section 5.2(d) (with respect to the Company), neither the Parent Board nor the Company Board (nor any committee of either of the foregoing) shall:

(i) (A) withdraw (or modify or qualify in any manner adverse to the other Party) the Parent Recommendation or the Company Recommendation, respectively, (B) recommend or otherwise declare advisable the approval by the Parent Stockholders or the Company Stockholders, respectively, of any Acquisition Proposal, or (C) publicly propose to take any such actions (each such action set forth in this Section 5.2(b)(i) being referred to herein as an “Adverse Recommendation Change” with respect to the Parent Recommendation or the Company Recommendation, as applicable); or

(ii) cause or permit Parent or the Company, respectively, or any of their respective Subsidiaries to enter into, or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract, except for an Acceptable Confidentiality Agreement (each, an “Alternative Acquisition Agreement”), in each case constituting or related to any Acquisition Proposal.

(c) Notwithstanding Section 5.2(b), at any time prior to obtaining the Parent Stockholder Approval, the Parent Board may, if it determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties to the Parent Stockholders under applicable Law, taking into account all adjustments to the terms of this Agreement that may be offered by the Company pursuant to this Section 5.2, make an Adverse Recommendation Change in response to either (x) a Superior Proposal or (y) an Intervening Event; provided, however, that the Parent Board may not make an Adverse Recommendation Change in response to a Superior Proposal unless:

(i) Parent notifies the Company in writing at least four Business Days before taking that action of its intention to do so, and specifies the reasons therefor, including the terms and conditions of, and the identity of the Person making, such Superior Proposal, and contemporaneously furnishes a copy (if any) of the proposed Alternative Acquisition Agreement and any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material amendment to any material term of such Superior Proposal shall require a new written notice by Parent and a new notice period, provided such notice period shall be shortened to two Business Days);

(ii) during the four Business Day period prior to its effecting an Adverse Recommendation Change, Parent negotiates, and causes its financial and legal advisors to, negotiate with the Company in good faith (to the extent the Company seeks to negotiate) regarding any revisions to the terms of the Transactions proposed by the Company; and

(iii) if the Company makes a proposal during such four Business Day period to adjust the terms and conditions of this Agreement, the Parent Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by the Company, continues to determine in good faith (after consultation with outside counsel and its financial advisor) that such Superior Proposal continues to be a Superior Proposal and that the failure to make an Adverse Recommendation Change would be inconsistent with its fiduciary duties to Parent Stockholders under applicable Law;

provided further, that the Parent Board may not make an Adverse Recommendation Change in response to an Intervening Event unless:

(1) Parent notifies the Company in writing at least four Business Days before making an Adverse Recommendation Change with respect to such Intervening Event of its intention to do so and specifies the reasons therefor and describing such Intervening Event in reasonable detail;

(2) during the four Business Day period prior to its effecting an Adverse Recommendation Change, Parent negotiates, and causes its financial and legal advisors to, negotiate with the Company in good faith (to the extent the Company seeks to negotiate) regarding any revisions to the terms of the Transactions proposed by the Company; and

(3) if the Company makes a proposal during such four Business Day period to adjust the terms and conditions of this Agreement, the Parent Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by the Company, continues to determine in good faith (after consultation with outside counsel) that the failure to make such Adverse Recommendation Change would be inconsistent with its fiduciary obligations to the Parent Stockholders under applicable Law.

Notwithstanding anything to the contrary contained herein, neither Parent nor any of its Subsidiaries shall enter into any Alternative Acquisition Agreement unless this Agreement has been terminated in accordance with its terms (including the payment of the Parent Termination Fee, if and as applicable, pursuant to Section 7.3(c)).

(d) Notwithstanding Section 5.2(b), at any time prior to obtaining the Company Stockholder Approval, the Company Board may, if it determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties to the Company Stockholders under applicable Law, taking into account all adjustments to the terms of this Agreement that may be offered by the Parent pursuant to this Section 5.2, (x) make an Adverse Recommendation Change in response to either (1) a Superior Proposal or (2) an Intervening Event or (y) terminate this Agreement pursuant to Section 7.1(e) in response to a Superior Proposal; provided, however, that the Company Board may not make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(e) in response to a Superior Proposal unless:

(i) the Company notifies Parent in writing at least four Business Days before taking that action of its intention to do so, and specifies the reasons therefor, including the terms and conditions of, and the identity of the Person making, such Superior Proposal, and contemporaneously furnishes a copy (if any) of the proposed Alternative Acquisition Agreement and any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material amendment to any material term of such Superior Proposal shall require a new written notice by the Company and a new notice period, provided such notice period shall be shortened to two Business Days);

(ii) during the four Business Day period prior to its effecting an Adverse Recommendation Change or terminating this Agreement pursuant to Section 7.1(e), the Company negotiates, and causes its financial and legal advisors to, negotiate with Parent in good faith (to the extent Parent seeks to negotiate) regarding any revisions to the terms of the Transactions proposed by Parent; and

(iii) if Parent makes a proposal during such four Business Day period to adjust the terms and conditions of this Agreement, the Company Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by Parent, continues to determine in good faith (after consultation with outside counsel and its financial advisor) that such Superior Proposal continues to be a Superior Proposal and that the failure to make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(e), as applicable, would be inconsistent with its fiduciary duties to the Company Stockholders under applicable Law;

provided further, that the Company Board may not make an Adverse Recommendation Change in response to an Intervening Event unless:

(1) the Company notifies Parent in writing at least four Business Days before making an Adverse Recommendation Change with respect to such Intervening Event of its intention to do so and specifies the reasons therefor and describing such Intervening Event in reasonable detail;

(2) during the four Business Day period prior to its effecting an Adverse Recommendation Change, the Company negotiates, and causes its financial and legal advisors to, negotiate with Parent in good faith (to the extent Parent seeks to negotiate) regarding any revisions to the terms of the Transactions proposed by Parent; and

(3) if Parent makes a proposal during such four Business Day period to adjust the terms and conditions of this Agreement, the Company Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by Parent, continues to determine in good faith (after consultation with outside counsel) that the failure to make such Adverse Recommendation Change would be inconsistent with its fiduciary obligations to the Company Stockholders under applicable Law.

Notwithstanding anything to the contrary contained herein, neither the Company nor any of its Subsidiaries shall enter into any Alternative Acquisition Agreement unless this Agreement has been terminated in accordance with its terms (including the payment of the Company Termination Fee, if and as applicable, pursuant to Section 7.3(b)).

(e) In addition to their respective obligations set forth in Section 5.2(a) and Section 5.2(b), each of Parent and the Company shall promptly (and in any event within the longer of one Business Day and 48 hours of receipt) advise the other Party in writing in the event such Party or any of its Subsidiaries or Representatives receives (i) any indication by any Person that it is considering making an Acquisition Proposal, (ii) any inquiry or request for information, discussion or negotiation that would reasonably be expected to lead to or that contemplates an Acquisition Proposal, or (iii) any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, in each case together with a description of the material terms and conditions of any such indication, inquiry, request, proposal or offer, the identity of the Person making any such indication, inquiry, request, proposal or offer, and a copy of any written proposal, offer or draft agreement provided by such Person. Each of Parent and the Company shall keep the other Party reasonably informed on a timely basis of the status and details (including, within the longer of one Business Day and 48 hours after the occurrence of any material amendment, modification or development, discussion or negotiation) of any such Acquisition Proposal, request, inquiry, proposal or offer, including furnishing copies of any material written correspondence or other materials provided to the Company or Parent, as applicable, and copies of all draft documentation provided to the Company or Parent, as applicable. Without limiting any of the foregoing, each of Parent and the Company shall promptly (and in any event within the longer of one Business Day and 48 hours) notify the other

Party if such Party determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 5.2(a) and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice. Each of Parent and the Company shall provide the other Party with at least 24 hours’ prior notice (or such shorter notice as may be provided to such Party’s Board of Directors) of a meeting of the Parent Board or the Company Board, respectively, at which such Board of Directors is reasonably expected to consider an Acquisition Proposal.

(f) Each of Parent and the Company agrees that any violation of the restrictions set forth in this Section 5.2 by any Representative of such Party that is a member of such Party’s Board of Directors or is an executive officer of such Party, whether or not such Person is purporting to act on behalf of such Party or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Section 5.2 by such Party.

(g) Each of Parent and the Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that would restrict such Party’s ability to comply with any of the terms of this Section 5.2, and each of Parent and the Company represents that neither it nor any of its Subsidiaries is a party to any such agreement.

(h) Neither Parent nor the Company shall take any action to exempt any Person (other than the other Party and its Affiliates) from the restrictions on “business combinations” contained in Section 203 of the DGCL (or any similar provision of any other Takeover Law) or otherwise cause such restrictions not to apply, or agree to do any of the foregoing.

(i) Nothing contained in Section 5.2(a) shall prohibit Parent or the Company from taking and disclosing a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; provided, however, that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be an Adverse Recommendation Change (including for purposes of Section 7.1(c) and Section 7.1(d), as applicable) unless the Board of Directors of such Party expressly reaffirms the Parent Recommendation or the Company Recommendation, as applicable, in such disclosure and expressly rejects any applicable Acquisition Proposal.

(j) For purposes of this Agreement:

(i) “Acquisition Proposal” means, with respect to Parent or the Company, any proposal or offer with respect to any direct or indirect acquisition or purchase or license, in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture, licensing or similar transaction, or otherwise, of (A) 20% or more of the consolidated assets of such Party (based on the fair market value thereof), (B) the assets of such Party and its Subsidiaries accounting for 20% or more of consolidated EBITDA of such Party during the prior 12 months or (C) 20% or more of the capital stock or voting power of such Party or any of its Subsidiaries, in each case other than the Transactions;

(ii) “Superior Proposal” means, with respect to Parent or the Company, any bona fide written Acquisition Proposal that is not solicited after the date of this Agreement in violation of Section 5.2(a) that the Parent Board or the Company Board (as applicable) determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal, including the terms of any financing or financing contingencies and the likely timing of closing, and the Person making the proposal, (A) is more favorable to the stockholders of such Party from a financial point of view than the Transactions (including any adjustment to the terms and conditions proposed by the other Party in response to such proposal) and (B) would reasonably be expected to be completed on the terms proposed; provided, that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “20% or more” shall be deemed to be references to “50% or more”; and

(iii) “Intervening Event” means, with respect to Parent or the Company, a material event or circumstance that was not known or reasonably foreseeable to the Parent Board or the Company Board (as applicable) prior to the execution of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable), which event or circumstance, or any material consequence thereof, becomes known to such Board of Directors prior to the receipt of the Parent Stockholder Approval or the Company Stockholder Approval (as applicable) that does not relate to (A) an Acquisition Proposal (with respect to Parent or the Company, as applicable) or (B) any changes in the price of Parent Common Stock or Company Class A Common Stock (it being understood that the underlying facts giving rise or contributing to such change in price may be taken into account in determining whether there has been an Intervening Event, to the extent otherwise permitted by this definition).

Section 5.3 Preparation of Form S-4 and Joint Proxy Statement; Stockholders’ Meetings.

(a) As promptly as practicable after the date of this Agreement, Parent and the Company shall use their respective reasonable best efforts to (i) prepare and cause to be filed with the SEC a mutually acceptable proxy statement (as amended or supplemented from time to time, the “Joint Proxy Statement”) to be sent to (A) the Company Stockholders relating to the special meeting of Company Stockholders (including any postponement or adjournment thereof, the “Company Stockholders Meeting”) to be held to consider the adoption of this Agreement and (B) the Parent Stockholders relating to the special meeting of Parent Stockholders (including any postponement or adjournment thereof, the “Parent Stockholders Meeting”) to be held to consider the approval of the Stock Issuance; and (ii) in consultation with one another, set a preliminary record date for each of the Company Stockholders Meeting and the Parent Stockholders Meeting and commence broker searches pursuant to Section 14a-13 of the Exchange Act in connection therewith. As promptly as practicable following the date of this Agreement, Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, the “Form S-4”), in which the Joint Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Mergers. The Company and

Parent shall each use their respective reasonable best efforts to provide all information related to themselves, their respective Subsidiaries and equityholders as may be required or reasonably requested by the other Party or as requested by the staff of the SEC to be included in the Form S-4 and Joint Proxy Statement, to cause the Form S-4 and Joint Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff.

(b) Each of Parent and the Company shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form S-4 effective as long as is necessary to consummate the Transactions. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities or “blue sky” Laws in connection with the Stock Issuance and the Company shall furnish all information concerning the Company, its Subsidiaries and the holders of Company Class A Common Stock, Company Class B Common Stock and Opco LLC Units as may be reasonably requested in connection with any such action. Each of Parent and the Company shall use reasonable best efforts to cause the Joint Proxy Statement to be mailed to its stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. No filing of, or amendment or supplement to, the Form S-4 or the Joint Proxy Statement, or any response to comments from or other communication to the SEC with respect to the Form S-4 or the Joint Proxy Statement, will be made by Parent or the Company, as applicable, without providing the other Party a reasonable opportunity to review and comment thereon and without the others’ prior approval (which shall not be unreasonably withheld). Each of Parent and the Company will advise the other Party promptly after it receives oral or written notice thereof, of the time when the Form S-4 has become effective or any amendment or supplement thereto has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction or any oral or written request by the SEC for amendment of the Joint Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the others with copies of any written communication from the SEC or any state securities commission and a reasonable opportunity to participate in the responses thereto. If, at any time prior to the Effective Time, any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent that should be set forth in an amendment or supplement to the Form S-4 or the Joint Proxy Statement, so that any of such documents would not contain any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall promptly be filed with the SEC and, to the extent required under applicable Law, disseminated to Parent Stockholders and/or Company Stockholders; provided that the delivery of such notice and the filing of any such amendment or supplement shall not affect or be deemed to modify any representation or warranty made by any Party hereunder or otherwise affect the remedies available hereunder to any Party.

(c) As promptly as practicable after the Form S-4 is declared effective under the Securities Act, the Company shall duly call, give notice of, convene and hold the Company Stockholders Meeting, for the purpose of obtaining the Company Stockholder Approval and, if applicable, the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith. Such Company Stockholders Meeting shall in any event be no later than 45 calendar days after the date on which the SEC declares the Form S-4 effective. The Company may postpone or adjourn the Company Stockholders Meeting solely (i) with the prior written consent of Parent; (ii) (A) due to the absence of a quorum or (B) if the Company has not received proxies representing a sufficient number of shares of Company Class A Common Stock and Company Class B Common Stock for the Company Stockholder Approval, whether or not a quorum is present, to solicit additional proxies; or (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure that the Company Board has determined in good faith after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company Stockholders prior to the Company Stockholders Meeting; provided, that the Company may not postpone or adjourn the Company Stockholders Meeting more than a total of two times pursuant to clause (ii)(A) and/or clause (ii)(B) of this Section 5.3(c). Notwithstanding the foregoing, the Company shall, at the request of Parent, to the extent permitted by Law, adjourn the Company Stockholders Meeting to a date specified by Parent for the absence of a quorum or if the Company has not received proxies representing a sufficient number of shares of Company Class A Common Stock and Company Class B Common Stock for the Company Stockholder Approval; provided, that the Company shall not be required to adjourn the Company Stockholders Meeting more than one time pursuant to this sentence, and no such adjournment pursuant to this sentence shall be required to be for a period exceeding 10 Business Days. Except in the case of an Adverse Recommendation Change by the Company specifically permitted by Section 5.2(d) and subject to the Company’s ability to terminate this Agreement pursuant to Section 7.1(e), the Company, through the Company Board, shall (i) recommend to its stockholders that they adopt this Agreement and (ii) include such recommendation in the Joint Proxy Statement. Without limiting the generality of the foregoing, the Company agrees that (x) except in the event of an Adverse Recommendation Change specifically permitted by Section 5.2(d), the Company shall use its reasonable best efforts to solicit proxies to obtain the Company Stockholder Approval and (y) its obligations pursuant to this Section 5.3(c) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Acquisition Proposal or the occurrence of any Adverse Recommendation Change.

(d) As promptly as practicable after the Form S-4 is declared effective under the Securities Act, Parent shall duly call, give notice of, convene and hold the Parent Stockholders Meeting, for the purpose of obtaining the Parent Stockholder Approval and, if applicable, the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith. Such Parent Stockholders Meeting shall in any event be no later than 45 calendar days after the date on which the SEC declares the Form S-4 effective. Parent may postpone or adjourn the Parent Stockholders Meeting solely (i) with the prior written consent of the Company; (ii) (A) due to the absence of a quorum or (B) if Parent has not received proxies representing a sufficient number of shares of Parent Common Stock for the Parent Stockholder Approval, whether or not a quorum is present, to solicit additional proxies; or (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure that the Parent Board has determined in good faith after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Parent Stockholders prior to the Parent Stockholders Meeting; provided, that Parent may not postpone or adjourn the Parent Stockholders Meeting more than a total of two times pursuant to clause (ii)(A) and/or clause (ii)(B) of this Section 5.3(d). Notwithstanding the foregoing, Parent shall, at the request of the Company, to the extent permitted by Law, adjourn the Parent Stockholders Meeting to a date specified by the Company for the absence of a quorum or if Parent has not received proxies representing a sufficient number of shares of Parent Common Stock for the Parent Stockholder Approval; provided, that Parent shall not be required to adjourn the Parent Stockholders Meeting more than one time pursuant to this sentence, and no such adjournment pursuant to this sentence shall be required to be for a period exceeding 10 Business Days. Except in the case of an Adverse Recommendation Change by Parent specifically permitted by Section 5.2(c), Parent, through the Parent Board, shall (i) recommend to its stockholders that they approve the Stock Issuance and (ii) include such recommendation in the Joint Proxy Statement. Without limiting the generality of the foregoing, Parent agrees that (x) except in the event of an Adverse Recommendation Change specifically permitted by Section 5.2(c), Parent shall use its reasonable best efforts to solicit proxies to obtain the Parent Stockholder Approval and (y) its obligations pursuant to this Section 5.3(d) shall not be affected by the commencement, public proposal, public disclosure or communication to Parent or any other Person of any Acquisition Proposal or the occurrence of any Adverse Recommendation Change.

(e) Each of Parent and the Company shall cooperate and use their reasonable best efforts to set the record dates for and hold the Parent Stockholders Meeting and the Company Stockholders Meeting, as applicable, on the same day and at approximately the same time.

Section 5.4 Access to Information; Confidentiality.

(a) Each of Parent and the Company shall, and shall cause its Subsidiaries to, afford to the other Party and its Representatives reasonable access during normal business hours and upon reasonable prior notice, during the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, to all their respective properties, assets, books, contracts, commitments, key personnel and records and, during such period, each such Party shall, and shall cause each of its Subsidiaries to, furnish promptly to the other Party a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities Laws and all other information concerning its business, properties and personnel as the other Party may reasonably request (including Tax Returns filed and those in preparation and the work papers of its auditors); provided, however, that the foregoing shall not require the any Party to disclose any information to the extent such disclosure would, in the good faith determination of the disclosing Party, contravene applicable Law, jeopardize any attorney-client or other legal privilege or breach any existing Contract. All such information shall be held confidential in accordance with the terms of the applicable Confidentiality Agreement. No investigation pursuant to this Section 5.4 or information provided, made available or delivered to any Party pursuant to this Agreement shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the Parties. Notwithstanding the foregoing, no Party shall be permitted to perform any invasive testing, monitoring, or other investigations such as for sampling or analysis of any environmental media or operation of any equipment, without the prior written consent of whichever Party owns the media or equipment to be tested.

Section 5.5 Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things that are necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including using its reasonable best efforts to accomplish the following: (i) obtain all required consents, approvals or waivers from, or participation in other discussions or negotiations with, third parties, including as required under any Parent Material Contract or Company Material Contract (as applicable); (ii) obtain all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities, make all necessary registrations, declarations and filings and make all reasonable best efforts to obtain all approvals or waivers from, or to avoid any Action by, any Governmental Entity, including filings under the HSR Act with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice; and (iii) execute and deliver any additional instruments necessary to consummate the Transactions and fully to carry out the purposes of this Agreement; provided, however, that neither the Company nor any of its Subsidiaries shall commit to the payment of any fee, penalty or other consideration or make any other concession, waiver or amendment under any Contract in connection with obtaining any consent without the prior written consent of Parent. Each of Parent and the Company shall furnish to the other Party such information as such other Party may reasonably request in connection with the foregoing. Subject to applicable Law relating to the exchange of information, each of Parent and the Company shall have the right to review in advance, and to the extent practicable each shall consult with the other in connection with, all of the information relating to Parent or the Company, respectively, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Transactions. In exercising the foregoing rights, each of Parent and the Company shall act reasonably and as promptly as practicable. Subject to applicable Law and the instructions of any Governmental Entity, Parent and the Company shall keep one another reasonably apprised of the status of matters relating to the completion of the Transactions, including promptly furnishing the other with copies of notices or other written communications received by Parent and the Company, as the case may be, or any of their respective Subsidiaries, from any Governmental Entity and/or third party with respect to the Transactions, and, to the extent practicable under the circumstances, shall provide the other Party and its counsel with the opportunity to participate in any meeting with any Governmental Entity in respect of any filing, investigation or other inquiry in connection with the Transactions.

(b) Notwithstanding anything herein to the contrary, Parent shall take any and all action necessary, including (i) agreeing or proffering to divest or hold separate (in a trust or otherwise), or take any other action with respect to, any of the assets or businesses of Parent or the Company or any of their respective Affiliates or, assuming the consummation of the Mergers, the Surviving Company or any of its Affiliates, (ii) agreeing or proffering to limit in any manner whatsoever or not to exercise any rights of ownership of any securities (including the shares of

Company Class A Common Stock, Company Class B Common Stock or the Opco LLC Units), (iii) agreeing to terminate any existing relationships, contractual rights or obligations of Parent, the Company, the Surviving Company or any of their respective Affiliates or (iv) entering into any agreement that in any way limits the ownership or operation of any business, properties or assets of Parent, the Company, the Surviving Company or any of their respective Affiliates (provided, however, that any such action may, at the discretion of Parent, be conditioned upon consummation of the Mergers) (each a “Divestiture Action”) to ensure that no Governmental Entity enters any order, decision, judgment, decree, ruling, injunction (preliminary or permanent), or establishes any Law or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Mergers, or to ensure that no Governmental Entity with the authority to clear, authorize or otherwise approve the consummation of the Mergers, fails to do so by the Outside Date; provided, further, however, that, notwithstanding any other provision of this Agreement to the contrary, none of Parent or any of its Subsidiaries shall be required to take or agree to take any Divestiture Action in each case to the extent such Divestiture Action would reasonably be expected to have a Regulatory Material Adverse Effect. For purposes of this Agreement, the terms “Regulatory Material Adverse Effect” means a material adverse effect on the financial condition, business, revenue or EBITDA of Parent and its Subsidiaries, taken as a whole from and after the Effective Time.

Section 5.6 Takeover Laws. Each of Parent, the Parent Board, the Company and the Company Board shall (a) take no action to cause any Takeover Law to become applicable to this Agreement or the Transactions and (b) if any Takeover Law is or becomes applicable to this Agreement or the Transactions, take all reasonable action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law with respect to this Agreement and the Transactions.

Section 5.7 Notification of Certain Matters. Each of Parent and the Company shall promptly notify the other Party of (a) any notice or other communication received by such Party from any Governmental Entity in connection with Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, (b) any other material notice or material communication from any Governmental Entity in connection with the Transactions, (c) any Action commenced or, to such Party’s knowledge, threatened against, that questions the validity or legality of the Transactions or seeks damages in connection therewith or (d) (i) any change, condition or event that results in any of the conditions in Sections 7.2(a) or 7.3(a) not being met or (ii) the failure of such Party to comply with or satisfy in any material respect any covenant, condition or agreement (including any condition set forth in Article VI) to be complied with or satisfied hereunder; provided, however, that no such notification shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the Parties.

Section 5.8 Indemnification, Exculpation and Insurance.

(a) Each Parent Party acknowledges and agrees that nothing in this Section 5.8 is intended to limit any other rights that any current or former director or officer of the Company or any of its Subsidiaries (collectively, the “Indemnified Persons”) may have pursuant to any employment agreement or indemnification agreement in effect on the date hereof or otherwise. Each Parent Party further agrees, and shall cause the Surviving Company to take all action reasonably necessary to ensure, that all rights to indemnification, exculpation and expense advancement and reimbursement existing in favor of the Indemnified Persons of the Company as provided in any indemnification agreements with such Indemnified Persons and in the Company Organizational Documents as in effect on the date of this Agreement for acts or omissions occurring prior to the Effective Time shall be assumed and performed by the Surviving Company (and Parent shall fully guarantee the performance and payment thereof by the Surviving Company) and shall continue in full force and effect until the expiration of the applicable statute of limitations with respect to any claims against such Indemnified Persons arising out of such acts or omissions, except as otherwise required by applicable Law. For the avoidance of doubt, Parent shall amend any applicable organizational documents of the Surviving Company as necessary in order to ensure that such indemnification and exculpation rights are assumed and performed by the Surviving Company.

(b) Parent and the Surviving Company will cause to be put in place, and Parent shall fully prepay prior to the Effective Time, “tail” insurance policies with a claims reporting or discovery period of at least six years from the Effective Time (the “Tail Period”) from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance (“D&O Insurance”) in an amount and scope at least as favorable as the Company’s existing policies with respect to matters, acts or omissions existing or occurring at, prior to, or after the Effective Time; provided, however, that in no event shall the aggregate cost of the D&O Insurance exceed during the Tail Period 300% of the current aggregate annual premium paid by the Company for such purpose (which current aggregate annual premium is hereby represented and warranted by the Company to be as set forth in Section 5.8(b) of the Company Disclosure Letter); and provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) In the event that Parent or the Surviving Company, or any of their respective successors or assigns, shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all its properties and assets to any Person, then, and in each such case, Parent shall cause proper provision to be made so that the successor and assign of Parent or the Surviving Company (as applicable) assumes the obligations set forth in this Section 5.8.

(d) The provisions of this Section 5.8 shall survive consummation of the Mergers and are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her legal representatives.

Section 5.9 Certain NYSE and SEC Matters.

(a) Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in such Mergers, and such other shares of Parent Common Stock to be reserved for issuance in connection with such Mergers, in each case, as provided for in Article II, to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

(b) Prior to the Closing, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and the rules and policies of the NYSE to enable the delisting by the Surviving Company of the Company Class A Common Stock from the NYSE and the deregistration of the Company Class A Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

Section 5.10 Stockholder Litigation. Each of the Company and Parent shall give the other Party the opportunity to participate in the defense and settlement of any stockholder litigation against such Party and/or its officers or directors relating to the Transactions and shall consider in good faith the other Party’s advice with respect to such stockholder litigation. Prior to the Closing, neither Parent nor the Company will enter into any settlement agreement in respect of any stockholder litigation against such Party and/or its directors or officers relating to the Transactions without the other Party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 5.11 Certain Tax Matters.

(a) Each of the Parent and the Company shall, and shall cause its Subsidiaries to, use its reasonable best efforts to cause the Integrated Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Neither Parent nor the Company shall (nor shall they permit their respective Subsidiaries to) take any action (whether or not otherwise permitted under this Agreement), or cause any action to be taken, which action would prevent or impede, or that could reasonably be expected to prevent or impede, the Integrated Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Each of Parent and the Company will notify the other Party promptly after becoming aware of any reason to believe that the Integrated Mergers, taken together, may not qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

(b) This Agreement is intended to constitute, and the Parties hereto adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). The relevant Parties shall treat the Integrated Mergers, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant income Tax purposes, shall file all their Tax Returns consistent with such tax treatment and, except to the extent otherwise required by a final “determination” within the meaning of Section 1313(a) of the Code, take no Tax position inconsistent with such Tax treatment.

(c) Each of Parent and the Company shall reasonably cooperate and use its reasonable best efforts, in order for the Company to obtain the opinion of counsel referred to in Section 6.3(d). In connection therewith, (i) the Company shall deliver to such counsel a duly authorized and executed officer’s certificate, dated as of the Closing Date (and, if requested, dated as of such additional dates as may be necessary in connection with the preparation, filing and delivery of the Form S-4 or the Joint Proxy Statement), containing such representations as shall be reasonably necessary or appropriate to enable such counsel to render the opinion described in Section 6.3(d) (the “Company Officer’s Tax Certificate”), and (ii) Parent shall deliver to such counsel a duly authorized and executed officer’s certificate, dated as of the

Closing Date (and, if requested, dated as of such additional dates as may be necessary in connection with the preparation, filing and delivery of the Form S-4 or the Joint Proxy Statement), containing such representations as shall be reasonably necessary or appropriate to enable such counsel to render the opinion described in Section 6.3(d) (the “Parent Officer’s Tax Certificate”), and Parent and the Company shall provide such other information as reasonably requested by counsel for purposes of rendering the opinion described in Section 6.3(d) (or any opinions to be filed in connection with the Form S-4 or the Joint Proxy Statement).

(d) Parent, the Company and Opco LLC acknowledge and agree that, for U.S. federal income tax purposes (and for the purposes of any applicable state or local Tax that follows the U.S. federal income tax treatment), the Opco Merger is intended to be treated with respect to the holders (other than the Company) of Opco LLC Units as a taxable sale by each such holder of the Opco LLC Units held by such holder in exchange for the Opco Merger Consideration, and Parent, the Company and Opco shall file their respective Tax Returns consistent with the intended tax treatment described above and, except to the extent otherwise required by a final “determination” within the meaning of Section 1313(a) of the Code, take no Tax position inconsistent with such Tax treatment.

Section 5.12 Dividends. After the date of this Agreement, subject to the restrictions set forth in Section 5.1, each of the Company and Parent shall coordinate with the others the declaration of any dividends in respect of Company Class A Common Stock, Opco LLC Units and Parent Common Stock and the record dates and payment dates relating thereto, it being the intention of the Parties that holders of Company Class A Common Stock and Opco LLC Units shall not receive two dividends, or fail to receive one dividend, for any quarter with respect to their shares of Company Class A Common Stock or Opco LLC Units (as applicable), on the one hand, and any shares of Parent Common Stock any such holder receives in exchange therefor in the Mergers, on the other.

Section 5.13 Public Announcements. Each of the Parties shall, and each will cause its Representatives to, consult with the other Parties before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement and the Transactions and shall not issue any such press release or make any public announcement without the prior written approval of the other Parties (which approval may not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law, court process or obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system; provided that, notwithstanding the foregoing, a Party may, without the prior approval of the other Parties or providing the other Parties the opportunity for such consultation and review, issue a press release or make a public statement that is consistent with prior press releases or public statements made in compliance with this Section 5.13 or any communication plan or strategy previously agreed to by Parent and the Company. The initial press release of the Parties announcing the execution of this Agreement shall be a joint press release of Parent and the Company in a form that is mutually agreed. For the avoidance of doubt, nothing in this Section 5.13 shall (i) prevent Parent or the Company from issuing any press release or making any public statement in the ordinary course that does not relate specifically to this Agreement or the Transactions, (ii) be deemed to restrict the ability of any Party to communicate to its employees or Representatives in a manner that would not be reasonably be expected to require public disclosure by the disclosing Party, or (iii)

be deemed to require any Party to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with the receipt and existence of a Superior Proposal or proposal would reasonably be expected to lead to a Superior Proposal, and matters related thereto or an Adverse Recommendation Change with respect to the Company Recommendation or Parent Recommendation, as applicable, other than as set forth in Section 5.2.

Section 5.14 Section 16 Matters. Prior to the Effective Time, each of Parent and the Company shall take all such steps as may be necessary or appropriate to cause the Transactions, including any dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.15 Employee and Employment Benefit Matters.

(a) For a period of at least one year following the Effective Time, Parent shall cause the Surviving Company to provide each individual who is employed by the Company or any of its Subsidiaries immediately prior to the Effective Time and who continues employment with the Surviving Company or any of its Subsidiaries as of the Closing Date (each, a “Company Employee”) with (i) a base salary or wage rate that is no less favorable than the base salary or wage rate in effect for such Company Employee immediately prior to the Effective Time, and (ii) health, paid time off and retirement benefits and annual cash incentive opportunities that are no less favorable, in the aggregate, than the health, paid time off and retirement benefits and annual cash incentive opportunities provided to similarly situated employees of Parent. From and after the Effective Time, Parent shall cause the Surviving Company, to continue and honor its obligations under all employment, severance, change in control and other agreements, if any, between the Company (or a Subsidiary thereof) and each individual who is employed by the Company or any of its Subsidiaries immediately prior to the Effective Time.

(b) For purposes of eligibility to participate, vesting and calculation of vacation or severance benefit entitlements (but not for purposes of defined benefit pension accrual or post-employment retiree welfare benefits) with respect to the benefit plans, programs, arrangements, policies and practices maintained by Parent or any of its Subsidiaries providing benefits to any Company Employee after the Closing Date, each Company Employee’s years of service with the Company or any of its Subsidiaries (or any predecessor employer of an employee of the Company or any of its Subsidiaries, to the extent service with such predecessor employer is recognized by the Company or the applicable Subsidiary as of the date of this Agreement) prior to the Effective Time shall be treated as service with Parent or its Subsidiaries; provided, however, that such service need not be recognized to the extent (A) that such recognition would result in any duplication of benefits for the same period of service or (B) that such service is not recognized by the Company or any of its Subsidiaries, as applicable, under any applicable Company Plan in which the Company Employee was eligible to participate prior to the Effective Time.

(c) For purposes of each benefit plan of Parent or its Subsidiaries in which any Company Employee is eligible to participate after the Effective Time, Parent shall use commercially reasonable efforts to (i) cause all pre-existing condition exclusions, waiting periods, evidence of insurability and actively-at-work requirements to be waived for each Company Employee and their covered dependents, to the extent such conditions were inapplicable or waived under the comparable Company Plan in which such Company Employee participated immediately prior to the Closing Date and (ii) give full credit for all co-payments, coinsurance, maximum out-of-pocket requirements and deductibles to the extent satisfied in the plan year in which the Effective Time occurs as if there had been a single continuous employer.

(d) Effective as of the day prior to the Effective Time but contingent upon the Closing, the Company shall cause to be approved board resolutions terminating the Parsley Energy, Inc. 401(k) Plan (the “Company 401(k) Plan”) unless Parent provides written notice to the Company that the Company 401(k) Plan shall not be terminated. Unless Parent provides such written notice to the Company, the Company shall provide Parent copies of such board resolutions. Effective as soon as administratively practicable following the Closing, each Company Employee shall be eligible to participate in a tax-qualified defined contribution plan established or designated by Parent (the “Parent 401(k) Plan”), subject to the terms and conditions of the Parent 401(k) Plan. As soon as practicable after the Closing and to the extent not prohibited under applicable Law, Parent shall take all action necessary to provide that each Company Employee may elect to rollover his or her full account balance in the Company 401(k) Plan in cash to the Parent 401(k) Plan.

(e) This Section 5.15 shall be binding upon and shall inure solely to the benefit of each of the Parties, and nothing in this Section 5.15, express or implied, (i) is intended to confer upon any other Person (including any current or former directors, officers, consultants or employees of the Company or any of its Subsidiaries or, on or after the Effective Time, the Surviving Company or any of its Subsidiaries) any rights or remedies of any nature whatsoever, (ii) is intended to be, shall constitute or be construed as an amendment to or modification of any employee benefit plan, program, policy, agreement or arrangement of Parent, the Company, the Surviving Company or any respective Subsidiary thereof or (iii) obligates Parent or any of its Subsidiaries to retain the employment of any particular employee of the Company or any of its Subsidiaries following the Effective Time.

Section 5.16 Delivery of Written Consents. Promptly following the execution of this Agreement, Parent will, in accordance with applicable Law and the Parent Organizational Documents, in its capacity as the sole stockholder of Merger Sub Inc., deliver to the Company a duly executed written consent adopting this Agreement and the Transactions on behalf of Merger Sub Inc. Concurrently with the execution of this Agreement, (a) Parent has, in accordance with applicable Law and the Parent Organizational Documents, in its capacity as the sole member of Merger Sub LLC, delivered to the Company a duly executed written consent adopting this Agreement and the Transactions on behalf of Merger Sub LLC; (b) Parent has, in accordance with applicable Law and the Parent Organizational Documents, in its capacity as the sole member of Opco Merger Sub LLC, delivered to the Company a duly executed written consent adopting this Agreement and the Transactions on behalf of Opco Merger Sub LLC; and (c) the Company has, in accordance with applicable Law and the Opco LLC Agreement, in its capacity as the holder of more than a majority of the issued and outstanding Opco LLC Units, delivered to Parent a duly executed written consent adopting this Agreement on behalf of Opco LLC.

Section 5.17 Obligations of Parent Parties and Company Parties. Parent shall take all action necessary to cause Merger Sub Inc., the Surviving Corporation, Merger Sub LLC, the Surviving Company, Opco Merger Sub LLC and the Opco Surviving Company to perform their respective obligations under this Agreement. The Company shall take all action necessary to cause Opco LLC to perform its obligations under this Agreement.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to the Parties’ Obligation to Effect the Mergers. The obligation of each Party to effect the Mergers is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approvals. The Parent Stockholder Approval and the Company Stockholder Approval shall each have been obtained in accordance with applicable Law and the Company Organizational Documents and the Parent Organizational Documents, as applicable.

(b) HSR Act; Antitrust. Any applicable waiting period (and any extension thereof) under the HSR Act relating to the Mergers shall have expired or been terminated.

(c) No Injunctions or Legal Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree or other legal restraint or prohibition issued by any Governmental Entity having jurisdiction over any Party shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any such case, prohibits or makes illegal the consummation of the Mergers.

(d) NYSE Listing. The shares of Parent Common Stock to be issued in the Mergers, and such other shares of Parent Common Stock to be reserved for issuance in connection with such Mergers, in each case, as provided for in Article II shall have been approved for listing on the NYSE, subject to official notice of issuance.

(e) Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated.

Section 6.2 Conditions to the Obligations of the Parent Parties to Effect the Mergers. The obligation of the Parent Parties to effect the Mergers is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company Parties set forth in the first sentence of Section 3.1(a), Section 3.2(a), Section 3.2(c), Section 3.2(f), Section 3.4, and Section 3.9(b) shall be true and correct as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except, with respect to Section 3.2(a) and Section 3.2(c), for any de minimis inaccuracies) (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); (ii) each of the other representations and warranties of the Company Parties set forth in Section 3.2 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); and (iii) each of the remaining representations and warranties of the Company Parties set forth in this Agreement shall be true and correct, in each case as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality,” “in all material respects” or “Company Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company Parties. Each Company Party shall have performed, or complied with, in all material respects all covenants and obligations required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. Parent shall have received a certificate, substantially in the form attached hereto as Exhibit C, signed by an executive officer of the Company certifying as to the matters set forth in Section 6.2(a) and Section 6.2(b).

Section 6.3 Conditions to the Obligations of the Company Parties to Effect the Mergers. The obligation of the Company Parties to effect the Mergers is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Parent Parties set forth in the first sentence of Section 4.1(a), Section 4.2(a), Section 4.2(c), Section 4.2(e), Section 4.2(f), Section 4.4 and Section 4.9(b) shall be true and correct as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except, with respect to Section 4.2(a), Section 4.2(c), Section 4.2(e) and Section 4.2(f), for any de minimis inaccuracies) (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); (ii) each of the other representations and warranties of the Parent Parties set forth in Section 4.2 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); and (iii) each of the remaining representations and warranties of the Parent Parties set forth in this Agreement shall be true and correct, in each case as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality,” “in all material respects” or “Parent Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations of the Parent Parties. Each Parent Party shall have performed, or complied with, in all material respects all covenants and obligations required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. The Company shall have received a certificate, substantially in the form attached hereto as Exhibit D, signed by an executive officer of Parent certifying as to the matters set forth in Section 6.3(a) and Section 6.3(b).

(d) Tax Opinion. The Company shall have received an opinion from Vinson & Elkins L.L.P., counsel to the Company, or another nationally recognized law firm reasonably satisfactory to the Company, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Integrated Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 6.3(d), such counsel shall have received and may rely upon the Parent Officer’s Tax Certificate and the Company Officer’s Tax Certificate and such other information reasonably requested by and provided to it by Parent or the Company for purposes of rendering such opinion.

Section 6.4 Frustration of Closing Conditions. No Party may rely on, either as a basis for not consummating the Mergers or for terminating this Agreement, the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time, whether before or after the Parent Stockholder Approval or the Company Stockholder Approval has been obtained (with any termination by Parent or the Company also being an effective termination by the other Parent Parties or the other Company Parties, respectively):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Mergers shall not have been consummated on or before May 20, 2021 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any Party whose failure to fulfill in any material respect any of its obligations under this Agreement has been the proximate cause of, or proximately resulted in, the failure of the Mergers to be consummated by the Outside Date;

(ii) if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the Transactions, and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the Party seeking to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall have used its reasonable best efforts to contest, appeal and remove such judgment, order, injunction, rule, decree, ruling or other action in accordance with Section 5.5; or

(iii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken;

(iv) if the Parent Stockholder Approval shall not have been obtained at the Parent Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the approval of the Stock Issuance was taken; or

(v) if such other Party shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (other than with respect to a breach of Section 5.2, Section 5.3(c) (with respect to the Company) or Section 5.3(d) (with respect to Parent), as to which Section 7.1(c) (with respect to a breach or failure to perform by the Company) or Section 7.1(d) (with respect to a breach or failure to perform by Parent) will apply), or if any representation or warranty of such other Party shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the Effective Time (A) would result in the failure of any of the conditions set forth in Article VI and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) 30 days after the giving of written notice to such other Party of such breach or failure (any such breach, a “Terminable Breach”); provided that a Party shall not have the right to terminate this Agreement pursuant to this Section 7.1(b)(v) if such Party is then in Terminable Breach of any of its covenants or agreements set forth in this Agreement;

(c) by Parent, prior to, but not after, the time the Company Stockholder Approval is obtained, if (i) an Adverse Recommendation Change shall have occurred with respect to the Company, (ii) in the case of an Acquisition Proposal structured as a tender offer or exchange offer, the Company shall, within 10 Business Days of the tender or exchange offer having been commenced, fail to publicly recommend against such tender or exchange offer, (iii) upon a request to do so by Parent, the Company shall have failed to publicly reaffirm its recommendation of the Mergers within 10 Business Days after the date any Acquisition Proposal is first publicly announced, distributed or disseminated to Company Stockholders or (iv) the Company Board or a director or executive officer of the Company shall, or shall have caused the Company to, have breached or failed to perform any obligation set forth in Section 5.2 or Section 5.3(c) in any material respect;

(d) by the Company, prior to, but not after, the time the Parent Stockholder Approval is obtained, if (i) an Adverse Recommendation Change shall have occurred with respect to Parent, (ii) in the case of an Acquisition Proposal structured as a tender offer or exchange offer, Parent shall, within 10 Business Days of the tender or exchange offer having been commenced, fail to publicly recommend against such tender or exchange offer or (iii) upon a request to do so by the Company, Parent shall have failed to publicly reaffirm its recommendation of the Stock Issuance within 10 Business Days after the date any Acquisition Proposal is first publicly announced, distributed or disseminated to Parent Stockholders or (iv) the Parent Board or a director or executive officer of Parent shall, or shall have caused Parent to, have breached or failed to perform any obligation set forth in Section 5.2 or Section 5.3(d) in any material respect; and

(e) by the Company, prior to, but not after, the time the Company Stockholder Approval is obtained, in order to enter into a definitive agreement with respect to a Superior Proposal; provided, however, that the Company shall have contemporaneously with such termination tendered payment to Parent of the Company Termination Fee pursuant to Section 7.3.

The Party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall give notice of such termination to the other Party.

Section 7.2 Effect of Termination. In the event of termination of the Agreement, this Agreement shall immediately become void and have no effect, without any liability or obligation on the part of any Party (except as expressly provided for in Section 7.3), provided, that:

(a) the Confidentiality Agreement and the provisions of Sections 3.28 and 4.28 (Brokers), Section 5.13 (Public Announcements), this Section 7.2, Section 7.3 (Fees and Expenses), Section 8.2 (Notices), Section 8.5 (Entire Agreement), Section 8.6 (No Third Party Beneficiaries), Section 8.7 (Governing Law), Section 8.8 (Submission to Jurisdiction), Section 8.9 (Assignment; Successors), Section 8.10 (Specific Performance), Section 8.12 (Severability), Section 8.13 (No Other Parties to this Agreement), Section 8.14 (Waiver of Jury Trial) and Section 8.17 (No Presumption Against Drafting Party) shall survive the termination hereof; and

(b) no such termination shall relieve any Party from any liability or damages resulting from a Willful and Material Breach of any of its covenants or agreements set forth in this Agreement or Fraud, in which case any non-breaching Party shall be entitled to all rights and remedies available at law or in equity. For purposes of this Agreement, the term “Willful and Material Breach” means a deliberate act or failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement, regardless of whether breaching this Agreement was the conscious object of the act or failure to act.

Section 7.3 Fees and Expenses.

(a) Except as otherwise provided in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such fees or expenses, whether or not the Mergers are consummated.

(b) In the event that:

(i) (A) after the date of this Agreement, an Acquisition Proposal (whether or not conditional) (1) is made directly to the Company Stockholders or is otherwise publicly disclosed and not withdrawn at least seven Business Days prior to the Company Stockholders Meeting or (2) is otherwise communicated to senior management of the Company or the Company Board prior to the termination hereof, (B) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(i) or, but only in the case of sub-clause (1) of the foregoing clause (A), Section 7.1(b)(iii) or by Parent pursuant to Section 7.1(b)(v) with respect to a Terminable Breach by the Company, and (C) within 12 months after the date of such termination, the Company enters into an agreement in respect of any Acquisition Proposal or recommends or submits an Acquisition Proposal to its stockholders for adoption, or a transaction in respect of any Acquisition Proposal with respect to the Company is consummated, which, in each case, need not be the same Acquisition Proposal that was made, disclosed or communicated prior to termination hereof (provided, that for purposes of this clause (C), each reference to “20% or more” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “50% or more”);

(ii) this Agreement is terminated by Parent pursuant to Section 7.1(c); or

(iii) this Agreement is terminated by the Company pursuant to Section 7.1(e):

then, in either such event, the Company shall pay to Parent the Company Termination Fee, less the amount of Parent Expenses previously paid to Parent (if any) pursuant to Section 7.3(d), it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion; provided, that the payment by the Company of the Company Termination Fee pursuant to this Section 7.3(b) shall not relieve the Company from any liability or damage resulting from a Willful and Material Breach of any of its covenants or agreements set forth in this Agreement or Fraud.

(c) In the event that:

(i) (A) after the date of this Agreement, an Acquisition Proposal (whether or not conditional) (1) is made directly to the Parent Stockholders or is otherwise publicly disclosed and not withdrawn at least seven Business Days prior to the Parent Stockholders Meeting or (2) is otherwise communicated to senior management of Parent or the Parent Board prior to the termination hereof, (B) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(i) or, but only in the case of sub-clause (1) in the foregoing clause (A), Section 7.1(b)(iv) or by the Company pursuant to Section 7.1(b)(v) with respect to a Terminable Breach by Parent, and (C) within 12 months after the date of such termination, Parent enters into an agreement in respect of any Acquisition Proposal or recommends or submits an Acquisition Proposal to its stockholders for adoption, or a transaction in respect of any Acquisition Proposal with respect to Parent is consummated, which, in each case, need not be the same Acquisition Proposal that was made, disclosed or communicated prior to termination hereof (provided, that for purposes of this clause (C), each reference to “20% or more” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “50% or more”); or

(ii) this Agreement is terminated by the Company pursuant to Section 7.1(d);

then, in either such event, Parent shall pay to the Company the Parent Termination Fee, less the amount of Company Expenses previously paid to the Company (if any) pursuant to Section 7.3(d), it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion; provided, that the payment by Parent of the Parent Termination Fee pursuant to this Section 7.3(c) shall not relieve Parent from any liability or damage resulting from a Willful and Material Breach of any of its covenants or agreements set forth in this Agreement or Fraud.

(d) In the event that this Agreement is terminated by Parent or the Company:

(i) pursuant to Section 7.1(b)(iii) under circumstances in which the Company Termination Fee is not then payable pursuant to Section 7.3(b), then the Company shall pay Parent an amount in cash equal to $45,000,000 (the “Parent Expenses”) in respect of the costs and expenses of the Parent Parties in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the Transactions; provided, that the payment by the Company of the Parent Expenses pursuant to this Section 7.3(d)(i) shall not relieve the Company (x) of any subsequent obligation to pay the Company Termination Fee pursuant to Section 7.3(b) except to the extent indicated in such Section or (y) from any liability or damage resulting from a Willful and Material Breach of any of its covenants or agreements set forth in this Agreement or Fraud; or

(ii) pursuant to Section 7.1(b)(iv) under circumstances in which the Parent Termination Fee is not then payable pursuant to Section 7.3(c), then Parent shall pay the Company an amount in cash equal to $90,000,000 (the “Company Expenses”) in respect of the costs and expenses of the Company Parties in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the Transactions,; provided, that the payment by Parent of the Company Expenses pursuant to this Section 7.3(d)(ii) shall not relieve Parent (x) of any subsequent obligation to pay the Parent Termination Fee pursuant to Section 7.3(c) except to the extent indicated in such Section or (y) from any liability or damage resulting from a Willful and Material Breach of any of its covenants or agreements set forth in this Agreement or Fraud.

(e) Payment of the Company Termination Fee or the Parent Termination Fee shall be made by wire transfer of same-day funds to the accounts designated by the Parties that are the recipients thereof (i) concurrently with the termination of this Agreement in the case of a Company Termination Fee payable pursuant to Section 7.3(b)(iii), (ii) on the earliest of the execution of a definitive agreement with respect to, submission to the stockholders of, or the consummation of, any transaction contemplated by an Acquisition Proposal, as applicable, in the case of a Company Termination Fee payable pursuant to Section 7.3(b)(i) or a Parent Termination Fee payable pursuant to Section 7.3(c)(i), or (iii) as promptly as reasonably practicable after termination (and, in any event, within two Business Days thereof), in the case of a Company Termination Fee payable pursuant to Section 7.3(b)(ii) or a Parent Termination Fee payable pursuant to Section 7.3(c)(ii). Payment of (A) the Parent Expenses shall be made by wire transfer of same-day funds to the accounts designated by Parent within two Business Days after the Company is notified of the amounts thereof by Parent; and (B) the Company Expenses shall be made by wire transfer of same-day funds to the accounts designated by the Company within two Business Days after Parent is notified of the amounts thereof by the Company.

(f) Each Party acknowledges that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that, without these agreements, the other Parties would not enter into this Agreement. Accordingly, if the applicable Party fails to promptly pay any amounts due pursuant to this Section 7.3, and, in order to obtain such payment, one or more other Parties commences a suit that results in a judgment against such Party for the amounts set forth in this Section 7.3, such Party shall pay to the other Parties their respective costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 7.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

Section 7.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the Parties by action taken or authorized by their respective Boards of Directors or Boards of Managers, as applicable, at any time prior to the Effective Time, whether before or after the Parent Stockholder Approval or the Company Stockholder Approval has been obtained; provided, however, that after the Parent Stockholder Approval or the Company Stockholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the Parent Stockholders or the Company Stockholders, respectively, without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the Parties in interest at the time of the amendment.

Section 7.5 Extension of Time; Waiver. At any time prior to the Effective Time, either Parent or the Company may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other Party contained herein, in each case inclusive of the other Parent Parties in the event of an extension or waiver with respect to Parent and the other Company Parties in the event of an extension or waiver with respect to the Company; provided, however, that after the Parent Stockholder Approval or the Company Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the Parent Stockholders or the Company Stockholders, respectively, without such further approval or adoption. Any agreement on the part of a Party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such Party. No failure or delay of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Second Company Merger Effective Time, other than those covenants or agreements of the Parties that by their terms apply, or are to be performed in whole or in part, after the Second Company Merger Effective Time.

Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, upon written confirmation of receipt by e-mail or otherwise; provided, that each notice Party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

(i) if to any Parent Party, the Surviving Corporation, the Surviving Company or the Opco Surviving Company, to:

Pioneer Natural Resources Company

777 Hidden Ridge

Irving, Texas 75038

Attention: Mark H. Kleinman

E-mail: mark.kleinman@pxd.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

2001 Ross Avenue, Suite 2100

Dallas, Texas 75201

Attention: Jeffrey A. Chapman; Tull R. Florey

E-mail: jchapman@gibsondunn.com; tflorey@gibsondunn.com

(ii) if to either Company Party, to:

Parsley Energy, Inc.

303 Colorado Street, Suite 3000

Austin, Texas 78701

Attention: General Counsel

E-mail: CRoberts@parsleyenergy.com

with a copy (which shall not constitute notice) to:

Vinson & Elkins LLP

1001 Fannin, Suite 2500

Houston, Texas 77002

Attention: Douglas E. McWilliams; Lande A. Spottswood

E-mail: dmcwilliams@velaw.com; lspottswood@velaw.com

Section 8.3 Certain Definitions. For purposes of this Agreement:

(a) “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(b) “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or required by applicable Law to be closed.

(c) “Company Award Agreement” means any award agreement or other written agreement between the Company and a Company Stock Award holder that governs the terms and conditions of a Company Stock Award held by such Company Stock Award holder.

(d) “Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company.

(e) “Company PRSU Award” means each restricted stock unit that is (i) subject in whole or in part to performance-based vesting and (ii) payable in shares of Company Class A Common Stock or the value of which is determined with reference to the value of shares of Company Class A Common Stock.

(f) “Company Restricted Stock Award” means each restricted share of Company Class A Common Stock that is subject to vesting requirements.

(g) “Company RSU Award” means each restricted stock unit that is (i) subject solely to service-based vesting and (ii) payable in shares of Company Class A Common Stock or the value of which is determined with reference to the value of shares of Company Class A Common Stock.

(h) “Company Termination Fee” means a fee equal to $135,000,000.

(i) “Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of June 19, 2020, by and between Parent and the Company, as amended or supplemented from time to time.

(j) “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

(k) “Controlled Group” means any organization that is a member of a controlled, affiliated or otherwise related group of entities within the meaning of Code Sections 414(b), (c), (m) or (o).

(l) “COPAS” means the accounting standards promulgated by the Council of Petroleum Accountants Society.

(m) “Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any put, call, or other option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

(n) “EBITDA” means, with respect to any Person and its Subsidiaries, the sum of (i) consolidated net income, determined in accordance with GAAP, plus (ii) without duplication and to the extent deducted in determining such consolidated net income, the sum of (A) consolidated interest expense, plus (B) consolidated income tax expense, plus (iii) all amounts attributed to depletion, depreciation or amortization, in each case of such Person and its Subsidiaries.

(o) “Fraud” means actual fraud by a Person, which involves a knowing and intentional or willful misrepresentation or omission of a material fact with respect to the making of (i) any representation or warranty set forth in Article III or in the corresponding representations or warranties set forth in the Company’s officers’ certificate to be delivered pursuant to Section 6.2(c) or (ii) Article IV or in the corresponding representations or warranties set forth in the Parent’s officers’ certificate to be delivered pursuant to Section 6.3(c) and does not include any fraud claim based on negligent misrepresentation, recklessness or any equitable fraud or promissory fraud.

(p) “Hydrocarbons” means crude oil, natural gas, condensate, drip gas and natural gas liquids, coalbed gas, ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquid or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced or associated therewith.

(q) “Indebtedness” means, with respect to any Person, (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP, (iv) all obligations of such Person under installment sale contracts, and (v) all indebtedness of others described in clauses (i) through (iv) above guaranteed by such Person; provided, however, Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

(r) “Intellectual Property” means any and all proprietary, industrial and intellectual property rights, under the law of any jurisdiction or rights under international treaties, both statutory and common law rights, including: (i) utility models, supplementary protection certificates, patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, and reissues thereof; (ii) trademarks, service marks, trade names, slogans, domain names, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof (including all goodwill associated with the foregoing); (iii) copyrights, moral rights, database rights, other rights in works of authorship and registrations and applications for registration of the foregoing; and (iv) trade secrets, know-how, and rights in confidential information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable.

(s) “knowledge” of any Party means (i) with respect to Parent, the actual knowledge of Mark Berg, Rich Dealy, Mark Kleinman and Margaret Montemayor, and (ii) with respect to the Company, the actual knowledge of Matt Gallagher, Ryan Dalton, David Dell’Osso, Stephanie Reed and Colin Roberts.

(t) “Material Adverse Effect” means, with respect to any Person, any event, change, circumstance, occurrence or effect that (i) has, or would have, a material adverse effect on the business, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent, materially delay or materially impair the ability of such Person to consummate the Transactions; provided, however, in the case of clause (i) only, no event, change, circumstance, occurrence or effect to the extent directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect” or shall be taken into account when determining whether a “Material Adverse Effect” has occurred or would occur: (A) changes in conditions or developments generally applicable to the oil and gas exploration, development or production industry in the United States or any area or areas where the assets of such Person or any of its Subsidiaries are located, including any increase in operating costs or capital expenses or any reduction in drilling activity or production, or changes in Law or regulation affecting such industry; (B) general economic or political conditions or securities, credit, financial or other capital markets conditions (or changes in such conditions), including changes generally in supply, demand, price levels, interest rates, changes in the price of any commodity (including Hydrocarbons) or general market prices, changes in the cost of fuel, sand or proppants and changes in exchange rates, in each case in the United States or any foreign jurisdiction; (C) any failure, in and of itself, by such Person to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings, production or other financial or operating metrics for any period (it being understood that the events, changes, circumstances, occurrences or effects giving rise to or contributing to such failure may be deemed to constitute or be taken into account in determining whether there has occurred or would occur a Material Adverse Effect); (D) the execution and delivery of this Agreement; (E) the public announcement of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of such Person or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners; (F) any change, in and of itself, in the market price or trading volume of such Person’s securities (it being understood that the events, changes, circumstances, occurrences or effects giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); (G) any change in applicable Law, COPAS or GAAP (or authoritative interpretation thereof); (H) geopolitical conditions (or changes in such conditions), the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism; (I) any epidemic, pandemic, disease outbreak (including the COVID-19 virus) or other public health crisis or public health event, or the worsening of any of the foregoing; (J) any disruption in the purchase or transportation of crude oil or natural gas produced or otherwise sold by such Person or its Subsidiaries as a result of any shutdown, interruption or declaration of force majeure by any pipeline operator or other purchaser of such products; (K) natural declines in well performance or reclassification or recalculation of reserves in the ordinary course of business; (L) seasonal reductions in revenues and/or earnings of such Person or any of its Subsidiaries in the ordinary course of their respective businesses; (M) any actions taken or omitted to be taken by a Party at the written direction of the other Parties (for the avoidance of doubt any action by, or omission of, a Party for which such Party sought or requested, and the other Parties provided, consent shall not be deemed to be “at the written direction of” such Party); or (N) compliance with the terms of, or the taking of any action expressly required by, this Agreement (except for any obligation under this Agreement to operate in the ordinary course of business (or similar obligation) pursuant to Section 5.1), except to the extent any such event, change, circumstance, occurrence or effect directly or indirectly resulting from, arising out of, attributable to or related to any of the matters described in clauses (A), (B), (G), (H) and (I), has a disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to other similarly situated Persons in the oil and gas exploration, development and production industry in the geographic areas in which such Person and any of its Subsidiaries operate (in which case, such event, change, circumstance, occurrence or effect (if any) shall be taken into account when determining whether a “Material Adverse Effect” has occurred or would occur solely to the extent it is disproportionate).

(u) “Oil and Gas Leases” means all Hydrocarbon leases, subleases, licenses or other occupancy or similar agreements under which a Person acquires or obtains operating rights in and to Hydrocarbons or any other real property that is material to the operation of such Person’s business.

(v) “Oil and Gas Properties” means all interests in and rights with respect to (i) material oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations and concessions and (ii) all Wells located on or producing from any of the Oil and Gas Properties described in clause (i) above.

(w) “Parent Convertible Notes” means the 0.250% Convertible Senior Notes due 2025 issued by Parent pursuant to the Indenture, dated as of May 14, 2020, between Parent and Wells Fargo Bank, National Association, as trustee.

(x) “Parent Material Adverse Effect” means a Material Adverse Effect with respect to Parent.

(y) “Parent PRSU Award” means each restricted stock unit that is (i) subject in whole or in part to performance-based vesting and (ii) payable in shares of Parent Common Stock or the value of which is determined with reference to the value of shares of Parent Common Stock.

(z) “Parent Restricted Stock Award” means each restricted share of Parent Common Stock that is subject to vesting requirements.

(aa) “Parent RSU Award” means each restricted stock unit that is (i) subject solely to service-based vesting and (ii) payable in shares of Parent Common Stock or the value of which is determined with reference to the value of shares of Parent Common Stock.

(bb) “Parent Stock Option” means an option to purchase shares of Parent Common Stock.

(cc) “Parent Termination Fee” means a fee equal to $270,000,000.

(dd) “Permitted Lien” means (i) to the extent not applicable to the Transactions or otherwise waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any Contracts or Oil and Gas Leases, including joint operating agreements, joint ownership agreements, stockholders agreements, organic documents and other similar agreements and documents; (ii) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s liens and other similar Liens arising in the ordinary course of business for amounts not yet delinquent and Liens for Taxes or assessments or other governmental charges that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith in the ordinary course of business and for which adequate reserves have been established in accordance with GAAP by the applicable party; (iii) Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Report Letter or the Parent Reserve Report Letter, as applicable; (iv) Liens arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business; provided, however, that, in each case, such Lien (A) secures obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (B) would not have and would not reasonably be expected to have a Material Adverse Effect; (v) such Liens as Parent (in the case of Liens with respect to properties or assets of the Company or its Subsidiaries) or the Company (in the case of Liens with respect to properties or assets of Parent or its Subsidiaries), as applicable, may have expressly waived in writing; (vi) all easements, zoning restrictions, Rights-of-Way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and Rights-of-Way, on, over or in respect of any of the properties of the Company or Parent, as applicable, or any of their respective Subsidiaries, that are customarily granted in the oil and gas industry and do not materially interfere with the operation, value or use of the property or asset affected; (vii) any Lien discharged at or prior to the Effective Time, including Liens securing any Indebtedness that will be paid off in connection with the Closing; (viii) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions; and (ix) Liens, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, Rights-of-Way, covenants, restrictions and other similar matters that (A) would be accepted by a reasonably prudent purchaser of oil and gas interests, (B) would not reduce the net revenue interest of the applicable Party, in the aggregate, in the applicable Oil and Gas Properties below that set forth in the Company Reserve Report Letter or the Parent Reserve Report Letter, as applicable, and (C) would not increase the working interest of the applicable Party, in the aggregate, in the applicable Oil and Gas Properties above that set forth in the Company Reserve Report Letter or the Parent Reserve Report Letter, as applicable.

(ee) “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity.

(ff) “Production Burdens” means any royalties (including lessor’s royalties), overriding royalties, production payments, net profit interests or other burdens upon, measured by or payable out of Hydrocarbon production.

(gg) “Related Party” means, with respect to any Person, any present or former director, executive officer, stockholder, partner, member, employee or Affiliate of such Person or any of its Subsidiaries, or any of such Person’s Affiliates or immediate family members.

(hh) “Representative” means, with respect to any Party, any director, officer, employee, investment banker, financial advisor, attorney, accountant or other advisor, agent or representative of such Party or any of its Subsidiaries.

(ii) “Subsidiary” means, with respect to any Person, any other Person, whether incorporated or unincorporated, of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, (i) more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity, (ii) a general partner interest or (iii) a managing member interest.

(jj) “Tax Return” means any return, report, claim for refund, information return, statement or other similar document filed or required to be filed with any Governmental Entity in connection with the determination, assessment, collection or administration of any Tax, including any schedule, attachment or supplement thereto, and including any amendment thereof.

(kk) “Taxes” means any and all taxes, duties, levies or other similar governmental assessments, charges and fees in the nature of a tax, including income, estimated, business, occupation, corporate, capital, gross receipts, transfer, stamp, registration, employment, payroll, unemployment, occupancy, license, severance, capital, production, ad valorem, excise, windfall profits, real property, personal property, sales, use, turnover, value added and franchise taxes, deductions, withholdings, and custom duties, imposed by any Governmental Entity, whether disputed or not, together with all interest, penalties, and additions to tax imposed with respect thereto.

(ll) “Wells” means all oil or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on an Oil and Gas Lease or any pooled, communitized or unitized acreage that includes all or a part of such Oil and Gas Lease or otherwise associated with an Oil and Gas Property of the applicable Person or any of its Subsidiaries, together with all oil, gas and mineral production from such well.

Section 8.4 Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule, such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” Each accounting term not otherwise defined in this Agreement shall have the meaning commonly applied to such term in accordance with GAAP. References to “days” mean calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

Section 8.5 Entire Agreement. This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter, the TRA Amendment, the Voting Agreements and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the Parties with respect to the subject matter hereof and thereof.

Section 8.6 No Third Party Beneficiaries.

(a) Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except (i) as provided in Section 5.8 (which is intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and Representatives) and (ii) from and after the Closing and subject to the consummation of the Mergers, for the provisions of Article II with respect to the rights of the former holders of Company Class A Common Stock, Opco LLC Stapled Units, Company RSU Awards, Company PRSU Awards and Company Restricted Stock Awards to receive Merger Consideration, other shares of Parent Common Stock to be issued in the Mergers, and such other shares of Parent Common Stock to be reserved for issuance in connection with such Mergers after the Closing. Notwithstanding the foregoing, in the event of any Parent Party’s Willful and Material Breach of this Agreement or Fraud, then the Company Stockholders, acting solely through the Company, shall be beneficiaries of this Agreement and, subject to the terms of this Agreement, shall be entitled to pursue any and all legally available remedies, including equitable relief, and to seek recovery of all losses, liabilities, damages, costs and expenses of every kind and nature, including reasonable attorneys’ fees; provided, however, that the rights granted pursuant to this sentence shall be enforceable only by the Company, on behalf of the Company Stockholders, in the Company’s sole discretion, it being understood and agreed such rights shall attach to such shares of Company Common Stock and subsequently trade and transfer therewith and, consequently, any damages, settlements, or other amounts recovered or received by the Company with respect to such rights may, in the Company’s sole discretion, be (a) distributed, in whole or in part, by the Company to the stockholders of the Company of record as of any date determined by the Company or (b) retained by the Company for the use and benefit of the Company on behalf of the Company Stockholders in any manner the Company deems fit.

(b) The representations and warranties in this Agreement are the product of negotiations among the Parties hereto and are for the sole benefit of the Parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 7.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties hereto of risks associated with particular matters regardless of the knowledge of any of the Parties hereto. Consequently, Persons other than the Parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.7 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the Transactions shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

Section 8.8 Submission to Jurisdiction. Each of the Parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any Party or its Affiliates against any other Party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware, provided that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware. Each of the Parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the Transactions. Each of the Parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the Parties further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the Transactions, (a) any claim that it is not personally subject to the jurisdiction of the courts in

Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.9 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any Party without the prior written consent of the other Parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 8.10 Specific Performance. The Parties agree that irreparable damage would occur in the event that the Parties do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. Accordingly, prior to any termination of this Agreement pursuant to Section 7.1, the Parties acknowledge and agree that each Party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware, this being in addition to any other remedy to which such Party is entitled at law or in equity. Each Party accordingly agrees (a) the non-breaching Party will be entitled to injunctive and other equitable relief, without proof of actual damages; and (b) the alleged breaching Party will not raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement and will not plead in defense thereto that there are adequate remedies at Law, all in accordance with the terms of this Section 8.10. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.10, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the Outside Date, any Party hereto brings an action to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended by such other time period established by the court presiding over such action.

Section 8.11 Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 8.12 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 8.13 No Other Parties to this Agreement. Each of the following is herein referred to as a “Company Affiliate”: (a) any direct or indirect holder of equity interests or securities in any Company Party (whether stockholders or otherwise), and (b) any director, officer, employee, Representative or agent of (i) any Company Party or (ii) any Person who controls any Company Party. No Company Affiliate not a Party to this Agreement shall have any liability or obligation to any Parent Party of any nature whatsoever in connection with or under this Agreement or the Transactions, and the Parent Parties hereby waive and release all claims of any such liability and obligation, other than for Fraud. Each of the following is herein referred to as a “Parent Affiliate”: (x) any direct or indirect holder of equity interests or securities in any Parent Party (whether stockholders or otherwise), and (y) any director, officer, employee, Representative or agent of (i) any Parent Party or (ii) any Person who controls any Parent Party. No Parent Affiliate not a Party to this Agreement shall have any liability or obligation to any Company Party of any nature whatsoever in connection with or under this Agreement or the Transactions, and the Company Parties hereby waive and release all claims of any such liability and obligation, other than for Fraud. Nothing in this Section 8.13 will relieve any Company Affiliate of any contractual obligations expressly set forth in the TRA Amendment or any Voting Agreement to which such Company Affiliate is a party.

Section 8.14 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.15 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party.

Section 8.16 Facsimile or .pdf Signature

. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

Section 8.17 No Presumption Against Drafting Party. Each Party acknowledges that each Party to this Agreement has been represented by counsel in connection with this Agreement and the Transactions. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting Party has no application and is expressly waived.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PIONEER NATURAL RESOURCES COMPANY

By:	/s/ Richard P. Dealy
Name:	Richard P. Dealy
Title:	Executive Vice President and Chief Financial Officer

PEARL FIRST MERGER SUB INC.

By:	/s/ Richard P. Dealy
Name:	Richard P. Dealy
Title:	Vice President

PEARL SECOND MERGER SUB LLC

By: Pioneer Natural Resources Company, its sole member

By:	/s/ Richard P. Dealy
Name:	Richard P. Dealy
Title:	Executive Vice President and Chief Financial Officer

PEARL OPCO MERGER SUB LLC

By: Pioneer Natural Resources Company, its sole member

By:	/s/ Richard P. Dealy
Name:	Richard P. Dealy
Title:	Executive Vice President and Chief Financial Officer

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

PARSLEY ENERGY, INC.

By:	/s/ Matt Gallagher
Name: Matt Gallagher
Title: President and Chief Executive Officer

PARSLEY ENERGY, LLC

By:	/s/ Matt Gallagher
Name: Matt Gallagher
Title: President and Chief Executive Officer

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER